Form 20-F
period 2001-12-31
GOLDCORP INC
filed 2002-05-24
CIK 919239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	December 31, 2001

Commission File Number	1-12970

GOLDCORP INC.

(Exact Name of Registrant as Specified in Its Charter)

Ontario, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

NOT APPLICABLE

(Primary Standard Industrial Classification Code Number (if Applicable)

NOT APPLICABLE

(I.R.S. Employer Identification Number (if Applicable)

145 King Street West, Suite 2700 Toronto, Ontario M5H 1J8 CANADA 416) 865-0326

(Address and Telephone Number of Registrant’s Principal Executive Offices)

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code of Agent For Services In the United States))

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

Common Shares	Toronto Stock Exchange and New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X]	Annual information form	[X]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

82,545,266 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such rule.

Yes 82-	No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDCORP INC.

	By:	-s- Victoria K. Russell

Name: Victoria K. Russell Title: Vice President, Legal Services
Date: May 21, 2002

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone (416) 777-8500 Telefax (416) 777-8818 www.kpmg.ca

ACCOUNTANTS’ CONSENT

The Board of Directors Goldcorp Inc.

We consent to the use of our report dated February 7, 2002, included in this annual report on Form 40-F.

Toronto, Canada
February 7, 2002

145 King Street, West
Suite #2700
Toronto, Ontario
M5H 1J8
Telephone – 416-865-0326 or
1-800-813-1412
Facsimile – 416-361-5741

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2001

APRIL 30, 2002

GOLDCORP INC.
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

REPORTING CURRENCY AND FINANCIAL INFORMATION	3
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	4
GENERAL INFORMATION	4
Incorporation	4
Capital Structure	5
Market for Securities	5
Subsidiaries	5
General Development of the Business	6
Gold Mineral Reserves and Mineral Resources	6
Definitions	7
Summary Mineral Reserves and Mineral Resources	7
DESCRIPTION OF THE BUSINESS	9
Gold Properties	9
Red Lake Mine	9
Red Lake Area Exploration	17
Wharf Mine	19
Golden Reward Mine	25
Industrial Minerals	26
Saskatchewan Minerals	26
LEGAL MATTERS	33
Regulations — Canada and United States	33
Federal Income Tax Implications — Canada and United States	35
SELECTED CONSOLIDATED FINANCIAL INFORMATION	38
MANAGEMENT’S DISCUSSION AND ANALYSIS	39
DIRECTORS AND OFFICERS OF THE COMPANY	40
ADDITIONAL INFORMATION	42
CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP INC. FOR THE YEAR ENDED DECEMBER 31, 2001	43

GOLDCORP INC.
ANNUAL INFORMATION FORM

REPORTING CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year:

	2001	2000	1999	1998	1997

Rate at end of period (1)	1.5925	1.4995	1.4440	1.5375	1.4288
Average rate (2)	1.5519	1.4855	1.4828	1.4894	1.3848
High rate (1)	1.6023	1.5592	1.5302	1.5770	1.4398
Low rate (1)	1.4933	1.4350	1.4440	1.4075	1.3357

Notes:

(1)	The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The average rate means the average of the exchange rates on the last day of each month during the year.

On April 30, 2002, the noon rate of exchange of the Federal Reserve Bank of New York certified for United States customs purposes was US$1.00 = C$1.5681.

Goldcorp’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on Goldcorp’s results of operations and financial position.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future price of gold. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL INFORMATION

     Incorporation

Goldcorp Inc. (“Goldcorp” or the “Corporation”) is a corporation governed by the Business Corporations Act (Ontario) (the “OBCA”). Goldcorp’s registered and head office is Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8.

Effective November 1, 2000, the Corporation amalgamated with CSA Management Inc. (“CSA”) pursuant to a statutory plan of arrangement (the “Arrangement”) under the OBCA. Prior to the Arrangement, CSA held approximately 17.2% of the equity and approximately 43.6% of the votes of the Corporation. Under the Arrangement, the shareholders of the Corporation and CSA received Common Shares (the “Common Shares”) of the Corporation on the following basis: 1.00 Common Share for each Goldcorp Class A subordinate voting share; 1.25 Common Shares for each Goldcorp Class B multiple voting share; 2.10 Common Shares for each CSA Class A non-voting share; and 6.00 Common Shares for each CSA Class B share. All of the Goldcorp Class A subordinate voting shares and Goldcorp Class B Shares held by CSA were cancelled by operation of law without any repayment of capital.

Prior to the Arrangement, Goldcorp was the continuing corporation formed on March 31, 1994 by the amalgamation of a predecessor corporation of Goldcorp, Dickenson Mines Limited and CSA Management Limited pursuant to a statutory plan of arrangement under the OBCA.

     Capital Structure

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of April 30, 2002, 90,895,324 Common Shares were outstanding.

At a special meeting of shareholders of the Corporation held on March 21, 2002, the shareholders approved a special resolution authorizing the amendment of the Corporation’s articles to subdivide each Common Share on a two-for-one basis. The record date for the subdivision is May 22, 2002 and additional Common Shares will be distributed to shareholders of record in Canada on May 27, 2002 and in the United States on May 28, 2002. Following completion of the subdivision, the number of Common Shares outstanding will increase to 181,790,648 (206,324,406 on a fully diluted basis).

On April 30, 2002, Goldcorp completed an offering of eight million Common Shares and four million share purchase warrants (“Warrants”) for gross proceeds of $144 million. Each whole Warrant entitles the holder to purchase one Common Share at a price of $25.00 at any time during the period up to April 30, 2007 (with the number of Common Shares and the exercise price of the Warrants being subject to adjustment upon the completion of the subdivision of the Common Shares).

     Market for Securities

The Common Shares are listed on the New York Stock Exchange (NYSE) trading under the symbol “GG” and on the Toronto Stock Exchange (TSX) trading under the symbol “G”. The Warrants trade under G.WT and G.WT.U on the TSX. Options on the Common Shares trade on the American Stock Exchange (AMEX) and the Chicago Board of Options (CBOE).

The Common Shares were added to the Barron’s Gold Mines Index (GMI) during the first quarter of 2002. The Corporation has substantially expanded its exposure to several gold indices and now is also a member of the Toronto Stock Exchange’s Gold and Precious Minerals Index, the FTSE London Gold Mines Index, the Philadelphia Stock Exchange’s Gold Index (XAU) and the American Stock Exchange’s Gold Bugs’ Index (HUI).

     Material Subsidiaries

The following table sets out, as at December 31, 2001, the direct and indirect material subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of their voting securities held by the Corporation:

		Percentage
	Jurisdiction of	of Voting
Subsidiary	Incorporation	Securities Held

Wharf Resources Ltd.	Ontario	100%
Wharf Resources (USA), Inc.	Colorado	100%
Wharf Resources Management Inc.	Delaware	100%
Wharf Reward Mines Inc.	Delaware	100%
Wharf Gold Mines Inc.	Delaware	100%

     General Development of the Business

Goldcorp is a North American based gold producer. It owns and acquires properties, explores for precious metals, develops mines and produces mostly gold. By market capitalization, it is in the top ten gold producers globally. Goldcorp owns one of the highest-grade gold deposits in the world. The Red Lake Mine, which is located in northwestern Ontario, Canada produced more than 500,000 ounces of gold in 2001, the largest producing gold mine in Canada. The Company also produces gold at the Wharf Mine in the historic Lead Mining area in the Black Hills of South Dakota in the United States. Goldcorp also owns an industrial minerals operation, Saskatchewan Minerals, in Saskatchewan, Canada. It produces sodium sulphate used primarily in the detergent industry.

The Red Lake Mine resumed commercial production on January 1, 2001, with actual mining of the high-grade ore commencing in August 2000. The production from the Red Lake Mine has had a significant positive impact on the Company’s financial position and operating results.

Goldcorp also has extensive holdings of minerals rights in the Red Lake District, including the Cochenour Mine property and the Abino prospect, which are being actively explored.

Goldcorp generated record earnings of $52.8 million for 2001, largely as a result of the exceptional performance of the Red Lake Mine. The net profit margin was 32% (which is defined as earnings as a percentage of revenue). Earnings per share for 2001 were $0.64 per share ($0.63 diluted).

Goldcorp believes that gold is equivalent to money and gold bullion holdings increased at year-end (to 1.1 tonnes or 35,000 ounces). The market for gold is liquid and there is an established international price.

Upon the completion of the recent offering of Common Shares and Warrants, Goldcorp has in excess of $225 million in cash and $17 million in gold bullion in its treasury. The proceeds are intended for the further development and exploration of the Red Lake Mine and elsewhere in the Red Lake District, for possible acquisitions, and otherwise for general corporate purposes. Pending such application of the funds, Goldcorp will invest the proceeds in short-term marketable securities, other investment-grade securities or gold bullion.

     Gold Mineral Reserves and Mineral Resources

As of December 31, 2001, Goldcorp’s total proven and probable gold mineral reserves were approximately 4.8 million ounces of gold. During 2001, Goldcorp produced about 607,000 ounces of gold and added approximately 1.2 million contained ounces of gold to its reserves for a net increase of approximately 600,000 ounces of gold. The addition to reserves of approximately 1.2 million contained ounces of gold is primarily attributable to the Red Lake Mine property.

Reserves and resources have been calculated as of December 31, 2001 in accordance with the definition adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Calculations have been prepared by employees of Goldcorp under the supervision of Gilles R. Filion, P. Eng.,

Vice President, Exploration, of Goldcorp. Reserves and resources have been calculated using a gold price of $275. The gold reserves and resources have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

Although Goldcorp has carefully prepared and verified the mineral reserves and resources presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

     Definitions

In this Annual Information Form, unless otherwise indicated:

•	“mineral resource” means a concentration or occurrence of material of economic interest in or on the earth’s crust in such form and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured resources.

•	“indicated resource” means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

•	“inferred resource” means that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

•	“measured resource” means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

•	“reserve” means that part of a mineral deposit which could be economically and legally produced at the time of the reserve determination.

•	“probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

•	“proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

     Summary of Mineral Reserves and Mineral Resources

The following table summarizes Goldcorp’s mineral reserves and mineral resources at its two producing gold properties, the Red Lake and the Wharf Mine. For further details of the proven and probable reserves and the measured, indicated and inferred resources by category as of December 31, 2001, see the property descriptions below.

	As of December 31, 2001			As of December 31, 2000
	(@ $275 per ounce)			(@ $275 per ounce)

			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold

	(000's)	(Opt)	(000's)	(000's)	(Opt)	(000's)
Red Lake Mine
High Grade Zone
Proven and Probable Reserves	1,850	2.05	3,801	1,799	1.68	3,019
Measured and Indicated Resources	231	2.52	581	—	—	—
Sulphide Zone
Proven and Probable Reserves	1,358	0.37	507	1,374	0.39	541
Measured and Indicated Resources	402	0.33	131	—	—	—
Wharf Mine
Proven and Probable Reserves	17,140	0.031	530	23,000	0.031	706
Total
Proven and Probable Reserves			4,838			4,266
Measured and Indicated Resources			712			—

As of December 31, 2001, the Red Lake Mine had, in addition to the reserves and resources set out in the table above, a total inferred mineral resource of 744,000 tons grading about 1.29 ounces per ton with 960,000 ounces of contained gold.

DESCRIPTION OF THE BUSINESS

     GOLD PROPERTIES

          RED LAKE MINE

The Red Lake Mine, located in Red Lake, Ontario, Canada (in the heart of the Red Lake gold camp of northwestern Ontario) has been in operation since 1948. The property on which the Red Lake Mine is located comprises 58 patented mineral claims held by Goldcorp covering approximately 2,348 acres, which, on the west side, share a common boundary with Placer Dome Inc.’s Campbell Mine. Goldcorp also holds mineral claims covering approximately 56,125 additional acres of prospective mineral ground in the Red Lake area. Access to the property is by road and by air.

     Geology

Goldcorp’s Red Lake Mine lies in the eastern part of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of ultramafic, mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes.

Most of the gold mineralization within the Red Lake Mine’s boundaries is within, or adjacent to, major deformation zones. These zones may have occurred late in the deformation period which, in turn, is thought to be related to the nearby granitic intrusive.

The deposits at the Red Lake Mine are made up of a number of sub-parallel groups of linear deposits which are interpreted to lie along the north and south limbs of a major fold. Ore lens widths may vary from a few inches to several feet and may be from tens of feet to over 100 feet in length. Overlapping lenses have permitted ore bodies to be developed and mined over lengths in some instances in excess of 1,000 feet and widths of up to 60 feet.

The deposits generally strike from northwest to southeast, and are dipping to the southwest. Individual ore lenses in the zones are plunging to the west. Fifteen major and thirteen minor steeply dipping zones have been identified to date. Current ongoing underground and surface exploration work indicates that other major zones exist.

Each of the 15 major zones and 13 minor zones indicated above consist of several parallel to sub-parallel zones. Apart from variations in physical attributes and dimensions, the zones vary from well-defined veins to more indistinct zones of silica-sulphide mineralization. The zones vary mineralogically in sulphide content and gold distribution. The two major types of gold mineralization consist of high grade quartz carbonate sulphide mineralization grading 2.05 ounces of gold per ton (“opt”) and the lower grade sulphide zone grading 0.37 opt. To reflect that variation, the zones have been grouped into two categories, the sulphide zones (the “Sulphide Zone”) and the high grade zones (the “High Grade Zone”).

      Exploration

Most of the historic production at the Red Lake Mine had been from sulphide mineralization. Since February 1995, when the High Grade Zone was discovered, Goldcorp commenced an exploration and development program at the Red Lake Mine. Approximately 1,501,000 feet of diamond drilling has been completed between the surface and the 46 Level to December 31, 2001. In order to facilitate exploration and development, production in 1995 and 1996 was reduced. A labour dispute, which began in June 1996 and ended in May 2000, resulted in the cessation of gold production while exploration and development continued.

During 2001, Goldcorp continued with its exploration and development program at the Red Lake Mine, completing 616 diamond drill holes for 261,000 feet of diamond drilling. At year’s end, the quantity of the High Grade Zone reserves had increased, with reserves in the proven and probable category increasing during the year by 782,000 contained ounces for a total of approximately 3.8 million contained ounces of gold.

Drilling from 16 to 22 Level followed up on gold mineralized structures in the hanging wall of the mine as well as to the east of the mine. Gold bearing structures in the hanging wall appear to be sub-parallel to the Sulphide Zone system and have some similarities to mineralization found in the High Grade Zone. The eastern extension of the Sulphide Zone system drilled on 16 Level late in the year also returned higher grade intercepts in some holes. Directional drilling confirm the extension of the High Grade Zone to a depth of 6,800 feet below surface. During 2001, drilling returned value up to 30.64 ounces of gold per ton over 9 feet in the Hanging Wall 5 (HW5) zone.

For the period February 1, 1995 to December 31, 2001, Goldcorp spent $59.3 million in exploration and other related expenditures at the Red Lake Mine. During 2001, $9.8 million was expended on exploration and related development at the Red Lake Mine.

In 2002, Goldcorp is continuing exploration of the Red Lake Mine in order to further expand the reserve base. As the High Grade Zone at Red Lake is still a relatively new discovery, Goldcorp believes that additional reserves may be discovered. In particular, Goldcorp is focused on further exploration for potential reserves around the High Grade Zone, including lateral extensions east and west and at greater depth targeting HW5, FW3 and FW4 systems. To date, the drilling activities have produced a number of promising results at or above existing grades in the current High Grade Zone.

      Reserves

The proven and probable reserves at the Red Lake Mine as of December 31, 2001 and 2000 were as follows:

	As of December 31, 2001			As of December 31, 2000
	(@ $275 per ounce)			(@ $275 per ounce)

			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold

	(thousands)	(opt)	(thousands)	(thousands)	(opt)	(thousands)
Reserves(1)
High Grade Zone
Proven	1,226	2.25	2,752	708	2.01	1,424
Probable	624	1.68	1,049	1,091	1.46	1,595

Subtotal	1,850	2.05	3,801	1,799	1.68	3,019

Sulphide Zone
Proven	361	0.40	143	361	0.40	143
Probable	997	0.37	364	1,013	0.39	398

Subtotal	1,358	0.37	507	1,374	0.39	541

Total All Zones
Proven	1,587	1.82	2,895	1,070	1.46	1,566
Probable	1,621	0.87	1,413	2,103	0.95	1,994

Total Reserves All Zones	3,208	1.34	4,308	3,173	1.12	3,560

Note:
(1)	Numbers do not necessarily add due to rounding.

The reserve estimates have been prepared by Goldcorp’s geological and engineering staff supervised by a “Qualified Person”, Gilles R. Filion, Vice President, Exploration, of Goldcorp. The reserve estimates have been prepared in accordance with the definitions set forth in “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ in “National Instrument 43-101 — Standards of Disclosure for Mineral Projects” (“National Instrument 43-101”). With respect to the reserve estimates for 2000, the estimates were based on a classification system using definitions similar to the CIM Standards. Goldcorp’s reserves set out above have been categorized on the basis of the definitions for “proven” and “probable”. These definitions conform with USGS Circular 831, which has been accepted for current disclosure under National Instrument 43-101 and the foregoing definitions and reserves can be reconciled with the CIM Standards without adjustment. The reserve study was performed at year-end to reflect drilling results available at mid-December 2001. The reserves have been audited by Watts, Griffis and McOuat Limited (“WGM”), independent consulting geologists and engineers.

All drilling results, geological boundaries, the mining plan and historical and expected future mining costs have been considered in estimating reserves employing appropriate procedures and parameters including:

•	an independent laboratory assayed the split drill core using primarily fire assay. Metallic assay was used for samples with visible gold;

•	dilution is estimated at 40% for the High Grade Zone. Sulphide Zone reserves are estimated with dilution included at variable rates based on historical mining experience; and

•	the reserves were estimated at a gold price of $275 per ounce ($275 per ounce in 2000).

The extent of mineralization in the Red Lake Mine has not been fully delineated.

      Resources

The following table sets out the detailed breakdown of the Red Lake Mine resources as at December 31, 2001.

	As of December 31, 2001			As of December 31, 2000
	(@ $275 per ounce)			(@ $275 per ounce)

			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold

	(000's)	(Opt)	(000's)	(000's)	(Opt)	(000's)
Red Lake Mine
High Grade Zone
Measured and Indicated	231	2.52	581	—	—	—
Sulphide Zone
Measured and Indicated	402	0.33	131	—	—	—
Total
Measured and Indicated Resource	633	1.12	711 (1)	—	—	—

Note:
(1)	Numbers do not necessarily add due to rounding.

As of December 31, 2001, Red Lake Mine had, in addition to the resources set out in the table above, total inferred mineral resources of 744,000 tons grading about 1.29 ounces of gold per ton with 960,000 ounces of contained gold.

      New Infrastructure

Based on a 1998 feasibility study, total capital expenditures to develop and rehabilitate the mine facilities and build a new processing plant to mine the High Grade Zone were estimated at $56.2 million over an 18 month period. This construction was completed on schedule and on budget, with a payback period on the development of less than one year. Virtually all of the infrastructure already in place underground has been upgraded. Upgrades of various other systems were completed, including the installation of a new loading pocket at the bottom of the #2 shaft, the extension of the ramp to 37 Level and the completion of ventilation and haulage systems to 37 Level.

      Mining

Two shafts service the Red Lake Mine. The #1 Shaft extends from the surface to a depth of 3,600 feet. The deepest working level of the #1 Shaft is 23 Level at a depth of 3,400 feet. The 23 Level connects #1 Shaft to #2 Shaft (internal winze) via a 3,800 foot drift. The #2 Shaft extends from 23 Level to below 38 Level and terminates at a depth of 5,800 feet below the surface. The levels are approximately 150 feet apart. The top of the High Grade Zone is located above 30 Level and extends down below 44 Level, for a vertical distance of approximately 2,400 feet. The mine is serviced by an internal ramp from 21 Level to below 37 Level. The ramp will be extended to below 39 Level in 2002.

Mining in the High Grade Zone employs a ramp access cut and fill method (with paste backfill) coupled with future longhole mining for sill pillar recovery. Depending on the geometry of each individual zone, jumbo or jackleg drills are used to mine the material. LHD equipment (1 yard to 3.5 yard capacity) then muck the material from the stopes to the internal ore passes. Track haulage systems on 34 Level and 37 Level move the material to the shaft overpasses. The material is then loaded into skips through #7 loading pocket on 38 Level, and hoisted up the #2 Shaft to 23 Level. On 23 Level, haulage trains transfer material to the #1 Shaft system, where it is hoisted to surface. The hoists and loading pockets are all fully or semi-automated, and the haulage locomotives are all remote equipped, in order to increase operating efficiencies and reduce labour.

Goldcorp is not currently mining the Sulphide Zone.

      Production

The 2001 annual gold production at the Red Lake Mine reached 503,385 ounces, of which 487,030 ounces were from bullion gold and 16,355 ounces from concentrate inventory processed at the Campbell Mine in Red Lake, at an average cash production cost of $59 per ounce sold. This production made Goldcorp’s Red Lake Mine Canada’s largest gold producer in 2001.

The following table sets out the production data at the Red Lake Mine for each year in the three-year period ending December 31, 2001. There was no production in 1999 and the Red Lake Mine resumed into commercial production on January 1, 2001.

Red Lake Mine Production Statistics

	Years Ended December 31,

	2001		2000(1)	1999

Tons of ore milled	246,618		74,148	—
Average mill head grade (ounces per ton)	2.26		1.57	N/A
Average recovery rate (%)	88.5	%(2)	86.7%	N/A
Ounces of gold produced	503,385		85,115	—
Ounces of gold sold
Operating cost per ounce:	477,120		82,850
Cash production cost	$59		N/A	N/A
Non-cash costs	33		N/A	N/A

Total operating cost	$92		N/A	N/A

Notes:
(1)	The period between the start of operations in August 2000 and the resumption of commercial production on

January 1, 2001 was considered the Red Lake Mine’s “start up” period during which operations ran at reduced rates and efficiencies, while substantial development work continued. The start up period lasted until the operation was producing, on a sustainable basis, at levels and efficiencies closer to what is expected over the life of the mine. Accordingly, no operating cost per ounce figures were calculated for this period.

(2)	The average recovery rate does not include the 16,356 ounces reclaimed from refractory gold contained in the sulphide concentrate which was custom treated, and the 27,012 ounces not treated during the year and stockpiled on site.

Production of gold during the first quarter of 2002 was 124,883 ounces of gold.

In 2001, the first year of commercial production, there were 477,120 ounces of gold sold for revenue of $129.6 million. Note that the Corporation has increased its gold bullion holdings, as discussed in its Management’s Discussion and Analysis.

      Processing

The original mill was built in 1948 and was dismantled in 1999 and 2000. Construction of a new mill took place during 2000 to process the high grade material. The new process facilities consist of three separate plants, the Crushing Plant, Processing Plant, and Paste Fill Plant. Commissioning of the Crushing Plant began in February 2000, the Processing Plant’s commissioning phase commenced in early July 2000 with the first gold bar being poured on August 1, 2000 and commissioning of the Paste Fill Plant began in August 2000. Commercial production began on January 1, 2001.

The Crushing Plant is a two stage process which reduces underground ore from roughly 12 inches to 3/8 inches. Underground ore is fed to the Jaw Crusher and sizing screen. Screen oversize is crushed in the Cone Crusher and screen undersize is conveyed to the Processing Plant for gold extraction.

Unit operations in the Processing Plant include grinding, gravity concentrating, cyanidation, carbon-in-pulp (CIP), carbon elution and reactivation, electrowinning, bullion smelting/refining, cyanide destruction, flotation, and concentrate handling. Three types of gold occur in the Red Lake Mine ore requiring these various unit operations.

Coarse gold is recovered from the ore via the gravity concentrating circuit. Here, concentrate generated in a Knelson Concentrator is upgraded on a Diester Table, to a concentration of approximately 70% gold, and directly smelted into bullion for subsequent shipment to Johnson Matthey Ltd. for further refining and later sale into the spot market. 51.1% of the gold in the Processing Plant feed was recovered in the Gravity Concentrating Circuit in 2001. In November 2001, a second Knelson concentrator was added to increase the gravity production. Gravity recovery up to October 2001 averaged 49.5% and the average for November and December was 58.3%. Increased gravity recovery will reduce yearly operating costs in the CIP circuit without significantly increasing costs in the gravity circuit.

Finer grain gold is dissolved in the cyanidation circuit in which sodium cyanide is introduced to the process stream. This portion of the gold is dissolved from a solid state into solution. Gold is removed from solution and onto granular carbon particles, still contained in the process pulp. Values from the carbon are removed in the Carbon Strip Plant, in which a high grade gold bearing solution (loaded eluate) is generated. This loaded eluate, or pregnant solution, reports to two electrowinning cells where, under an applied voltage and current density, gold precipitates out of solution and back into its solid state as a “cathode sludge”. This sludge is also directly smelted into bullion for subsequent shipment to Johnson Matthey Ltd. 37.4% of the gold contained in the Processing Plant feed was recovered in the Cyanidation Circuit in 2001.

The refractory component of the ore is gold that is extremely fine and locked in arsenopyrite and pyrite minerals (sulphides). Conventional milling methods are not capable of recovering this type of gold. The Red Lake Mine’s Processing Plant employs a typical sulphide flotation circuit generating a bulk sulphide concentrate. This concentrate is subject to further treatment for gold extraction. During 2001, a trial processing session of over 4,000 tons was successfully treated at the Campbell Mine (less than one kilometre from the Goldcorp minesite). This trial resulted in over 16,300 ounces of gold being recovered and credited to Goldcorp. The 4,000 tons represented approximately 43% of the refractory sulphide concentrate produced in 2001. In September 2001, the trial was completed and treatment options are presently being pursued (including custom treatment). 7.4% of the gold contained in the Processing Plant feed was recovered in the sulphide concentrate in 2001.

After extraction of the gold, cyanide is destroyed in the Processing Plant, using the INCO SO2 Air/Effluent treatment process which oxidizes the cyanide component and precipitates heavy metals. The process stream (tailings) reports to the Paste Fill Plant where most of the water is removed and the pulp is stored. This material can either be discharged to the Tailings Management Area or sent underground for use as backfill. This plant is a semi-batch process, which implies that all aspects of the plant are continuous with the exception of the discharge of paste to the Underground Distribution System. Here, a tailings filter cake is generated, cement and water is added and mixing occurs. Once the proper consistency is achieved, the paste is discharged underground to flow by gravity to the mined out areas.

      Environmental Matters

All environmental operating permits required for the Red Lake Mine are currently in place.

An amendment to a Provincial Officers’ Order was granted by the Ontario Ministry of the Environment (“MOE”) to provide for an extension from June 30, 2001 to October 1, 2001 for the completion of the TMP. The final document has been submitted and reviewed by the MOE and all timing compliance issues have been met. The objectives of the TMP were to attain compliance discharge values for arsenic and ammonia at the weir that empties the secondary pond into Balmer Lake. It has been the desire of the MOE to move toward this location as the sampling point.

Goldcorp entered into negotiations with the MOE, beginning in February 2002, to determine a timetable for implementation of the various works.

A geo-technical consultant retained by Goldcorp in May 2000 and June 2001 inspected secondary dam modifications. All structures are in good order and only require minor annual maintenance.

In September 1999, Goldcorp was issued a Control Order by the MOE to “conduct technical investigations, which will lead to a better understanding of the recent elevated arsenic concentrations in Balmer Lake and which will be used to develop a long-term management plan for the watershed”. A similar order was issued to Placer Dome Inc. in relation to its Campbell Mine.

Both Placer Dome Inc.’s Campbell Mine and Goldcorp’s Red Lake Mine are continuing to work toward a new “Terms of Reference” and a proposal was submitted to the MOE in March 2002 for an amendment to our COAs.

Contingency guidelines are being developed to complement the formal Spill Response Plan. Spill response containers have been assembled to handle small-scale spills and approximately 30 on-site employees have been trained to deal them. A spill management-training workshop is planned for the summer of 2002 for new staff and as a refresher for staff already trained.

On May 12, 2001, the MOE passed Ontario Regulation 127/01, “Airborne Contaminant Discharge Monitoring and Reporting” under the Environmental Protection Act (Ontario) that requires reports to be submitted by June 1, 2002. A consultant has been retained to assist Goldcorp with the preparation of an electronic emission inventory for the reporting requirements. It is anticipated that the inventory will be complete and staff training for minor modifications will be complete before the reporting date.

In May 2000, the Ministry of Northern Development and Mines (Ontario) (“MNDM”) approved an amendment to the previously filed Mine Closure Plan in relation to the Red Lake Mine. Prior to 2000, Goldcorp had posted with the MNDM financial assurances of $1.1 million for closure and reclamation costs.

      Employees

As of April 30, 2002, there were 115 salaried employees at the Red Lake Mine. On October 31, 2001, the operating employees at the Red Lake Mine who were paid on an hourly basis were transferred to salary.

Goldcorp has contracted the underground portion of the Red Lake Mine to Dynatec Corporation (“Dynatec”) of Richmond Hill, Ontario. Under the terms of the three year agreement expiring December 31, 2003, Dynatec provides all mining services. At December 31, 2001, there were 240 contract employees at the Red Lake Mine.

On November 22, 2000, an employee was killed in an accident at the Red Lake Mine. Charges have been laid by the Ministry of Labour under the Occupational Health and Safety Act (Ontario) which Goldcorp is vigorously defending. The case is expected to proceed to trial in late 2002.

      Dependence on the Red Lake Mine

Goldcorp’s operations at the Red Lake Mine currently account for most of Goldcorp’s gold production and revenue. In addition, Goldcorp’s principal exploration and development program is based at the Red Lake Mine. Any adverse development affecting the Red Lake Mine would have a material adverse effect on Goldcorp’s financial performance and results of operations and Goldcorp’s ability to implement its growth strategy or achieve its goals for cash production costs.

      RED LAKE AREA EXPLORATION

      Cochenour Property

In February 1998, Goldcorp completed its acquisition of all of the outstanding shares of Wilanour Resources Limited (“Wilanour”). Goldcorp acquired additional mineral rights covering 10,959 acres in the Red Lake District and now holds, in the aggregate, mineral rights covering approximately 56,125 acres in that District. Included in this land package is the former producing Cochenour Mine. Production began at the Cochenour Mine in 1939 and continued until 1975. During this time, 1.25 million ounces of gold was produced at an average grade of 0.54 ounces of gold per ton (“opt”). The Cochenour Mine is located just north of the town of Cochenour, five miles northeast of Red Lake, Ontario. The Cochenour Mine comprises 39 claims in Dome Township, of which 36 are patented claims and three are leased (expiring January 1, 2009). In addition, Goldcorp holds 10 licenses of occupation at the Cochenour Mine. Goldcorp has posted with the MNDM financial assurances of $0.6 million for closure and reclamation costs.

The Cochenour Mine Closure Plan was accepted by the MNDM in June 2000. The effluent monitoring program at Cochenour was incorporated into the Red Lake Mine environmental program in 2000. A remediation program for historic crown pillars has been initiated in 2002.

      Geology

The Cochenour Mine, like the Red Lake Mine, lies in the eastern section of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes.

The Cochenour Mine ore consists of free gold in quartz carbonate veins hosted by volcanic and sedimentary rocks and of fine gold tied in with arsenopyrite and to some extent with the pyrite-pyrrhotite mineralization. About 60% of the Cochenour Mine property is underlain with pillowed to massive mafic flows, which in turn host sequences of oxide facies to sulphide facies iron formation. Sequences of ultramafic and felsic flows as well as clastic sediments also exist.

Structurally, gold at the Cochenour Mine is related to a low-dipping overthrust fault zone. This thrust zone was displaced by several north-striking, steeply dipping normal faults, and both thrust zone and subsidiary faults were hydrothermally altered, silicified and carbonatized, with sericite, talc and chromium-muscovite common throughout. The main mineralization is intimately associated with a further hydrosilicification which accompanied the gold-bearing arsenopyrite, pyrite, stibnite and sphalerite assemblage. Gold is also associated with banded carbonate veins within and parallel to the thrust zone, in shear veins and silicified carbonatized lenses in talc schist and narrow silicified layered chert units.

      Exploration

In 2001, Goldcorp completed a 20 hole, 42,125 feet drill program on the eastern and northeastern portion of the Cochenour Mine Property. The area tested targets that had been generated based on the geophysical survey completed over the Cochenour Mine from 1998 through 2000, historical data compilation and soil geochemical surveys conducted in 2000. In total, nine of the 20 holes returned significant gold assays, with some of the best assays being: 1.45 opt over 3.3 feet; 1.50 opt over 0.8 feet; 0.47 opt over 1.5 feet; and 0.43 opt over 3.5 feet. Extensive surface stripping and mapping of the Marcus property and channel sampling in 2001 has greatly increased the knowledge of the eastern half of the Cochenour Mine property. Integration of the structural and alternation mapping with the Red Lake Mine and additional regional data, along with results from previous drill programs, has also been completed. Mobile metal ion soil geochemical surveys on the eastern portion of the property was completed in 2000. Compilation of drill hole data for the Cochenour Mine property was completed in 2001.

In 2002, further targets will be drill tested. For the period of January 1 to December 31, 2001, Goldcorp spent $1.5 million in exploration and other related work on the Cochenour Mine property and the adjacent Abino prospect.

      Other Exploration of the Red Lake District

Our second highest priority target is the Abino prospect located north of the Cochenour property. In 2001, a 33 hole 52,493 feet program was completed. Some of the best assays from the 2001 Abino prospect drilling were: 18.11 opt over 2.5 feet; 2.97 opt over 0.7 feet; 2.92 opt over 4.9 feet; 0.22 opt over 25.7 feet; 0.46 opt over 23.0 feet; and 0.47 opt over 9.8 feet.

Drilling was also conducted on Goldcorp’s Rowan, Martin Bay, Slate Bay, Forsyth, and Gullrock properties. Goldcorp retained a contractor to complete a multiscale wavelet edge analysis of magnetics and gravity data for Goldcorp’s Red Lake properties.

Late in 2001, Goldcorp entered into a joint venture agreement with Tri Origin Exploration Ltd., whereby Goldcorp may earn a majority interest in the property by funding further exploration. As well, Goldcorp acquired by staking a large land position contiguous to the joint venture.

Goldcorp continues to be one of the largest holders of mineral rights in the Red Lake area. Physical work was completed on all of Goldcorp’s properties in the Red Lake District. Priority targets based on physical work and compilation completed in 2001 are to be drilled in 2002.

For the period of January 1 to December 31, 2001, Goldcorp spent an aggregate of $3.9 million in exploration and other related work in the Red Lake District (outside of the Red Lake Mine property).

      WHARF MINE

The Wharf Mine property consists of title to, or leases (held by, Wharf Resources (U.S.A.), Inc. (“Wharf”), which is 100% owned by Wharf Resources Ltd.), on 449 patented and 96 unpatented mining claims, covering approximately 4,205 acres. Wharf Resources Ltd. is 100% owned by Goldcorp. The Wharf Mine is situated within the Black Hills and is four miles west of Lead in the Bald Mountain Mining District of South Dakota. The property consists of several areas of adjoining gold mineralization amenable to open pit mining. Wharf holds title to the surface rights of the claims. Over 99% of the Wharf Mine’s total proven and probable reserves at the Wharf Mine are on patented claims.

The Wharf Mine is subject to three royalties based on annual production from the affected patented claims. The first relates to part of the Annie Arm Pit where the royalty is calculated on the basis of 2.1% of the applicable calculated revenue. The second agreement covers the Foley Ridge properties. The royalty rate is 2.4% of calculated revenues. The third royalty agreement covers the Foley Ridge and Bald Mountain properties and is based on a sliding scale of 0.5% to 2% of realized revenue. In 2001 and 2000, aggregate royalty payments in the amount of $0.7 million and $0.8 million, respectively, were paid.

Severance taxes are also payable to the State of South Dakota based on production and net profits. In 2001 and 2000, total severance taxes paid amounted to $0.8 million and $0.7 million, respectively.

Mining at the Annie Creek Pit began in 1983 and was completed in October 1992. The Foley Pit, which has been the main source of ore production, is further broken down into several smaller mining areas: North Foley; Vulcan; 33 Vertical; Polo; East Foley 4A; and East Foley 4B. During 2001, removal of overburden material continued and ore production was initiated in the Trojan Pit portion of the Wharf expansion project. Also during 2001, removal of overburden was initiated on the American Eagle Pit portion of the Wharf expansion project. Pit areas that have been depleted are: Annie Creek; Annie Arm; East Foley 4A; East Foley 4B; Juno Cut; Whiteside; Vulcan; East Portland; and Maria. Of these depleted pit areas: Annie Creek, Annie Arm, and East Foley 4B have been backfilled with waste rock; Whiteside was completely backfilled with waste rock during 1997; the Juno Cut was backfilled with spent ore between 1996 and early 1999; and the Maria backfill was completed in 2001. Spent material is currently being disposed of in the southern extent of the Foley Pit.

      Wharf Expansion Project

The Wharf expansion project (formerly known as the Clinton Project), located immediately to the east of the Wharf Mine, consists of the Trojan, American Eagle and North Greater Portland deposits, all of which will be mined by open pit methods. The South Dakota Department of Environment and Natural Resources (“DENR”) issued a mining/milling permit for the Wharf expansion project in June 1998. This permit has extended the mine life to approximately 2006 at the current production rate.

The Wharf expansion project is located within the discharge area of two new drainages: False Bottom; and Deadwood Creeks. Barren rock, containing residual nitrates from blasting activities, will be used as backfill material in the Wharf expansion project pits and deposited in the Trojan Rock facility, located on the upper portion of the historic Bald Mountain tailings. A pathway and fate analysis was conducted to determine the potential impacts to private wells located in lower False Bottom Creek and to Deadwood’s back-up water supply at the former Cutting Mine in the Deadwood Creek drainage area. The study concluded that drinking water contaminant standards will not be exceeded and that no detrimental impacts will be experienced by either the back-up water supply of Deadwood or any residential or commercial wells near the project area.

The pit bottom elevations for the Portland and Trojan pits are anticipated to be approximately 6,280 and 5,920 feet above mean sea level, respectively. As such, the Portland pit will be well above the regional ground water table, but portions of the Trojan pit bottom are projected to be near the top of the modelled ground water surface. However, inflows to the pit are predicted to be minimal because underground workings, at elevations between 5,900 and 6,000 feet, are currently and have historically been dry. In addition, extensive exploration drilling was conducted in this area and no significant water producing zones were encountered within the pit area.

Extensive geochemical testing of the materials that will be mined in the Wharf expansion project has been conducted and is ongoing. The vast majority of the rock that will be mined is either inert or exhibits a strong neutralizing capacity. Unoxidized Precambrian rock that exhibited the potential for acid rock drainage (“ARD”) was excluded from the Wharf expansion project mine plan. A small tonnage of lower Deadwood material has the potential for ARD, but amounts to less than 0.2% of the total material to be mined. As all of the lower Deadwood material with ARD potential is ore-bearing, the Wharf Mine will have sufficient opportunity to properly blend and neutralize the material with buffering rock prior to deposition in the spent ore depository. Detailed procedures for identifying and handling any material that exhibits the potential for ARD have been prepared and presented to the DENR.

      Geology

Gold production is from both replacement sedimentary deposits and fracture disseminated igneous deposits. Steeply dipping fracture systems and zones of favourable porosity, permeability and structure of both sedimentary and intrusive rocks control ore deposition.

The Cambrian Deadwood Formation sedimentary sequence hosts generally higher grade mineralization within large manto-like deposits. Tertiary igneous rock units contain extensive lower grade mineralization in areas of intensive alteration and fracturing.

      Exploration and Development

During 2001 and 2000, $2.8 million and $1.4 million, respectively, were expended on capital and deferred exploration and development at the Wharf Mine and the Wharf expansion project.

     Reserves

The proven and probable reserves at the Wharf Mine as of December 31, 2001 and 2000 were as follows:

Wharf Mine Reserves

	As of December 31, 2001			As of December 31, 2000
	(@ $275 per ounce)			(@ $275 per ounce)

		Grade	Contained Ounces		Grade	Contained Ounces
	Tons	Per Ton	of Gold	Tons	Per Ton	of Gold

	(thousands)	(ounces)	(thousands)	(thousands)	(ounces)	(thousands)

Reserves
Proven	13,700	0.033	452	18,800	0.032	608
Probable	3,370	0.023	78	4,200	0.023	98

Total Reserves	17,140	0.031	530	23,000	0.031	706

Drilling results, geological boundaries, the mine plan, current mining costs and process recovery rates have all been considered in estimating reserves. The average strip ratio is 2.36 to 1 for 2001 reserves. Reserve estimates in 2001 and 2000 are based on an average gold price of $275 per ounce.

Reserve estimates have been prepared by Wharf’s geological and engineering staff supervised by a “Qualified Person”, Gilles R. Filion, Vice President, Exploration of Goldcorp. Wharf’s reserves have been categorized on the basis of the definitions used by the Securities and Exchange Commission in the United States for “proven” and “probable” reserves. These definitions conform with USGS Circular 831 which has been accepted for current disclosure in Canada under National Instrument 43-101, and the foregoing definitions and reserve numbers can be reconciled to the CIM Standards without adjustment. The reserves have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

     Production

The following table sets out the production data at the Wharf Mine for each of the three years in the three-year period ended December 31, 2001:

Wharf Mine Production Statistics

	Years Ended December 31,

	2001	2000	1999

Tons mined (000s)	4,345	4,108	4,071

Tons of waste removed (000s)	7,423	6,917	7,928

Ratio of waste to ore	1.71:1	1.68:1	1.95:1

Tons processed (000s)	4,217	4,161	4,144

Average grade of gold processed (ounces per ton)	0.030	0.031	0.033

Gold production (ounces)	104,018	93,814	107,221

Ounces of gold sold	100,616	93,158	106,602

Operating cost per ounce:

Cash production cost	$197	$207	$186

Royalties and severance taxes	16	16	18

Non-cash cost	6	18	16

Total operating cost	$219	$241	$220

Production of gold during the first quarter of 2002 was 20,810 ounces of gold.

In 2001, there were 104,018 ounces of gold produced and 100,616 ounces of gold sold for revenue of $27.7 million. In 2000, 93,158 ounces of gold was sold for revenue of $26.3 million and in 1999 there were 106,602 ounces sold for revenue of $29.8 million.

     Mining and Processing

The Wharf Mine uses an open pit mining method consisting of drilling, blasting and then separating the mineralized rock from non-mineralized material. Mineralized rock is crushed, transported and loaded onto four lined pads, where it then undergoes a cyanide solution leaching process to extract the gold. Next, gold bearing solutions are recovered through a carbon-in-leach process, followed by stripping, electrowinning and refining. Finally, the doré is shipped to a refinery.

The leached rock remaining on the pads is rinsed and neutralized. This rock is then placed in specific areas to be graded, topsoil added and seeded.

During 1999, Wharf expanded the fully maintained rental fleet to include 90% of the major load and haulage equipment. This arrangement ensures Wharf a productive fleet of equipment at a set cost per hour. A third party company is responsible for all repair and major maintenance. The rental program in 2000 and 2001 continued to provide Wharf lower unit costs and higher productivity per unit.

The addition of a new secondary screening and crushing circuit to the crusher in October 1999 allowed Wharf to eliminate the second crushing plant. The old crushing plant, installed in 1983, was removed during 2000. The new crushing system has provided adequate and cost effective crushing since modification.

     Environmental Matters

The Annie Creek tailings located on the Wharf Mine property were deposited between 1906 and 1916 in the Annie Creek drainage area during mining operations carried out by the Reliance Mining Company and others. There were approximately 180,000 tons of processed ore deposited in the Annie Creek drainage area during this period. In 1987, with the approval of the State of South Dakota, Wharf constructed a rock buttress to contain the tailings, and during 1989 and 1990, a french drain was constructed around the tailings and a rock blanket was placed over the tailings, resulting in improved water quality in Annie Creek.

In 1991, despite Wharf’s efforts in mitigating the potential environmental impact of the tailings, the Environmental Protection Agency (“EPA”) proposed that the Annie Creek tailings site, abandoned by the Reliance Mining Company in 1916, be placed on the National Priorities List (“NPL”) under the regulations to the Comprehensive Environmental Response, Compensation and Liability Act. In June 1994, an Order on Consent issued for Conduct of a Non-Time Critical Removal Action was executed by Wharf and the EPA. During the summer of 1994, Wharf completed the reclamation of the Annie Creek tailings site in accordance with the Order. In 1995, the EPA issued its final report on Annie Creek. That report approved the institutional controls placed on the affected lands and the reclamation work that had been completed. In April 1997, the EPA notified Wharf that it had withdrawn the proposal to place the Annie Creek tailings site on the NPL.

The Bald Mountain tailings site is also located on the Wharf Mine property. Between 1908 and 1959, gold and milling activities were conducted on the site by previous owners of the property. The site is 50 acres in area and contains about 3.1 million tons of tailings. During the fall of 1993, Wharf initiated a reclamation project of the area, which included regrading the site, covering the surface with more than three feet of clean cover material and seeding the site. The site is being monitored and additional reclamation work is being carried out as necessary. In 1993, the State of South Dakota Department of the Environment and Natural Resources (“DENR”) conducted a preliminary assessment of the site. The DENR’s report indicated that the reclamation work which had been conducted adequately addressed the site. Wharf was also informed in 1993 that the EPA intended to conduct a site investigation. To date, Wharf has not been notified as to when or if the EPA will conduct a site investigation.

Selenium levels remain elevated in upper Annie Creek. In late 2001, Wharf converted two of the denitrification cells at the Ross Valley biological treatment facility to selenium treatment cells. The plant began treating selenium at the end of January 2002 and appears to be successfully reducing selenium to below the detection level. Although selenium levels in the plant discharge are below detection, exceedances of the selenium standard may continue at the down stream compliance site if fracture related flow is occurring. If in-stream compliance cannot be maintained, the collection site will be relocated downstream in the summer of 2002 to capture the additional flow for treatment.

During 1997, a 400-gallon per minute bio-denitrification plant was built to replace the Counter Current Ion Exchange plant as the primary means of removing nitrate from the process solution. The Nitrate reduction plant has since been modified to operate without the heating of process water. This will reduce the amount of natural gas required for nitrate reduction. Nitrate reduction occurs in four concrete tanks that have been filled with a lignite-based carbon. The nitrate reducing bacteria have been specifically cultured for use at the Wharf Mine.

Feed to the bio-denitrification plant comes from the neutralization pond. Process solution from the pond is treated with a nutrient that is fed to the process water. The solution is then split between the four tanks and up-flows through the carbon media where the bacteria breaks down the nitrate into nitrogen gas and oxygen. During this process, the nitrogen gas vents to the atmosphere and the oxygen is used by the bacteria for respiration.

The bio-denitrification plant was expanded in 1999 to increase the capacity to 1,000 gallons per minute. A second plant, built in 1998, is successfully denitrifying surface water from Annie Creek and Ross Springs and the shallow ground water from Ross Valley. These plants have been or will be modified to the system that does not use heated water, thereby decreasing the operating costs of nitrate reduction.

As of April 30, 2002, Goldcorp had posted with the DENR financial assurances in the amount of approximately $13.1 million, including $12.1 million for reclamation, $0.6 million for post-closure financial assurance and the remainder for exploration permits and cyanide financial assurance. To satisfy the requirement, Goldcorp has provided reclamation deposits of $1.1 million and a letter of credit in the amount of $12.0 million. The annual cost to Goldcorp of the letter of credit is approximately $0.1 million.

It is expected that the $0.6 million provided for post-closure financial assurance will also be recalculated by the DENR and could be recalculated at a significantly higher amount.

Wharf uses a load/unload system on the process pads, as described under “Mining and Processing”. After the ore is leached, it undergoes a neutralization process and is removed from the process pad by the mine fleet. At this point in the processing, it is referred to as spent ore and deposited into a permitted spent ore facility. In 1996, the original facility, the Ross Valley Spent Ore Depository, was filled to its permitted capacity. An additional 9.4 million tons of spent ore capacity were deposited in the mined-out Juno Pit between 1996 and early 1999.

Spent ore is currently being deposited in the southern extent of the Foley Pit. In order to use this pit, Wharf obtained a Ground Water Discharge permit in July 1998. This permit is based on loading numbers for arsenic and nitrate, as determined by a pathway and fate analysis, rather than a permitted tonnage of spent ore. Nitrate levels must be reduced to below 25 milligrams per liter if the Foley Pit is to accommodate the spent ore that will be generated during the remaining permitted mine life. Nitrate levels in the previous process pads off-loaded to the Foley Pit exceeded targeted levels. In the event that additional capacity is required, Wharf is conducting a pathway and fate analysis at the Trojan Pit. Preliminary indications are that at the end of the current mine life, a limited amount of spent ore can be placed in the Trojan pit. Prior to using the Trojan Pit for additional capacity, however, Wharf would have to obtain the necessary permits.

The renewal and amendment application for Wharf’s Surface Water Discharge (“SWD”) permit was submitted to the DENR on March 18, 1998. Two local parties opposing the cyanide modification contested the amendment of the SWD permit, but the amendment was upheld and became effective April 1, 1999. The SWD permit is valid through March 31, 2004.

To maintain water levels in the process area, neutralization water is both evaporated and purified for discharge with a reverse osmosis unit. The reverse osmosis unit is made up of fine membranes which filter out the contaminants in order that the water will meet applicable regulatory requirements for safe discharge to the environment.

All ponds and ditches are netted to prevent birds from accessing process solutions. Continued maintenance and repair of the netting is required to limit recurring damage from snow and wind loads. In certain areas, plastic bird balls are used in place of netting. Bird balls cover the open solution so birds are not attracted to the water.

     Employees

As of April 30, 2002, the Wharf Mine had 114 hourly, 23 salaried and 2 temporary employees. The Wharf Mine’s labour force is non-unionized.

     GOLDEN REWARD MINE

In June 1999, wholly owned subsidiaries of Wharf acquired the remaining 40% interest in the Golden Reward Mine from Dakota Mining Corporation for $1.3 million. The Golden Reward Mine is adjacent to the Wharf Mine and the property consists of 434 patented and 76 unpatented mining claims covering 4,199 acres. Golden Reward entered an approved period of temporary cessation in December 1996. The mine has commenced permanent closure and reclamation which will be completed in 2002.

     Environmental Matters

There is a slightly elevated sulphate level in a shallow monitor well in the Nevada Gulch. Two events are believed to have been responsible for the October 1997 change in water quality recorded in this well. Precambrian material with visible pyrite was exposed in the West Liberty pit floor and material exhibiting previously unidentified ARD potential was utilized as partial backfill material in the pit area. The pit backfill areas were recontoured in March 1998 to direct spring run-off away from this well, prevent ponding and limit infiltration to the Precambrian rock. An independent consultant was retained in the fall of 1998 to assess the water quality changes at this well and recommend any additional mitigative actions that were appropriate. Approximately 11.5 acres of the backfill material was covered with a synthetic liner in the summer of 1999 to limit infiltration and prevent further degradation of the ground water.

In the past, laboratory results have been received which occasionally exceed permitted sediment limits at the surface water compliance site in Fantail Creek during spring run-off and summer storm events. To address that situation, a 1.8 million-gallon sediment control pond was constructed in 1996, additional vegetative cover was established on reclaimed areas and storm water controls were revised and improved during run-off periods. Laboratory results still occasionally exceed the permitted sediment limits in Fantail Creek. Sediment accumulates in the Fantail french drain over the winter, causing an exceedance of the permitted limits during the spring flush and summer storm events. In the fall of 2000, the sediment control ponds below the mouth of the french drain were lined with a semi-permeable filter paper. Prior to spring run-off each year, the french drain is artificially flushed with water from the back-filled Bonanza pit and the sediment-laden water is collected in the upper pond, pumped to a vegetated hillside and allowed to infiltrate. The installation of a sand filter dam below the mouth of the french drain is also being investigated as a lower maintenance alternative for maintaining compliance with the sediment limits during storm events.

Mining activities have affected approximately 397 acres at Golden Reward. Final reclamation has been conducted on 184 of those affected acres, of which 112 acres are designated as meeting the post mine land use of wildlife habitat. Final reclamation at Golden Reward is expected to be substantially completed in 2002. Currently, Golden Reward has posted $1.7 million with the DENR for final reclamation and post-closure financial assurance. The DENR will recalculate Golden Reward’s reclamation bond after the majority of reclamation is completed. The reclamation bond is based on a five-year period and will include continued water quality monitoring, tree and shrub plantings and care and maintenance activities.

A more detailed post-closure monitoring plan and bond calculation will be required prior to the release of the final reclamation bond. State statutes provide for a 30 year post-closure period; however, the Board of Minerals and Environment (South Dakota) has the authority to increase or decrease that time period based on compliance with water quality standards and the continued effectiveness of reclamation. Provided compliance with both surface and ground water quality can be maintained and final reclamation areas continue to demonstrate a self-sustaining growth, the post-closure period may be as short as five years.

INDUSTRIAL MINERALS PROPERTIES

     Saskatchewan Minerals

Saskatchewan Minerals is a leader with its large production capacity of natural high-quality sodium sulphate which is used in Canada and the United States in a variety of consumer products, such as powdered laundry detergent and carpet deodorizers, as well as industrial processes, such as the pulp and paper, glass and textile industries. Saskatchewan Minerals was formerly a Crown corporation of the Province of Saskatchewan established in 1945 for the production of industrial minerals in Saskatchewan. A predecessor to Goldcorp acquired Saskatchewan Minerals in 1988. Goldcorp is presently examining a number of possibilities for Saskatchewan Minerals, including the possible sale of that business or the possibility of producing alternate products.

The Ingebrigt facility was placed in a care and maintenance status as of December 31, 2000 due to high-energy costs and, as a result, did not produce any product during the year. The future of the facility will be dependent upon energy costs and market conditions for sodium sulphate or the possibility of developing alternate products using the glauber salt as a base.

     Reserves

At December 31, 1998, the reserves at Saskatchewan Minerals were updated based on work that was performed in late 1997 and early 1998. During the winter of 1997/98, considerable sampling of the deposits was carried out to upgrade the reserves. This work confirmed the previous studies and expanded the size of the Chaplin and Ingebrigt deposits. Glenn R. Clark, Professional Engineer and a “Qualified Person”, had audited the reserves.

     Chaplin Deposit

A 1997/98 sampling program was designed with the belief that a definitive answer regarding Chaplin Lake reserves could be obtained after collecting only one-half of the samples taken during a 1983 study. This strongly indicated that every second sample was sufficient to give the grade of the sodium sulphate deposit in Chaplin Lake. The average grade of the Chaplin Lake mud was computed using the sample results from 42 locations in the lake collected during the 1997/98 program. Given an area of 10,305 acres, to an average depth of 2 feet and average grade of 9.8% sodium sulphate, a measured resource of 4.0 million tons sodium sulphate was determined from this work. It is estimated that 73% of the resource is recoverable for a proven reserve of 2.9 million tons of sodium sulphate.

     Bishopric Deposit

A 1997/98 sampling program at Bishopric was similar to the sampling at Chaplin Lake. Twenty locations were tested with the average sample depth being 5 feet with a total of 204 samples being recovered.

Given an area of 825 acres, to an average depth of 2 feet and an average grade of 12.2% sodium sulphate, a measured resource of 0.4 million tons of sodium sulphate was determined. The Bishopric deposit is known to be deeper than the average 2 foot depth used for the calculation with sodium sulphate known to exist to a depth of 5 feet and possibly even deeper (although indications are that the grade is lower at depth). Based on this, a reserve number using only grade and volume from the upper 2 foot section of the deposit was used. It is estimated that the recoverable proven reserves are 0.3 million tons of sodium sulphate.

     Ingebrigt Deposit

The sampling program at Ingebrigt was designed to confirm the reserves of sodium sulphate remaining in the deposits. A 1997/98 sampling program was done using a combination of both auger and diamond core drilling.

To establish the reserves of the deposit, the volume of the entire deposit, based on both previous data and data from a 1997/98 program, was calculated, with an average grade of 35% sodium sulphate to give a total resource of 9.3 million tons. The 3.3 million tons of historical production was then subtracted from the total deposit resources above, to establish the remaining amount of sodium sulphate at 6.0 million tons. With a recovery of 85%, the proven reserves are estimated at 5.0 million tons of sodium sulphate.

     Ingebrigt II Deposit

The Ingebrigt II deposit has no operating history.

The 1997/98 sampling program included auger drilling carried out to confirm the size, shape and grade of this deposit for reserve calculations. A total of 74 auger drill holes were completed totalling 2,506 feet, with the deepest hole going to 103 feet. The drilling in the recent sampling program has shown the deposit to be larger than was indicated by the earlier reports.

To establish reserves, the volume of the entire deposit of 3.7 million cubic yards, based on both previous data and data from the 1997/98 program, was calculated with an average grade of 35% sodium sulphate to give a total measured resource of 1.6 million tons. It is estimated that approximately 75% of the resource can be recovered for proven reserves of 1.2 million tons of sodium sulphate.

     Reserves and Resources

The following table summarizes the recoverable sodium sulphate reserves and resources at the Saskatchewan Minerals’ producing properties, including stockpiles:

Sodium Sulphate Reserves and Resources
(in millions of tons)

	2001	2000

Reserves
Chaplin
Chaplin Lake	2.7	2.8

	2.7	2.8

Resources
Ingebrigt
Ingebrigt Lake	4.8	4.9
Ingebrigt II	1.2	1.2
Bishopric	0.3	0.3

Total Resources	6.3	6.4

Based on the reserve numbers, the Chaplin deposit has recoverable sodium sulphate reserves sufficient to accommodate the current production rate of about 25 years.

The reserves have been audited by Glenn R. Clark, Professional Engineer and a “Qualified Person”.

     Operating Data

Saskatchewan Minerals holds an alkali lease at Bishopric, approximately 150 kilometres southwest of Chaplin. The Bishopric lease expires in March 2008 and is renewable on the same basis as the Chaplin and Ingebrigt leases described above. Management believes Saskatchewan Minerals is in compliance with the lease conditions.

Saskatchewan Minerals also holds two alkali leases at Muskiki Lake, which expire in March 2009, and two alkali leases on a former producing property at Sybouts, which expire in December 2010 and November 2017. These leases are renewable on the same basis as the Chaplin and Ingebrigt leases described above. Management believes Saskatchewan Minerals is in compliance with the lease conditions.

     Environmental Matters

In Saskatchewan, maintenance of environmental quality for mining operations is regulated primarily by the Environmental Management and Protection Act (Saskatchewan) (the “EMPA”) and the Mineral Industry Environmental Protection Regulations, 1996 and Hazardous Substances and Waste Dangerous Goods Regulations enacted thereunder. The Mineral Industry Environmental Protection Regulations set forth requirements for annual approvals and reclamation. Saskatchewan Environment and Resource Management inspect the plants and issues approvals to operate.

Both the Chaplin and Ingebrigt plants and associated facilities have obtained, and are in material compliance with, all licences, permits and other authorizations relating to the protection of the environment or otherwise required for the operation of such plants and facilities. Due to the nature of the production process at the sodium sulphate operations, there are no toxic tailings or hazardous discharges, resulting in relatively minimal environmental disturbance from operations. Saskatchewan Minerals is committed, through its environmental management system, to the protection and preservation of the environment and to compliance with all relevant industry standards, environmental legislation and regulations. In the absence of legislation, Saskatchewan Minerals applies cost-effective best management practices to advance environmental protection and to minimize environmental risks. This program, as outlined in its approval to operate, is implemented, maintained and communicated to all employees by the Plant Manager.

Saskatchewan Minerals’ decommissioning plan dated April 1997 and filed with the applicable regulatory authorities in Saskatchewan contains an estimate that the aggregate decommissioning costs for the Chaplin and Ingebrigt operations will be approximately C$1.2 million, which management believes to be a reasonable estimate of those costs. This plan is currently being reviewed by Saskatchewan Environment and Resource Management.

Maintenance of steady water levels at Chaplin Lake by Saskatchewan Minerals has resulted in the lake becoming one of the most consistent nesting areas of the piping plover, a small North American shorebird on the endangered list of the Committee on the Status of Endangered Wildlife in Canada. Chaplin Lake is located in an area that has been dedicated as a Western Hemisphere Shorebird Reserve Network site. It is not anticipated that the continuing operations of Saskatchewan Minerals will be affected by this dedication in any material respect.

A Piping Plover and Sanderling bird study was commissioned during 2001 in cooperation with Saskatchewan Wetlands to provide the basis for any impact that the construction of the new dikes on East Chaplin Lake will have on the populations of these species. To date, the dikes on West Chaplin Lake have proved beneficial to the species by providing additional nesting areas and constant water levels. The constant water levels provide necessary feeding areas that these species need to increase their populations. It is believe that the dike construction on East Chaplin Lake will provide additional nesting and feeding areas for these species.

     Employees

As of April 30, 2002 Saskatchewan Minerals had 41 employees, 31 of whom were members of the Chemical Energy and Paperworkers Union, Local 678 and 10 of whom were non-unionised management employees including one management employee remaining at Ingebrigt for security purposes. A collective bargaining agreement is in effect with the union, covering the period from May 1, 2000 to April 30, 2003.

     CHAPLIN

     Operations

The Chaplin facility is located on the southwest side of the Town of Chaplin, approximately 80 kilometres west of Moose Jaw, Saskatchewan. It has been operated by Saskatchewan Minerals since 1947. Production is derived from a deposit located in the 18 square mile Chaplin Lake. The site includes nine main buildings (including a plant, an office, a laboratory and storage facilities) and five brine reservoirs.

The site straddles the Trans-Canada Highway and has a rail spur entering from the main Canadian Pacific Railway rail line located just north of the site.

     Mining and Processing

Sodium sulphate in the Chaplin deposit occurs as Glauber’s salt intermingled with mud in the lakebed of Chaplin Lake. Sodium sulphate is recovered from the Chaplin deposit by dissolution to form concentrated brines. During the summer, fresh water is released onto the lakebed of Chaplin Lake. The warm fresh water leaches sodium sulphate from the mud layers below. The resulting sodium sulphate enriched brine is then pumped into five brine reservoirs, eight to nine feet deep, of approximately one million square feet each, where it is stored until the weather cools. During autumn, as ambient temperatures drop, the brine cools and fractional crystallization occurs in the reservoirs. “Glauber’s salt”, the hydrous form of the sodium sulphate, precipitates out of the brine within these reservoirs. The weak solution remaining in the reservoirs is drained back into the lake when the surface of the reservoirs start to develop a solid layer of ice. The Glauber’s salt is windrowed using conventional earth-moving equipment and is hauled with trucks to a stockpile near the plant for future processing.

Glauber’s salt from the stockpile is conveyed to the plant. In the plant, the salt is melted and purified, following which an evaporator, a centrifuge and a rotary dryer remove the water. The dried sodium sulphate is placed in a storage facility and loaded as required for transport.

The process of recovery is dependent on an adequate supply of water and on the weather. Warm summer weather results in a higher yield of Glauber’s salt. Thus, it is desirable to maintain a large reserve stockpile at Chaplin so that lower yield harvest years will not affect the annual production of sodium sulphate.

Production volumes at the Chaplin plant for the periods indicated are set out in the following table:

Chaplin Plant Production

Year	Production
(tons)

1999	88,655

2000	83,760

2001	122,244

The Chaplin plant has a production capacity of 150,000 tons per year, but the capability to obtain raw salt from the lake has limited production to an average of 95,000 tons per year over the last 10 years. Last year’s record harvest since ownership by Goldcorp of approximately 112,000 tons, coupled with Bishopric material, allowed for production of 122,244 tons of finished product and sales of 120,421 tons.

     Land Tenure

Mining rights at Chaplin are held under three 20-year alkali leases covering a total of 7,861 acres. The leases expire, in one case, January 2007 and in the other two cases, April 2008. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan. Saskatchewan Minerals also owns approximately 330 acres of freehold surface rights in the Chaplin Lake area.

     INGEBRIGT

     Operations

The Ingebrigt facilities, which have been placed in a care and maintenance status since December 31, 2000 due to high energy expenses, are located 300 kilometres west of Moose Jaw and 53 kilometres north of the Trans-Canada Highway. It had been operated by Saskatchewan Minerals from 1967 until 2000. Production was derived from a deposit located in a 700-acre lake. The site included 16 main buildings (including a factory, a crystallization building, a clarification building, an office and storage facilities) and one brine reservoir.

The site is accessible by highway and serviced by a branch line of the Canadian Pacific Railway.

     Mining and Processing

The Ingebrigt Lake deposit is considerably different from the Chaplin Lake deposit. The lake is smaller, much deeper and lies in the centre of a small drainage basin. The sodium sulphate exists in solid crystalline form as Glauber’s salt in a bed averaging 22 feet thick. The bed is in the shape of two inverted cones with the bottom of the cones over 100 feet deep, the deepest of any Saskatchewan deposit.

Sodium sulphate was recovered from the deposit by use of a floating dredge equipped with a cutterhead on a boom.

Production volumes at the Ingebrigt plant for the periods indicated are set out in the following table:

Ingebrigt Plant Production

Year	Production
(tons)

1999	139,704

2000	118,710

2001	0

The Ingebrigt plant had an annual production capacity of 190,000 tons per year. The Ingebrigt plant was closed on December 31, 2000 due to high energy expense. The future of the plant will be dependent on energy pricing and market conditions for sodium sulphate or possible alternate products.

     Land Tenure

Mining rights at Ingebrigt are held under four 20-year alkali leases covering a total of 2,284 acres. The leases expire in January 2003, October 2003, December 2007 and November 2018. The leases are renewable for further periods upon such conditions as may be prescribed by the

Province of Saskatchewan. Saskatchewan Minerals also owns approximately 1,030 acres of freehold surface rights in the Ingebrigt Lake area.

LEGAL MATTERS

     Regulations

Goldcorp and its subsidiaries are subject to regulation by federal, provincial, state and local authorities. Goldcorp is in substantial compliance with all material federal standards and similar provincial or state laws and regulations. However, compliance with these standards, laws and regulations may necessitate control measures and expenditures which, if required, cannot be estimated at this time. Compliance may require substantial remedial measures regarding the operation of new mines and mills or materially affect the proposed schedule for construction of such facilities. Under certain circumstances, the construction of mining facilities may be stayed pending regulatory approval. At this time, no significant capital expenditures for environmental control facilities are anticipated for the Red Lake Mine or the Saskatchewan Minerals operations. In relation to reclamation at the Wharf Mine, see “Gold Properties — Wharf Mine — Environmental Matters”.

     Canada

The mining industry in Canada operates under both federal and provincial legislation governing the exploration, development, production and decommissioning of mines. Such legislation relates to the method of acquisition and ownership of mining rights, labour, health and safety standards, royalties, mining and income taxes, exports, reclamation and rehabilitation of mines, and other matters.

The mining industry in Canada is also subject to legislation at both the federal and provincial levels concerning the protection of the environment. In particular, such legislation imposes high standards on the mining industry to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill or refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licences and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under federal jurisdiction or located in certain provinces which provides for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development. Failure to comply with the requirements of environmental legislation may result in orders being issued thereunder, which may result in the cessation, curtailment or modification of operations or may require the installation of additional facilities or equipment to protect the environment. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and such violators, including officers and directors thereof, may be fined or, in some cases, imprisoned if convicted of an offence under such legislation.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long time periods following closure in order to fulfill closure requirements. The cost of closure of existing and former mining properties and, in particular, the cost of long-term management of mining properties can be substantial. Goldcorp endeavours to progressively rehabilitate its mining properties during the period of mining operation so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

     United States

Legislation and implementing regulations adopted or proposed by the Environmental Protection Agency, the Federal Bureau of Land Management and by comparable agencies in various states, directly and indirectly, affect the mining industry in the United States. These laws and regulations address the environmental impact of mining and mineral processing, including the potential contamination of soil, air and water from mining operations, such as tailings discharges and other wastes generated by mining companies. In particular, legislation such as the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the National Environmental Policy Act and comparable state statutes require analyses and/or impose effluent standards, new source performance standards, air and water quality and emission standards, remediation requirements and other design or operational requirements for various components of mining and mineral processing.

Furthermore, mine operations must comply with the Federal Mine Safety and Health Act of 1977, as amended, which is enforced by the Mining, Safety and Health Administration (“MSHA”), an agency within the Department of Labour, and by comparable agencies in various states. All mines, both underground and surface, are subject to inspections by MSHA. The operations also must comply with the Federal Occupational Safety and Health Act of 1970, as amended, and applicable state laws, and the regulations promulgated thereunder, with respect to occupational safety and health matters not covered by the Federal Mine Safety and Health Act of 1977.

South Dakota’s statutes and administrative rules regulate reclamation, air quality and surface and ground water quality in the mining industry. Mining permits are issued for mining activity carried out under the Mine Land Reclamation Act (South Dakota) which requires posting reclamation bonds. See the description regarding reclamation at Page 23.

A small fraction of Goldcorp’s subsidiaries’ holdings are located on unpatented mineral claims on federal lands. Revisions to the Mining Act of 1872 are pending before the United States Congress. The bills deal with royalties for minerals extracted from unpatented claims on federal lands, future patenting of claims located on unpatented claims on federal lands as well as the regulation of mining on unpatented claims on federal lands. All of these bills are not expected to materially affect the operations of Goldcorp or its subsidiaries because of the small number of unpatented claims. There can be no assurance that such amendments will be adopted or, if adopted, as to the final form thereof.

     Investment Canada Act

The Investment Canada Act, as amended (Canada) (the “ICA”) restricts the acquisition of control of an established Canadian business by a “non-Canadian” (as defined in the ICA), by requiring notice to, and in some cases, the submission of the acquisition for review and approval of Investment Canada which is an agency of the Government of Canada. The ICA and regulations thereunder establish certain rules and thresholds which identify those instances in which there will be a direct or indirect acquisition of control of a Canadian business.

     Federal Income Tax Implications

The following is included for general information purposes only and does not purport to be a comprehensive review of all aspects of either Canadian or United States taxation laws applicable to investors.

     Canada

The following describes the Canadian federal income tax consequences pursuant to the Income Tax Act (Canada) (the “ITA”) to a person of holding and disposing of Common Shares. The following paragraphs apply only to a person who is a non-resident of Canada, who has never been a resident of Canada, deals at arm’s length with the Corporation, holds the Common Shares as capital property and does not use or hold and is not deemed under the ITA to use or hold the Common Shares in the course of carrying on a business in Canada.

A non-resident will generally be liable for withholding tax in Canada on any dividend received from the Corporation. Canadian withholding tax is levied at a rate of 25% under the ITA. However, this rate is reduced pursuant to the Canada-United States Income Tax Convention (1980) to 15% for shareholders holding less than 10% of the Common Shares and to 5% for shareholders holding 10% or more of the Common Shares.

On a disposition of Common Shares, shareholders who are non-residents will be subject to Canadian federal income taxation only if such Common Shares constitute “taxable Canadian property” for purposes of the ITA at the time of disposition. Generally, the Common Shares will constitute taxable Canadian property to a shareholder at the time of disposition only if, at any time during the five year period immediately preceding the disposition, the shareholder, either alone or together with persons with whom the shareholder did not deal at arm’s length, owned 25% or more of the issued Common Shares of any class or series in the capital stock of the Corporation. In such circumstances, one-half of any gain would be included in income and such shareholder will generally be subject to taxation on the same basis as shareholders who are residents in Canada.

The above paragraphs are general in character and not exhaustive. Each investor is advised to consult a tax advisor regarding specific Canadian federal, provincial and United States federal, state and local tax consequences of purchasing, holding or disposing of Common Shares.

     United States

The following is a general description of certain income tax consequences, as set out in the United States Internal Revenue Code of 1986, as amended, (the “Code”), applicable to United States citizens, residents, corporations, or estates or trusts (other than foreign estates or trusts having a foreign situs) (“U.S. Persons”) holding the Corporation’s shares.

Subject to the discussion under Passive Foreign Investment Company considerations below, any distribution made with respect to the Corporation’s shares will generally constitute a dividend to the extent such distribution is from current or accumulated earnings and profits of the Corporation, as calculated for United States federal income tax purposes, and will be taxable as ordinary income to a U.S. Person in an amount equal to the gross amount of such dividend without reduction for the applicable Canadian withholding tax. Withholding taxes may be credited, subject to certain limitations, against the U.S. Person’s (as such term is defined by the Code) United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Person’s United States federal taxable income. Dividends paid on the shares to U.S. Persons will not be eligible for the dividends received deduction available in certain cases to United States corporations.

Subject to the discussion under Passive Foreign Investment Company considerations below, the sale or exchange of a share will ordinarily result in the realization of a gain or loss to the holder in an amount equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted cost base of the share. If the share is held as a capital asset, any gain or loss recognized for tax purposes from its sale or exchange will be a capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held for more than one year, and 18% where the property is held for more than five years.

In general, the Corporation will be a passive foreign investment company (“PFIC”) with respect to a U.S. Person if, for any taxable year in which the U.S. Person held the Corporation’s shares, either (i) at least 75% of the gross income of the Corporation for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Corporation’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, a “look-through” rule applies. Under the “look-through” rule, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

The Corporation believes that it was not a PFIC for 2001. In addition, while the Corporation believes that it should not be treated as a PFIC for its taxable year ending December 31, 2002, and in future years, this is an annual determination that cannot be completed until after the year has concluded. Moreover, the application of the PFIC rules to a corporation such as Goldcorp that is engaged in the active business of mining and refining precious metal ores is not entirely clear. Accordingly, there can be no assurance that the Corporation will not be treated as a PFIC in 2001 or subsequent years.

If the Corporation were to be treated as a PFIC, a U.S. Person whose holding period for the Corporation’s shares included a taxable year of the Corporation in which the Corporation was a PFIC and who did not make a mark-to-market election (as described below) would be subject to the following rules:

(a)  Distributions made by the Corporation during a taxable year to a U.S. Person with respect to the Corporation’s shares that are an “excess distribution” (defined generally as the amount received with respect to the shares in any taxable year in excess of 125 percent of the average distributions received on the shares in the shorter of either the three previous years or the U.S. Person’s holding period before the taxable year) would be allocated ratably to each day of the U.S. Person’s holding period. The amount allocated to the current taxable year would be included as ordinary income in the U.S. Person’s gross income for that year. The amount allocated to each prior taxable year would be taxed as ordinary income at the highest rate in effect for the U.S. Person in that prior year and the tax would be subject to an interest charge at the rate applicable to deficiencies in income taxes.

(b)  The entire amount of any gain realized upon the sale or other disposition of the Corporation’s shares would be treated as an excess distribution made in the year of sale or other disposition and as a consequence would be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, would be subject to the interest charge described above.

A U.S. Person holding shares in a PFIC that are treated as “marketable stock” may make a mark-to-market election. Except as described in the next succeeding paragraph, such an electing shareholder will not be subject to the PFIC rules described above. Instead, the electing shareholder will include in each taxable year as ordinary income the excess, if any, of the fair market value of the shares at the end of the taxable year over the shares’ adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Person’s basis in the shares will be adjusted to reflect any such income or loss amounts. Amounts recognized as income under the mark-to-market rules will not be eligible for the preferential tax rates accorded to long-term capital gains regardless of the shareholder’s holding period in the shares.

For purposes of applying the PFIC rules in the first taxable year in which a U.S Person makes the mark-to-market election (described above), the amount includable with respect to the election will be treated as gain subject to the ratable allocation and interest charge described in subparagraph (a) above.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

An U.S. Person who owns the Corporation’s shares during any year that the Corporation is a PFIC must file Internal Revenue Service Form 8621.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Three-Year Comparative

The following sets forth a summary of selected financial information from the consolidated financial statements of Goldcorp for the periods indicated, as well as selected operating information. The selected financial information should be read in conjunction with the consolidated financial statements and the notes thereto of Goldcorp which are appended hereto.

	2001	2000	1999

Operating Results (in thousands of dollars)
Revenues	$165,699	$61,306	$51,727
Earnings (loss) from operations	78,791	(26,954)	2,082
Earnings (loss) for the year	52,820	(19,326)	10,605
Financial Position (in thousands of dollars, except debt-to-equity ratio)
Total assets	226,405	169,822	181,692
Working capital	88,587	19,242	55,846
Long-term debt (including current portion)	—	—	—
Cash flow from operations	95,643	7,465	1,861
Capital expenditures	19,059	39,489	30,297
Shareholders’ equity	157,552	126,548	146,896
Debt-to-equity ratio	—	—	—
Operating Statistical Data
Goldcorp’s consolidated share
Gold produced (ounces)	607,403	178,929	107,221
Gold sold (ounces)	577,736	176,008	106,602
Average per ounce of gold sold
Cash production cost	85	223	204
Total operating cost	114	241	220
Realized price	271	279	278
Per Share Data
Earnings (loss)
Basic	0.64	(0.24)	0.14
Fully diluted	0.63	(0.24)	0.14
Book value	1.91	1.55	1.88
Dividends paid	0.20	—	—
Shareholder Data
Number of shareholders	3,985	4,079	4,307
Shares outstanding (000s)
Basic	82,545	81,589	78,036
Fully diluted	89,829	89,664	84,617
Toronto Stock Exchange (C$ per share)
High	19.41	$11.25	12.50
Low	8.40	$6.25	6.05
Close	19.30	$9.30	8.45
Financial Information in accordance with United States GAAP (in thousands of dollars)
Earnings (loss) for the year
Earnings (loss) per share (1)	51,008	(19,326)	10,270
Basic	0.62	(0.24)	0.14
Diluted	0.60	(0.24)	0.13
Long-term debt	—	—	—
Total assets	226,405	169,822	181,692
Shareholders’ equity	157,552	126,548	146,896

Notes:
(1)	Cash production and total operating cost for 2000 only includes results from the Wharf Mine. The Red Lake Mine was not in commercial production.

     Dividends

On February 26, 2001, the Corporation announced the declaration of its initial dividend of $0.05 per Common Share to be paid semi-annually in each of March and in September. In 2001, Goldcorp paid dividends of US$0.20 per Common Share which includes a special dividend of $0.10 per Common Share. On March 21, 2002, Goldcorp paid a dividend of $0.05 per Common Share.

Goldcorp has announced its intention to pay $0.20 in total dividends per Common Share for 2002 through four quarterly dividend payments of $0.05, subject to the approval of the Board of Directors. This dividend rate will be adjusted to give effect to the subdivision of the Common Shares on a two-for-one basis. Although Goldcorp expects to continue paying an annual cash dividend, the timing and the amount of the dividends to be paid by Goldcorp will be determined by the Board of Directors of Goldcorp from time to time based upon, among other things, cash flow, the results of operations and financial condition of Goldcorp and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Goldcorp considers relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to Management’s Discussion and Analysis.

DIRECTORS AND OFFICERS OF THE COMPANY

The following lists the name, municipality of residence of each director and officer and their principal occupation within the five preceding years. The table also sets out, as at March 31, 2002, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they have in Goldcorp.

DIRECTORS	Common		Stock
Name, Position with the Corporation and/or Principal Occupation.	Shares		Options

DAVID R. BEATTY, O.B.E. (2)(3)	18,000	(5)	52,000
Resident of Toronto, Ontario
Chair and Chief Executive Officer of Beatinvest Limited, an Investment company. He is currently Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He serves on a number of board of directors. He was previously Chair and Chief Executive Officer of Old Canada Corporation.

Director of Goldcorp and its predecessor companies since 1994.
STUART R. HORNE (1)(4)	200,000	(5)	19,875
Resident of Caledon, Ontario
President of Tombill Mines Ltd.
Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1985 to 2000.
JAMES P. HUTCH, P.ENG. (3)	6,000	(5)	24,000
Resident of Saskatoon, Saskatchewan
Engineer. He is President of Hutchtech Inc., an engineering consulting firm and has held that position for seven years. He is past President and Chief Executive Officer, and past Chair of the Saskatchewan Research Council. He chairs and is a member of a number of boards of directors of advanced technology companies.

Director of Goldcorp and its predecessor companies since 1998.
BRIAN W. JONES (1)	4,000	(5)	24,000
Resident of St. Louis, Missouri, USA
President and Chief Executive Officer of New Heights International Inc., an investment company. Prior to 1999, he was Chief Executive Officer of CJ Holdings Inc. He is a Director of several corporations.

Director of Goldcorp and its predecessor companies since 1990.
ROBERT R. MCEWEN	3,791,242	(6)	2,930,000
Resident of Toronto, Ontario
Chief Executive Officer of Goldcorp Inc. Also, Chief Executive Officer and a director of Lexam Explorations Inc.
Director of Goldcorp and its predecessor companies since 1986.
DR. DONALD R.M. QUICK (2)(3)	15,000	(5)	19,875
Resident of Hamilton, Ontario
He is a Doctor of Chiropractic and owned and operated the East Hamilton Chiropractic Clinic from 1977-2002.
Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1996 to 2000.
MICHAEL L. STEIN (1)(2)	10,000	(5)	43,500
Resident of Toronto, Ontario
He is the Chair and Chief Executive Officer of the MPI Group, a private investment company. He is also Executive Chair of CAP REIT. Previously, Chair and Chief Executive Officer of Canada Apartment Communities Inc. and Canadian Apartment Management Inc.

Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1994 to 2000.

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation/Corporate Governance Committee.
(3)	Member of the Health, Safety and Environment Committee.
(4)	Represents stock options to purchase up to 19,875 Common Shares held in his personal capacity and 200,000 Common Shares owned by Tombill Mines. Mr. Horne owns a controlling interest in Tombill Mines.
(5)	Represents less than 1% of outstanding Common Shares.
(6)	Represents approximately 4.2% of outstanding Common Shares.

OFFICERS	Common		Stock
Name, Position with the Corporation and/or Principal Occupation	Shares		Options

ROBERT R. MCEWEN	3,791,242	(1)	2,930,000
Resident of Toronto, Ontario
Chairman and Chief Executive Officer

He has been a Director of Goldcorp and its predecessor companies since 1986. He is also Chair, Chief Executive Officer and a Director of Lexam Explorations Inc. He was previously Chair, Chief Executive Officer and a Director of CSA Management Inc.

HALINA B. MCGREGOR	5,000	(2)	150,000
Resident of Richmond Hill, Ontario
Vice President, Finance and Chief Financial Officer
She has been with Goldcorp since June 2001. Previously, she held senior finance positions with Sherritt International Corporation and Imperial Chemical Industries PLC.
CHRISTOPHER J. BRADBROOK	—		105,000
Resident of Oakville, Ontario
Vice President, Corporate Development

He has been with Goldcorp since January 2001. From 1995 to 2001, he was a mining analyst with a number of Canadian securities dealers, specializing in research of North American precious metals companies. He has a total of 22 years of experience in the mining industry.

R. BRUCE HUMPHREY	4,333	(2)	216,667
Resident of Brampton, Ontario
Vice President, Operations

He has been with Goldcorp since April 1998. From 1995 until 1998, he was a Vice President of BLM Service Group. He has 26 years of experience in senior management and engineering positions, acquired with several mining companies and contractors.

GILLES FILION	15,000	(2)	214,000
Resident of Mississauga, Ontario
Vice President, Exploration

He has been with Goldcorp since March 1998. He is also Vice President, Exploration of Lexam Explorations Inc. From 1994 to 1998, he was Manager, Geological Services at Person Hoffman. He has 24 years of experience in gold explorations and mining.

VICTORIA K. RUSSELL	5,000	(2)	95,917
Resident of Toronto, Ontario
Vice President, Legal Services

She has been with Goldcorp since December 1999. She is also Vice President, Legal Services of Lexam Explorations Inc. She has been a lawyer for 25 years. She has practiced law in private practice, as in-house counsel, taught university and was the Legal Correspondent on CBC National TV News for a decade.

JOHN A. BEGEMAN	2,200	(2)	194,000
Resident of Rapid City, South Dakota, USA
Vice President, Western Operations

He has been with Goldcorp since 1987 and has been Vice President, Western Operations since May 2000. He is the General Manager of Wharf Resources (USA) Inc. and is responsible for Saskatchewan Minerals. He has 25 years of experience in the mining industry.

BRAD BOLAND	—		41,000
Resident of Newmarket, Ontario
Controller
He has been with Goldcorp since 1998 and has been Controller since July, 2001. He is also Controller of Lexam Explorations Inc. He has six years of experience in the mining industry.

Notes:
(1)	Represents approximately 4.1% of outstanding Common Shares.
(2)	Represents less than 1% of outstanding Common Shares.

     Corporate Cease Trade Orders or Bankruptcies

Mr. Michael Stein was a director of Moneysworth & Best Shoe Care Inc. (“Moneysworth”) between 1997 and 2000. Moneysworth filed for voluntary assignment into bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to a cease trade order by the Ontario Securities Commission on July 21, 2000.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, options to purchase securities, and principal holders of the Corporation’s securities, is contained in the Corporation’s Management Information Circular dated April 24, 2002. Additional financial information is contained in the Corporation’s audited consolidated financial statements for the year ended December 31, 2001, appended hereto. Upon request to the Vice President, Legal Services of the Corporation at its registered office, 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8, the Corporation will provide any person with a copy of:

(a)	the Corporation’s Annual Information Form;
(b)	the Corporation’s Management Information Circular dated April 24, 2002; and
(c)	any unaudited interim reports to shareholders issued by the Corporation subsequent to December 31, 2001.

The Corporation’s Management Information Circular dated April 24, 2002, contains additional information concerning the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities. Additional financial information is contained in the Corporation’s audited consolidated financial statements for the year ended December 31, 2001, appended hereto.

FINANCIAL STATEMENTS

Reference is made to the Corporation’s audited consolidated financial statements for the year ended December 31, 2001.

Consolidated Financial Statements of

GOLDCORP INC.

Year ended December 31, 2001

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
February 7, 2002

Goldcorp Inc.
Consolidated Balance Sheets
(in thousands of United States dollars)

	As at December 31,

	2001	2000

Assets
Current assets
Cash and short-term investments	$78,104	$17,175
Gold bullion inventory (note 3) (market value: $9,694; 2000 - $1,509)	3,846	1,049
Accounts receivable	2,963	4,549
Marketable securities (note 4)	5,942	3,879
Inventories (note 5)	11,588	9,655
Future income taxes (note 12)	898	831
Prepaid expenses	1,071	1,023

	104,412	38,161
Mining interests, net (note 6)	117,971	123,914
Deposits for reclamation costs (note 7)	2,764	4,049
Future income taxes (note 12)	—	2,571
Other assets	1,258	1,127

	$226,405	$169,822

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$12,747	$16,582
Taxes payable	3,078	2,337

	15,825	18,919

Provision for reclamation costs (note 7)	18,270	14,727

Future income taxes (note 12)	34,758	9,628

Shareholders’ equity
Capital stock (note 11)	205,298	201,834
Note receivable for capital stock (note 11 (c))	(2,413)	(2,413)
Cumulative translation adjustment	(15,010)	(6,014)
Deficit	(30,323)	(66,859)

	157,552	126,548

	$226,405	$169,822

Commitments and contingencies (notes 7 and 17)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board,

Director	Director

Goldcorp Inc.
Consolidated Statements of Operations
(in thousands of United States dollars, except per share amounts)

	Years ended December 31,

	2001	2000	1999

Revenues
Gold bullion	$157,310	$49,198	$29,770
Industrial minerals	8,389	12,108	21,957

	165,699	61,306	51,727

Expenses
Operating	56,631	47,275	41,994
Red Lake strike settlement (note 9)	—	5,994	—
Corporate administration	5,149	5,221	3,310
Depreciation, depletion and reclamation	20,552	7,635	3,452
Exploration	4,576	1,424	889
Writedown of mining interests (note 6)	—	20,711	—

	86,908	88,260	49,645

Earnings (loss) from operations	78,791	(26,954)	2,082

Other income (expense)
Interest and other income	2,831	2,273	1,727
Gain (loss) on marketable securities	392	1,293	(1,651)
Decrease (increase) in provision for decline in value of marketable securities	(1,037)	(1,942)	151
Gain on sale of Havelock Lime (note 10)	—	—	11,679

	2,186	1,624	11,906

Earnings (loss) before taxes	80,977	(25,330)	13,988
Income and mining taxes (recovery) (note 12)	28,157	(6,004)	3,383

Earnings (loss) for the year	$52,820	$(19,326)	$10,605

Earnings (loss) per share (note 2 (a))
Basic	$0.64	$(0.24)	$0.14

Diluted	$0.63	$(0.24)	$0.14

Weighted average number of shares outstanding (000’s) (note 13)	82,148	79,079	75,409

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)

	Years ended December 31,

	2001	2000	1999

Retained earnings (deficit) at beginning of year	$(66,859)	$8,593	$(2,012)
Adjustment on amalgamation with CSA Management Inc. (note 8)	—	(56,276)	—
Dividends paid to common shareholders	(16,444)	—	—
Interest on note receivable for capital stock (note 11 (c))	160	150	—
Earnings (loss) for the year	52,820	(19,326)	10,605

Retained earnings (deficit) at end of year	$(30,323)	$(66,859)	$8,593

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Cash Flows
(in thousands of United States dollars)

	Years ended December 31,

	2001	2000	1999

Cash provided by (used in)
Operating activities
Earnings (loss) for the year	$52,820	$(19,326)	$10,605
Items not affecting cash
Depreciation, depletion and reclamation	20,552	7,635	3,452
Writedown of mining interests (note 6)	—	20,711	—
Loss (gain) on marketable securities	(392)	(1,293)	1,651
Increase (decrease) in provision for decline in value of marketable securities	1,037	1,942	(151)
Gain on sale of Havelock Lime (note 10)	—	—	(11,679)
Future income taxes	27,558	(6,435)	4,711
Other	(914)	(432)	(1,644)
Change in non-cash operating working capital (note 15)	(5,018)	4,663	(5,084)

Net cash provided by operating activities	95,643	7,465	1,861

Investing activities
Mining interests	(19,059)	(39,489)	(30,297)
Purchases of marketable securities and other assets	(2,382)	(2,715)	(2,334)
Proceeds from sale of marketable securities	690	2,478	1,746
Proceeds on sale of Havelock Lime (note 10)	—	—	20,588
Amalgamation with CSA Management Inc. (note 8)	—	(1,271)	—
Decrease (increase) in reclamation deposits	(8)	1,018	(2,337)

Net cash used in investing activities	(20,759)	(39,979)	(12,634)

Financing activities
Issue of capital stock	4,745	3,922	47,768
Dividends paid to common shareholders	(16,444)	—	—

Net cash provided by (used in) financing activities	(11,699)	3,922	47,768

Effect of exchange rate changes on cash	(2,256)	(1,080)	504

Increase (decrease) in cash and short-term investments	60,929	(29,672)	37,499
Cash and short-term investments at beginning of year	17,175	46,847	9,348

Cash and short-term investments at end of year	$78,104	$17,175	$46,847

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

1.	General and Summary of Significant Accounting Policies

The consolidated financial statements of Goldcorp Inc. and its subsidiaries (the “Company” or “Goldcorp”) have been prepared by management in accordance with accounting principles generally accepted in Canada, which vary in certain respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and financial position as described in note 18.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and Short-Term Investments

Cash and short-term investments consist of liquid investments such as term deposits, money market instruments, and commercial paper.

Inventories

Gold bullion inventory is valued at the lower of average cost or net realizable value.

Work-in-process inventory is valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

Industrial minerals inventory is valued at the lower of average cost or net realizable value. These inventories include the cost of raw materials, direct labour and mine-site overhead expenses.

Supplies are valued at the lower of average cost or replacement cost.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

Marketable Securities

Marketable securities are accounted for at the lower of cost or market value. The market value of the Company’s portfolio of securities is determined based on the closing price reported on recognized securities exchanges and on over-the-counter markets. Investment transactions are accounted for on the trade date and realized gains and losses from such transactions are calculated on the average cost basis.

Mining Interests

Plant and equipment are recorded at cost with depreciation generally provided either on the unit-of-production method over the estimated economic life of the mine to which they relate or on the straight-line method over their estimated useful lives, which generally range from five to fifteen years.

Mining properties and deferred mining expenditures are recorded at cost and are depleted on the unit-of-production method over the estimated economic life of the mine to which they relate.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and are depleted on the unit-of-production method. Mine development costs incurred to maintain current production are included in operating expenses.

Exploration costs incurred to the date of establishing that a property has reserves which have the potential of being economically recoverable are charged to earnings. Further costs are capitalized.

Upon sale or abandonment, the cost of the property and equipment and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are included in operations.

Provision for Reclamation Costs

Reclamation costs are accrued on a unit-of-production method using estimates of the total costs for reclamation, net of related recoveries, of the mine sites.

Revenue Recognition

Revenues from the sale of bullion and industrial minerals are recognized when title passes to the purchaser.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

Foreign Currency Translation

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. Exchange differences arising on translation are deferred as a separate component of shareholders’ equity.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of shares outstanding during the year. The calculation of diluted earnings (loss) per share uses the treasury stock method to compute the dilutive effect on options and warrants.

2.	Changes in Accounting Policies

(a) Earnings (Loss) Per Share

Effective January 1, 2001, the Company changed its method of calculating earnings per share, on a retroactive basis, in accordance with Section 3500 of the CICA Handbook. Under the new recommendations, the treasury stock method is used to calculate diluted earnings per share, consistent with United States accounting principles. The treasury stock method assumes any option proceeds would be used to purchase common shares at the average market price during the period. This change has no impact on the reported earnings per share for prior years presented.

(b) Future Income Taxes

The Canadian Institute of Chartered Accountants issued Handbook Section 3465, “Accounting for Income Taxes”. The standard requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

In 2000, the Company retroactively adopted the asset and liability method restating the prior years presented. The deficit as at January 1, 1999 has been increased by $215,000 as a result of this change. The following summarizes the impact of applying Section 3465 on net income for the restated prior period:

1999

Net income (000’s)
As previously reported	$10,963
Effect of adoption of Section 3465	(358)

As restated	$10,605

Per share amounts as previously reported	$0.15
Effect of Section 3465	(0.01)

As restated	$0.14

3.	Gold Bullion Inventory

Gold bullion inventory is valued at the lower of average cost or net realizable value. At December 31, 2001, the Company had 35,061 ounces of gold bullion inventory. Gold bullion is a highly liquid asset easily converted into cash on a worldwide market. Based on a gold price of $276.50 per ounce on December 28, 2001, the year’s last trading day, the Company’s gold bullion inventory had a market value of $9,694,000, which represents an unrealized, after tax gain of approximately $3,400,000. At December 31, 2000, the Company had 5,500 ounces of gold bullion inventory which, based on a gold price of $274.45, had a market value of $1,509,000, which represents an unrealized, after tax gain of approximately $200,000.

4.	Marketable Securities

The Company’s marketable securities are carried at their market value (being the lower of cost and market value) of $5,942,000 at December 31, 2001 (2000 — $3,879,000). The market value, determined on the basis of closing market quotations, does not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

5.	Inventories

	2001	2000

Work-in-process	$9,011	$7,707
Industrial minerals	296	230
Supplies	2,281	1,718

	$11,588	$9,655

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

6.	Mining Interests

		2001			2000

		Accumulated			Accumulated
		Depreciation			Depreciation
	Cost	and Depletion	Net	Cost	and Depletion	Net

Plant and equipment	$104,190	$90,201	$13,989	$104,056	$89,981	$14,075
Mining properties and deferred expenditures	175,459	71,477	103,982	168,799	58,960	109,839

	$279,649	$161,678	$117,971	$272,855	$148,941	$123,914

In 2000, the Company recorded a writedown of $20,711,000 related to its Wharf Mine and Saskatchewan Minerals operations. A writedown at the Wharf Mine of $14,315,000 was recorded, of which, $7,815,000 was a reduction in the carrying value of mining interests and $6,500,000 was recorded as an increase in the reclamation liability at the mine site. The writedown at Saskatchewan Minerals, totalling $6,396,000, includes closure costs of $2,400,000 at the Ingebrigt plant and the subsequent reduction in the net carrying value of the plant’s assets.

A summary of the net book value of plant and equipment and mining properties and deferred expenditures by property is as follows:

		Mining
		Properties
	Plant and	and Deferred
	Equipment	Expenditures	Total 2001	Total 2000

Canada:
Red Lake Mine	$10,665	$93,890	$104,555	$112,229
Saskatchewan Minerals	1,841	457	2,298	2,630
Other	1,140	6,490	7,630	8,097

	13,646	100,837	114,483	122,956

United States:
Wharf Mine	343	2,187	2,530	—
Other	—	958	958	958

	343	3,145	3,488	958

	$13,989	$103,982	$117,971	$123,914

During 1999 and until commencement of production on August 1, 2000, the Red Lake Mine was considered to be under development and not subject to amortization.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

7.	Reclamation Costs

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Estimated reclamation costs, net of expected recoveries, are accrued on a unit-of-production basis using estimates of total reclamation costs. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations and as new information becomes available. As at December 31, 2001, $18,270,000 was accrued for reclamation and remediation costs, with $1,742,000 remaining to be accrued over the life of the mineral properties. Deposits of $2,764,000 have been posted with the State of South Dakota. Letters of credit and surety bonds in the amount of $13,650,000 have been provided by the Company for reclamation costs at December 31, 2001 in lieu of cash deposits.

8.	Amalgamation with CSA Management Inc.

On October 30, 2000, the shareholders of both CSA Management Inc. (“CSA”) and the Company approved the statutory plan of arrangement for the amalgamation of CSA and Goldcorp (the “Reorganization”). CSA was a major shareholder of Goldcorp, with a 17% equity interest and a 44% voting interest. The amalgamated entity was continued under the name “Goldcorp Inc.” and is referred to as “New Goldcorp” for purposes of describing the Reorganization. Effective November 1, 2000, after receiving court approval, shareholders of both CSA and Goldcorp received common shares of New Goldcorp. Goldcorp and CSA were amalgamated and all New Goldcorp shares held by CSA were cancelled.

Upon completion of the Reorganization, there were 81,128,000 New Goldcorp common shares outstanding, determined as follows:

	Total		New	Shares	New Goldcorp
	shares	Exchange	Goldcorp	cancelled on	shares
Share description	outstanding	ratio	shares issued	amalgamation	outstanding

	(000's)		(000's)	(000's)	(000's)

Goldcorp Class A	73,553	1.00	73,553	(8,935)	64,618
Goldcorp Class B	5,333	1.25	6,666	(5,792)	874
CSA Class A	6,039	2.10	12,682	—	12,682
CSA Class B	492	6.00	2,954	—	2,954

			95,855	(14,727)	81,128

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

Holders of Goldcorp stock options and warrants, and CSA stock options received identical New Goldcorp instruments converted on the same basis as the underlying shares.

The Reorganization was accounted for using the purchase method of accounting. The New Goldcorp common shares issued to acquire the common shares of CSA have been valued at $99,306,000, including transaction costs of $1,741,000. The assets and liabilities of CSA acquired at their fair value on November 1, 2000 are as follows:

Cash	$470
Non-cash working capital	44
Investment in and advances to Lexam Explorations Inc.	394
Investment in New Goldcorp	98,398

Fair value of New Goldcorp shares issued	$99,306

The New Goldcorp common shares held by CSA were cancelled on the amalgamation. For accounting purposes, the cancellation was treated as New Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

Share capital	$36,553
Contributed surplus	5,569
Retained earnings	56,276

Total	$98,398

9.	Red Lake Strike Settlement

On April 21, 2000, an agreement was reached between the Company and the employees’ union at the Red Lake Mine to end the 46-month long strike. The union agreed that it would no longer represent employees at the Company’s operations in Red Lake in return for a severance package for the striking employees totalling $5,994,000 and job offers to a minimum of 45 former unionized employees when the mine reopens. Included in the severance package are a total of 219,000 stock options that were granted to the unionized employees. The stock options were issued in April 2000, after the strike settlement, with an exercise price equal to the market value of Goldcorp common shares at the date the options were issued and expire May 26, 2003, with 33 1/3% of the options vesting each year over the next three years. The Company has recorded the cost of the severance package as a charge to income.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

10.	Sale of Havelock Lime

In December 1999, the Company sold its Havelock Lime industrial minerals operation. The operation was sold for net proceeds of $20,588,000, resulting in a pre-tax gain of $11,679,000. In 1999, Havelock Lime contributed $1,982,000 to the Company’s operating profit and $2,540,000 to operating cash flow.

11.	Capital Stock and Contributed Surplus

(a) Authorized

Subsequent to the amalgamation of Goldcorp and CSA on November 1, 2000 (see note 8), the authorized share capital of the Company consists of an unlimited number of common shares.

(b) Shareholder Rights Plan

The Company’s shareholder rights plan (the “Plan”) is intended to allow sufficient time for the Board of Directors to consider the terms of any takeover bid for the Company’s common shares and, if appropriate, to pursue alternatives to maximize shareholder value.

Under the Plan, one right is attached to each common share. The rights become separable from the common shares, and exercisable, only in specified circumstances. Subject to the provisions of the Plan, if any person or group acting in concert acquires 20% or more of the common shares other than pursuant to a “permitted bid”, each right (other than those held by the acquiring person or group) may be exercised to acquire additional common shares from the Company at a price equal to 50% of the market price of the common shares at the relevant time.

A permitted bid is a takeover bid made by way of a takeover bid circular to all holders of the Company’s common shares and that is subject to the conditions stipulated in the Plan, including a condition that the bid remain open for acceptance for at least 45 days and a condition that the bid must be accepted by the holders of more than 50% of the common shares held by persons independent of the bidder.

Other than as described above, the rights are not exercisable and cannot be transferred apart from the common shares. The holder of a right, as such, has no rights as a shareholder of the Company including, without limitation, the right to vote or receive dividends. Subject to the terms of the Plan, the Board of Directors may redeem all of the rights at a redemption price of $0.001 per right, subject to prior shareholder or rightholder approval. The Plan will expire at the close of business on the date of the Company’s annual meeting of shareholders held in the year 2004, unless the Plan is reconfirmed by shareholders at that meeting or unless the Plan is terminated earlier in accordance with its terms.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

(c) Note Receivable

On April 3, 2000, an officer of the Company exercised stock options for 700,000 common shares. The Company agreed to loan the officer the exercise price for the common shares, $2,413,000, which is evidenced by a promissory note secured by the common shares. The initial term of the promissory note was one-year with interest charged at a rate of prime plus one percent and the note has been extended for an additional year to April 2002.

(d) Issue of Class A Shares

In May 1999, the Company issued 6,000,000 Units at a price of C$10.00 per Unit, for proceeds of $41,099,000 less underwriters’ fees and issue costs of $1,214,000. Each Unit consisted of one Class A subordinate voting share and one-half of one share purchase warrant. After the amalgamation, each whole share purchase warrant entitles the holder to acquire one common share, at any time on or before May 13, 2009, at a price of C$20.00 per share.

(e) Warrants on Class B Shares

As part of a reorganization in 1994, CSA was granted a warrant expiring on March 31, 1999 to acquire up to 2,240,000 Class B shares of the Company at an exercise price of C$4.035 per Class B share. The warrant was exercised on March 26, 1999 for proceeds to the Company of $5,956,000.

(f) Flow-Through Shares

In December 2000, the Company issued 400,000 flow-through shares for net proceeds of $2,948,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. These expenditures, made in 2001, result in temporary taxable differences created by the renunciation, with a corresponding reduction in share capital.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

(g) Changes in Capital Stock

	2001		2000		1999

	Shares	Amount	Shares	Amount	Shares	Amount

	(000's)		(000's)		(000's)
Common Shares
Outstanding at beginning of year	81,589	$197,724	—	$—
Issued on amalgamation with CSA (note 8)	—	—	81,128	194,444
Issue of flow-through shares	—	—	400	2,948
Renunciation of tax deductions on flow-through shares	—	(1,281)	—	—
Exercise of stock options	956	4,745	61	332

Outstanding at end of year	82,545	$201,188	81,589	$197,724

Warrants on Common Shares
Outstanding at beginning of year	3,000	$4,110	—	$—
Issued on amalgamation with CSA	—	—	3,000	4,110

Outstanding at end of year	3,000	$4,110	3,000	$4,110

Class A Shares
Outstanding at beginning of year			72,703	$114,022	66,051	$75,059
Issued pursuant to public offering, net			—	—	6,000	35,775
Exercise of stock options			850	3,055	251	990
Exercise of Warrants			—	—	386	2,178
Conversions to Class A shares from Class B shares			—	—	15	20
Cancelled on amalgamation with CSA			(73,553)	(117,077)	—	—

Outstanding at end of year			—	$—	72,703	$114,022

Class B Shares
Outstanding at beginning of year			5,333	$15,777	3,108	$7,810
Exercise of Warrants			—	—	2,240	7,987
Conversions of Class B shares to Class A shares			—	—	(15)	(20)
Cancelled on amalgamation with CSA			(5,333)	(15,777)	—	—

Outstanding at end of year			—	$—	5,333	$15,777

Warrants on Class A Shares
Outstanding at beginning of year			3,000	$4,110	519	$377
Issued pursuant to public offering, net			—	—	3,000	4,110
Exercise of Warrants			—	—	(386)	(280)
Expiry of Warrants			—	—	(133)	(97)
Cancelled on amalgamation with CSA			(3,000)	(4,110)	—	—

Outstanding at end of year			—	$—	3,000	$4,110

Warrants on Class B Shares
Outstanding at beginning of year			—	$—	2,240	$2,031
Exercise of Warrants			—	—	(2,240)	(2,031)

Outstanding at end of year			—	$—	—	$—

Total capital stock		$205,298		$201,834		$133,909

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

(h) Stock Option Plan

Under the Company’s stock option plan, the Board of Directors may, at its discretion, grant options to purchase common shares, which vest over three years and are exercisable over a period of a maximum of ten years, to directors, officers, employees or consultants of the Company or its affiliates. Stock appreciation rights may also be granted. All current options expire on or before December 11, 2011. The maximum number of shares that the Company is currently authorized to issue under the plan, subsequent to December 31, 2001, is 6,983,000 shares.

		Options		Average Exercise Price

		(000's)		(C$per share)
	2001	2000	1999	2001	2000	1999

Outstanding at beginning of year	5,075	3,581	4,603	$7.97	$8.48	$8.46
Granted	275	1,649	85	13.15	7.07	7.31
Issued on amalgamation with CSA	—	824	—	—	4.80	—
Exercised	(956)	(911)	(251)	(7.68)	(5.48)	(5.91)
Cancelled/Expired	(110)	(68)	(856)	(7.56)	(7.65)	(9.04)

Outstanding at end of year	4,284	5,075	3,581	$8.38	$7.97	$8.48

	Options outstanding			Options currently exercisable

			Weighted
		Weighted	average		Weighted
		average	remaining		average
Range of	Number	exercise	term of	Number	exercise
exercise price (C$)	outstanding	price (C$)	options	exercisable	price (C$)

	(000's)		(years)	(000's)
$4.00 to 6.99	1,644	$5.70	7.76	812	$4.92
$7.00 to 9.99	1,733	8.16	6.49	1,400	7.95
$10.00 to 12.99	30	11.07	8.95	4	10.52
$13.00 to 16.99	877	13.71	5.63	718	13.25

$4.00 to 16.99	4,284	$8.38	6.82	2,934	$8.41

(i) Changes in Contributed Surplus

	2001	2000	1999

Balance at beginning of year	$—	$5,569	$5,472
Expiry of unexercised Class A Warrants		—	97
Adjustment on amalgamation with CSA	—	(5,569)	—

	$—	$—	$5,569

Effective December 31, 1997, pursuant to a directors’ resolution, the accumulated retained earnings deficit of $70,573,000 was eliminated by an offsetting reduction in contributed surplus.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

12.	Income and Mining Taxes

Effective January 1, 2000, the Company adopted the asset and liability method of accounting for income taxes (note 2(b)).

(a) Earnings (Loss) Before Taxes

Earnings (loss) before taxes by tax jurisdiction is comprised of the following:

	2001	2000	1999

Canada	$78,345	$(14,554)	$7,915
United States	2,632	(10,776)	6,073

Total	$80,977	$(25,330)	$13,988

(b) Provision for Income and Mining Taxes

The Company is subject to income and mining taxes in both Canada and the United States. In the years presented, there have not been any Canadian mining taxes payable. The provision for (recovery of) income taxes is as follows:

	2001	2000	1999

Income taxes (recovery)
Current
Canada	$924	$181	$(2,382)
United States	(325)	250	1,054
Future
Canada	27,558	(6,435)	4,711
United States	—	—	—

Income and mining tax provision (recovery)	$28,157	$(6,004)	$3,383

Income and mining taxes paid	$807	$1,165	$758

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory tax rates of approximately 42% (2000 – 45%; 1999 - 46%) to earnings as described in the table below:

	2001	2000	1999

Income taxes
Income tax provision (recovery) calculated using statutory tax rates	$34,010	$(11,399)	$6,434
Non-taxable income	(181)	(579)	(3,402)
Tax benefit of prior years’ losses	—	—	(45)
Resource (allowance)/loss	(9,172)	(861)	1,535
Excess percentage depletion	(550)	(387)	(1,278)
Writedown of investments not tax benefitted	(86)	861	—
Foreign earnings subject to different tax rates	(211)	1,194	(592)
Writedown of mining interests	—	5,270	—
Provincial mining taxes	9,641	—	—
Settlement of prior years’ taxes	(2,139)	—	—
Drawdown of alternative minimum tax carryforward not previously tax benefitted	—	(500)	—
U.S. withholding taxes on dividends	—	—	150
Reduction in valuation allowance	(1,158)	—	—
Reduction in corporate income tax rates	(2,648)	71	—
Other	651	326	581

Consolidated income and mining tax provision (recovery)	$28,157	$(6,004)	$3,383

(c) Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999

United States:
Future tax liability — current portion:
Inventory	$25	$126	$—
Future tax liability — long term portion:
Mining interests	222	—	—

	247	126	—
Future tax assets — current portion:
Accounts payable and accrued liabilities	488	442	—
Future tax assets — long term portion:
Non capital loss and other carryforwards	1,613	—	1,884
Mining interests	—	105	851
Alternative minimum tax credit carryforwards	6,322	5,586	6,041

	8,423	6,133	8,776
Valuation allowance	(8,176)	(6,007)	(8,776)

	247	126	—

Total United States	$—	$—	$—

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

	2001	2000	1999

Canada:
Future tax liabilities – current portion:
Cash and short-term investments	$136	$677	$—
Future tax liabilities – long term portion:
Mining interests	37,516	25,761	20,518

	37,652	26,438	20,518
Future tax assets – current portion:
Marketable securities	200	—	803
Accounts payable and accrued liabilities	834	1,508	—
Future tax assets:
Mining interests	4,604	6,675	3,269
Net operating loss carryforwards	1,470	14,358	7,629
Investment tax credit carryforward	336	357	371
Cumulative eligible capital balance	1,030	1,257	900
Other	357	608	1,172

	8,831	24,763	14,144
Valuation allowance	(5,039)	(4,551)	(7,300)

	3,792	20,212	6,844

Total Canada	$33,860	$6,226	$13,674

(d) Tax Loss Carryforwards

The Company has nominal non capital loss carryforwards for Canadian federal income tax purposes and approximately $6,761,000 available for Canadian provincial income tax purposes to reduce taxable income, of which $1,992,000 expires in 2007 and $4,769,000 expires in 2006.

Subsidiaries of the Company have non capital loss carryforwards of approximately $773,000 available for Canadian income tax purposes in certain circumstances to reduce taxable income. These losses expire from 2002 to 2008. The benefit of these tax loss carryforwards has not been recognized for accounting purposes.

A subsidiary of the Company has net operating loss carryforwards of approximately $4,700,000 available for United States income tax purposes to reduce taxable income. These losses expire from 2021 to 2022. The benefit of these tax loss carryforwards has not been recognized for accounting purposes.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

13.	Income Per Common Share

The following table sets forth the computation of diluted earnings per share:

	2001	2000	1999

Numerator:
Earnings (loss) available to common shareholders	$52,820	$(19,326)	$10,605

Denominator (shares in thousands):
Weighted average shares outstanding	82,148	79,079	75,409
Effect of dilutive securities:
Employee stock options	1,836	—	389

Adjusted weighted average shares and assumed conversions	83,984	79,079	75,798

14.	Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s gold mines include the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. The Havelock Lime operation, located in New Brunswick, which produced lime and limestone products primarily for the pulp and paper, mining and agricultural industries, was sold in 1999 (note 10). Revenues from gold operations are attributed based on the location of the operation and revenues from industrial mineral operations are based on the location of the customer.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

	2001	2000	1999

Gold
Revenues:
Canada	$129,586	$22,938	$—
United States	27,724	26,260	29,770

	157,310	49,198	29,770
Depreciation, depletion and reclamation	20,311	7,083	2,298
Writedown of mining interests	—	14,315	—
Operating income (loss) before taxes	82,781	(15,935)	2,200
Total assets	150,231	145,194	119,613
Expenditures for mining interests	18,991	38,084	29,450

Industrial Minerals
Revenues:
Canada	$4,681	$5,278	$12,312
United States	3,708	6,830	9,645

	8,389	12,108	21,957
Depreciation, depletion and reclamation	241	552	1,154
Writedown of mining interest	—	6,396	—
Gain on sale of Havelock Lime	—	—	11,679
Operating income (loss) before taxes	1,954	(4,869)	16,031
Total assets	5,030	6,013	12,837
Expenditures for mining interests	68	405	847

Total
Revenues:
Canada	$134,267	$28,216	$12,312
United States	31,432	33,090	39,415

	165,699	61,306	51,727
Depreciation, depletion and reclamation	20,552	7,635	3,452
Writedown of mining interests	—	20,711	—
Gain on sale of Havelock Lime	—	—	11,679
Operating income (loss) before taxes	84,735	(20,804)	18,231
Total assets	155,261	151,207	132,450
Expenditures for mining interests	19,059	39,489	30,297

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

Reconciliation of Reportable Segment Items

	2001	2000	1999

Operating income (loss) from reportable segments before taxes	$84,735	$(20,804)	$18,231
Gain (loss) on marketable securities	392	1,293	(1,651)
Decrease (increase) in provision for decline in value of marketable securities	(1,037)	(1,942)	151
Interest and other income	2,061	1,392	657
Corporate expenses and other	(5,174)	(5,269)	(3,400)

Earnings (loss) before taxes	$80,977	$(25,330)	$13,988

Total assets from reportable segments	$155,261	$151,207	$132,450
Marketable securities	5,942	3,879	4,696
Corporate and other	65,202	14,736	44,546

Total assets	$226,405	$169,822	$181,692

15.	Change in Non-Cash Operating Working Capital

	2001	2000	1999

Decrease (increase) in current assets:
Gold bullion inventory	$(2,878)	$(452)	$(184)
Accounts receivable	1,361	916	(1,649)
Income taxes receivable	—	1,079	(1,079)
Inventories	(1,095)	(4,175)	(693)
Prepaid expenses	(95)	(253)	(144)
Increase (decrease) in current liabilities:
Accounts payable and accrued liabilities	(3,170)	5,211	(468)
Taxes payable	859	2,337	(867)

	$(5,018)	$4,663	$(5,084)

16.	Fair Value of Financial Instruments

At December 31, 2001 and 2000, the carrying amounts of cash and short-term investments, accounts receivable, marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short term nature. Goldcorp had no outstanding derivative financial instruments related to future gold production at December 31, 2001 and 2000.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

17.	Commitments

The Company is party to certain operating leases, the longest of which expires in 2005. Future minimum lease payments under these leases at December 31, 2001 are as follows:

2002	$2,163
2003	589
2004	412
2005	353

$3,517

18.	Reconciliation to United States Generally Accepted Accounting Principles

Reconciliation of earnings (loss) determined in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) to earnings (loss) determined under accounting principles which are generally accepted in the United States (“United States GAAP”) is as follows:

	2001	2000	1999

Earnings (loss) for the year, as reported	$52,820	$(19,326)	$10,605
Realization of cumulative translation adjustment (a)	(531)	—	(335)
Renunciation of tax deductions on flow-through shares (c)	(1,281)	—	—

Earnings (loss) for the year in accordance with United States accounting principles	51,008	(19,326)	10,270

Cumulative translation adjustment	(8,465)	(4,839)	4,981

Comprehensive income (loss) for the year in accordance with United States accounting principles	$42,543	$(24,165)	$15,251

Earnings (loss) per share in accordance with United States accounting principles
Basic	$0.62	$(0.24)	$0.14

Diluted	$0.60	$(0.24)	$0.13

Differences between Canadian and United States accounting principles, as they affect the Company’s financial statements, are as follows:

(a)	Under United States accounting principles a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

(b)	Under United States accounting principles (FAS 115), certain of the Company’s investments would be classified as available-for-sale securities and carried at fair value. Under United States accounting principles, unrealized gains and losses on available-for-sale securities are included as a separate component of shareholders’ equity. Changes in the separate component of shareholders’ equity are included in calculating comprehensive income. For the years presented there is no impact on shareholders’ equity or comprehensive income.

(c)	Under United Sates accounting principles, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(d)	United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.

(e)	Shareholders’ equity determined in accordance with Canadian GAAP is reconciled to shareholders’ equity in accordance with United States GAAP as follows:

	As at December 31,

	2001	2000	1999

Capital stock
In accordance with Canadian GAAP	$205,298	$201,834	$133,909
Renunciation of tax deductions on flow-through shares (c)	1,281	—	—

In accordance with United States GAAP	206,579	201,834	133,909

Note receivable for capital stock, Canadian and United States GAAP	(2,413)	(2,413)	—

Cumulative translation adjustment
In accordance with Canadian GAAP	(15,010)	(6,014)	(1,175)
Realization of cumulative translation adjustment (a)	3,371	2,840	2,840

In accordance with United States GAAP	(11,639)	(3,174)	1,665

Contributed surplus
In accordance with Canadian GAAP	—	—	5,569
Elimination of deficit with offsetting reduction to contributed surplus (d)	70,573	70,573	70,573
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA	(56,276)	(56,276)	—

In accordance with United States GAAP	14,297	14,297	76,142

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

	As at December 31,

	2001	2000	1999

Retained earnings (deficit)
In accordance with Canadian GAAP	(30,323)	(66,859)	8,593
Realization of cumulative translation adjustment (a)	(3,371)	(2,840)	(2,840)
Elimination of deficit with offsetting reduction to contributed surplus (d)	(70,573)	(70,573)	(70,573)
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA	56,276	56,276	—
Renunciation of tax deductions (c) on flow-through shares	(1,281)	—	—

In accordance with United States GAAP	(49,272)	(83,996)	(64,820)

Shareholders’ equity
In accordance with Canadian GAAP	$157,552	$126,548	$146,896

In accordance with United States GAAP	$157,552	$126,548	$146,896

(f)	Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. The United States accounting pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5%, 6% and 6%; dividend yields of 1%, 0% and 0%; volatility factors of the expected market price of the Company’s common stock of 48%, 47% and 43%; and a weighted average expected life of the options of 3 years, 2 years and 3 years.

The weighted average grant date fair values of options issued in 2001, 2000 and 1999 were C$5.11, C$2.29 and C$2.93, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years. The following are the Company’s pro forma earnings (loss) in accordance with United States accounting principle:

	2001	2000	1999

Earnings (loss) for the year	$49,146	$(21,457)	$7,818

Earnings (loss) per share
Basic	$0.60	$(0.27)	$0.10

Diluted	$0.59	$(0.27)	$0.10

Goldcorp Inc.
Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

(g)	Impact of recent United States Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. The Company does not expect that the implementation of this standard will have a material impact on its financial statements.