Form 40-F
period 2002-12-31
GOLDCORP INC
filed 2003-05-21
CIK 919239

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number 001-12970

GOLDCORP INC.

(Exact Name of Registrant as Specified in Its Charter)

Ontario, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

1040

(Primary Standard Industrial Classification Code Number (if Applicable)

98770100

(I.R.S. Employer Identification Number (if Applicable)

145 King Street West, Suite 2700 Toronto, Ontario MSH 1J8 CANADA 416-865-0326

(Address and Telephone Number of Registrant’s Principal Executive Offices)

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code of Agent For Service In the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares	Toronto Stock Exchange
New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

182,390,006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such rule.

               Yes      [  ]      No    [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

               Yes      [X]      No    [  ]

145 King Street West
Suite #2700
Toronto, Ontario
M5H 1J8
Telephone - 416-865-0326 or
1-800-813-1412
Facsimile - 416-361-5741

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

APRIL 30, 2003

GOLDCORP INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

REPORTING CURRENCY AND FINANCIAL INFORMATION	3
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	3
GENERAL INFORMATION	4
Incorporation	4
Capital Structure	4
Market for Securities	5
Material Subsidiaries	5
General Development of the Business	5
Gold Mineral Reserves and Mineral Resources	6
Definitions	7
Summary of Mineral Reserves and Mineral Resources	8
DESCRIPTION OF THE BUSINESS	8
GOLD PROPERTIES	8
Red Lake Mine	8
Other Red Lake Area Activities	16
Wharf Mine	19
Golden Reward Mine	25
INDUSTRIAL MINERALS	27
Saskatchewan Minerals	27
LEGAL MATTERS	33
Regulations – Canada and United States	33
Federal Income Tax Implications – Canada and United States	35
SELECTED CONSOLIDATED FINANCIAL INFORMATION	38
MANAGEMENT’S DISCUSSION AND ANALYSIS	39
DIRECTORS AND OFFICERS OF THE COMPANY	40
ADDITIONAL INFORMATION	42
CONTROLS AND PROCEDURES	42
CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP INC.
FOR THE YEAR ENDED DECEMBER 31, 2002	42

GOLDCORP INC.

ANNUAL INFORMATION FORM

REPORTING CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian dollars at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year:

	2002	2001	2000	1999	1998

Rate at end of period(1)	1.5800	1.5925	1.4995	1.4440	1.5375
Average rate(2)	1.5702	1.5519	1.4855	1.4828	1.4894
High rate(1)	1.6128	1.6023	1.5592	1.5302	1.5770
Low rate(1)	1.5108	1.4933	1.4350	1.4440	1.4075

Notes:

(1)	The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The average rate means the average of the exchange rates on the last day of each month during the year.

On March 31, 2003, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = C$1.4695.

Goldcorp’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on Goldcorp’s results of operations and financial position. Note 17 to the consolidated financial statements outlines, in all material respects, differences resulting from the application of accounting principles generally accepted in the United States.

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

               Capital Structure

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of March 31, 2003, 182,709,874 Common Shares were outstanding.

At a special meeting of shareholders of the Corporation held on March 21, 2002, the shareholders approved a special resolution authorizing the amendment of the Corporation’s articles to subdivide each Common Share on a two-for-one basis. The record date for the subdivision was May 22, 2002 and additional Common Shares were distributed to shareholders of record in Canada on May 27, 2002 and in the United States on May 28, 2002. Following completion of the subdivision, the number of Common Shares outstanding increased to 181,942,348 (206,264,308 on a fully diluted basis).

On April 30, 2002, Goldcorp completed an offering of 8,000,000 Common Shares and 4,000,000 share purchase warrants (“2002 Warrants”) for gross proceeds of $144 million. Subsequent to the two-for-one share split, each whole Warrant entitles the holder to purchase two Common Shares at a price of $12.50 per share at any time during the period up to April 30, 2007.

In addition to the 2002 Warrants, the Company also has 3,000,000 share purchase warrants (“1999 Warrants”) outstanding, each of which entitles the holder to acquire two Common Shares, at any time on or before May 13, 2009, at a total price of C$20.00 (C$10.00 per share).

               Market for Securities

Goldcorp’s Common Shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the trading symbols “GG” and “G”, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada. The 2002 Warrants are listed under the trading symbol G.WT.U on the TSX and the 1999 Warrants are listed under the trading symbol G.WT on the TSX.

The Corporation is now a member of all the major North American and International gold indices including the Toronto Stock Exchange’s S&P/TSX Canadian Gold Index, the FTSE London Gold Mines Index, the Philadelphia Stock Exchange’s Gold Index (XAU), and the American Stock Exchange’s Gold Bugs’ Index (HUI) and the Barron’s Gold Mines Index (GMI).

               Material Subsidiaries

The following table sets out, as at December 31, 2002, the direct and indirect material subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of their voting securities held by the Corporation:

		Percentage
	Jurisdiction of	of Voting
Subsidiary	Incorporation	Securities Held

Wharf Resources Ltd.	Ontario	100%

Wharf Resources (U.S.A.), Inc.	Colorado	100%

Wharf Resources Management Inc.	Delaware	100%

Wharf Reward Mines Inc.	Delaware	100%

Wharf Gold Mines Inc.	Delaware	100%

1016203 Alberta Inc.	Alberta	100%

3984923 Canada Inc.	Canada	100%

               General Development of the Business

Goldcorp is a North American based gold producer. The Corporation owns and acquires properties, explores for precious metals, develops mines and produces mostly gold. By market capitalization, it is in the top ten gold producers globally. Goldcorp owns one of the highest-grade gold deposits in the world, the Red Lake Mine, which is located in Ontario, Canada and produced more than 500,000 ounces of gold per year in both 2001 and 2002. The Red Lake Mine is the largest producing gold mine in Canada. The Company also produces gold at the Wharf Mine in the historic Lead mining area in the Black Hills of South Dakota in the United States. Goldcorp also owns an industrial minerals operation, Saskatchewan Minerals, in Saskatchewan, Canada. It produces sodium sulphate used primarily in the detergent industry.

The Red Lake Mine resumed commercial production on January 1, 2001, with actual mining of the high-grade ore commencing in the second half of 2000. The production from the Red Lake Mine has had a significant positive impact on the Company’s financial position and operating results.

Goldcorp also has extensive holdings of minerals rights in the Red Lake District, including the Cochenour Mine property and the Abino prospect, both of which are being actively explored.

Goldcorp generated earnings of $65.6 million for 2002, largely as a result of the performance of the Red Lake Mine. The net profit margin was 35.4% (which is defined as earnings as a percentage of revenue). Earnings per share for 2002 were $0.37 per share ($0.36 per share on a diluted basis).

Goldcorp believes that gold is equivalent to money and the Company’s gold bullion holdings at December 31, 2002, were approximately 196,000 ounces, or 6.1 tonnes, compared to 35,000 ounces, or 1.1 tonnes, at December 31, 2001. The market for gold is liquid and there is an established international price.

               Gold Mineral Reserves and Mineral Resources

As of December 31, 2002, Goldcorp’s total proven and probable gold mineral reserves were approximately 5.5 million ounces of gold. During 2002, Goldcorp produced about 607,000 ounces of gold and added approximately 1.3 million contained ounces of gold to its reserves, for a net increase of approximately 700,000 ounces of gold. The addition to reserves of approximately 1.3 million contained ounces of gold is attributable to the Red Lake Mine property.

Reserves and resources have been calculated as of December 31, 2002 in accordance with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Calculations have been prepared by employees of Goldcorp under the supervision of Gilles R. Filion, Eng., Vice President, Exploration, of Goldcorp Inc., a “Qualified Person” for purposes of “National Instrument 43-101 – Standards of Disclosure for Mineral Projects”, (“National Instrument 43-101”), adopted by the Canadian Securities Administrators’. Reserves and resources have been calculated using a gold price of $300 per ounce. The gold reserves and resources have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

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

          Summary of Mineral Reserves and Mineral Resources

The following table summarizes Goldcorp’s mineral reserves and mineral resources at its two producing gold properties, the Red Lake and the Wharf Mine. For further details of the proven and probable reserves and the measured, indicated and inferred resources by category as of December 31, 2002, see the property descriptions below.

	As of December 31, 2002			As of December 31, 2001
	(at $300 per ounce)			(at $275 per ounce)

			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold

	(000's)	(opt(2))	(000's)	(000's)	(opt(2))	(000's)
Red Lake Mine
High Grade Zone
Proven and Probable Reserves(1)	1,957	2.35	4,594	1,850	2.05	3,801
Measured and Indicated Resources	248	1.90	427	231	2.52	581
Sulphide Zone
Proven and Probable Reserves	1,508	0.35	533	1,358	0.37	507
Measured and Indicated Resources	1,055	0.35	369	402	0.33	131
Wharf Mine
Proven and Probable Reserves	12,833	0.032	410	17,140	0.031	530
Total
Proven and Probable Reserves	—	—	5,537	—	—	4,838
Measured and Indicated Resources	—	—	841	—	—	711

Note:
(1)	Numbers do not necessarily add due to rounding.
(2)	Ounces per ton.

As of December 31, 2002, the Red Lake Mine had, in addition to the reserves and resources set out in the table above, a total inferred mineral resource of 825,000 tons grading about 1.15 ounces per ton with 950,000 ounces of contained gold.

DESCRIPTION OF THE BUSINESS

          GOLD PROPERTIES

               RED LAKE MINE

The Red Lake Mine, located in Red Lake, Ontario, Canada (in the heart of the Red Lake gold camp of northwestern Ontario) has been in operation since 1948. The property on which the Red Lake Mine is located comprises 58 patented mineral claims held by Goldcorp covering approximately 2,348 acres, which, on the west side, share a common boundary with Placer Dome (CLA) Ltd.’s Campbell Mine. Goldcorp also holds mineral claims covering approximately 56,125 additional acres of prospective mineral ground in the Red Lake area. Access to the property is by road and by air.

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

Each of the 15 major zones and 13 minor zones indicated above consist of several parallel to sub-parallel zones. Apart from variations in physical attributes and dimensions, the zones vary from well-defined veins to more indistinct zones of silica-sulphide mineralization. The zones vary mineralogically in sulphide content and gold distribution. The two major types of gold mineralization consist of high grade quartz carbonate sulphide mineralization grading 2.35 ounces of gold per ton (“opt”) and the lower grade sulphide zone grading 0.37 opt. To reflect that variation, the zones have been grouped into two categories, the high grade zones (the “High Grade Zone”) and the sulphide zones (the “Sulphide Zone”).

               Exploration

Most of the historic production at the Red Lake Mine has been from sulphide mineralization. Since February 1995, when the High Grade Zone was discovered, Goldcorp commenced an exploration and development program at the Red Lake Mine. Approximately 1.95 million feet of diamond drilling has been completed between the surface and the 46 Level to December 31, 2002. In order to facilitate exploration and development, production in 1995 and 1996 was reduced. A labour dispute, which began in June 1996 and ended in May 2000, resulted in the cessation of gold production while exploration and development continued.

During 2002, Goldcorp continued with its exploration and development program at the Red Lake Mine, completing 679 diamond drill holes for 440,000 feet of diamond drilling. At year’s end, the quantity of the High Grade Zone reserves had increased, with reserves in the proven and probable category increasing during the year by 793,000 contained ounces for a total of approximately 4.6 million contained ounces of gold.

Drilling from 16 to 22 Level followed up on gold mineralized structures in the hanging wall of the mine as well as to the east of the mine. Gold bearing structures in the hanging wall appear to be sub-parallel to the Sulphide Zone system and have some similarities to mineralization found in the High Grade Zone. The eastern extension of the Sulphide Zone system drilled on 16 Level late in the year also returned higher grade intercepts in some holes. Directional drilling confirms the extension of the High Grade Zone to a depth of 7,300 feet below surface. During 2002, drilling returned value up to 10.80 ounces of gold per ton over 70 feet in the Hanging Wall 5 (“HW5”) zone.

For the period February 1, 1995 to December 31, 2002, Goldcorp spent $72.0 million in exploration and other related expenditures at the Red Lake Mine. During 2002, $12.7 million was expended on exploration and related development at the Red Lake Mine.

In 2003, Goldcorp is continuing exploration of the Red Lake Mine in order to further expand the reserve base. As the High Grade Zone at Red Lake is still a relatively new discovery, Goldcorp believes that additional reserves may be discovered. In particular, Goldcorp is focused on further exploration for potential reserves around the High Grade Zone, including lateral extensions east and at greater depth targeting HW5, Foot Wall 3 (“FW3) and Foot Wall (“FW4”) systems. To date, the drilling activities have produced a number of promising results at or above existing grades in the current High Grade Zone.

               Reserves

The proven and probable reserves at the Red Lake Mine as of December 31, 2002 and 2001 were as follows:

	As of December 31, 2002			As of December 31, 2001
	(at $300 per ounce)			(at $275 per ounce)

			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold

	(000’s)	(opt(2))	(000’s)	(000’s)	(opt(2))	(000’s)
Reserves(1)
High Grade Zone
Proven	1,007	2.27	2,287	1,226	2.25	2,752
Probable	950	2.43	2,307	624	1.68	1,049

Subtotal	1,957	2.35	4,594	1,850	2.05	3,801

Sulphide Zone
Proven	361	0.40	143	361	0.40	143
Probable	1,147	0.34	390	997	0.37	364

Subtotal	1,508	0.35	533	1,358	0.37	507

Total All Zones
Proven	1,368	1.78	2,430	1,587	1.82	2,895
Probable	2,097	1.29	2,697	1,621	0.87	1,413

Total Reserves All Zones	3,465	1.48	5,127	3,208	1.34	4,308

Note:

(1)	Numbers do not necessarily add due to rounding.

(2)	Ounces per ton.

The reserve estimates have been prepared by Goldcorp’s geological and engineering staff supervised by a “Qualified Person”, Gilles R. Filion, Vice President, Exploration of Goldcorp. The reserve estimates have been prepared in accordance with the definitions set forth in the “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ in National Instrument 43-101. These definitions conform with USGS Circular 831, which has been accepted for current disclosure under National Instrument 43-101 and the foregoing definitions and reserves can be reconciled with the CIM Standards without adjustment. The reserve study was performed at year-end to reflect drilling results available at mid-December 2002. The reserves have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

All drilling results, geological boundaries, the mining plan and historical and expected future mining costs have been considered in estimating reserves employing appropriate procedures and parameters including:

•	an independent laboratory assayed the split drill core using primarily fire assay;

•	dilution is estimated at 40% for the High Grade Zone. Sulphide Zone reserves are estimated with dilution included at variable rates based on historical mining experience; and

•	the reserves were estimated at a gold price of $300 per ounce ($275 per ounce in 2001).

The extent of mineralization in the Red Lake Mine has not been fully delineated.

               Resources

The following table sets out the detailed breakdown of the Red Lake Mine resources as of December 31, 2002.

	As of December 31, 2002			As of December 31, 2001
	(at $300 per ounce)			(at $275 per ounce)

			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold

	(000’s)	(opt(2))	(000’s)	(000’s)	(opt(2))	(000’s)
Red Lake Mine (1)
High Grade Zone
Measured and Indicated	248	1.90	472	231	2.52	581
Sulphide Zone
Measured and Indicated	1,055	0.35	369	402	0.33	131

Total
Measured and Indicated Resources	1,303	0.65	841 (1)	633	1.12	711

Note:

(1)	Numbers do not necessarily add due to rounding.

(2)	Ounces per ton.

As of December 31, 2002, the Red Lake Mine had, in addition to the resources set out in the table above, total inferred mineral resources of 825,000 tons grading about 1.15 ounces of gold per ton with 950,000 ounces of contained gold.

               Mining

Two shafts service the Red Lake Mine. The #1 Shaft extends from the surface to a depth of 3,600 feet. The deepest working level of the #1 Shaft is 23 Level at a depth of 3,400 feet. The 23 Level connects #1 Shaft to #2 Shaft (internal winze) via a 3,400 foot drift. The #2 Shaft extends from 23 Level to below 38 Level and terminates at a depth of 5,700 feet below the surface. The levels are approximately 150 feet apart. The top of the High Grade Zone is located above 30 Level and extends down below 47 Level, for a vertical distance of approximately 2,600 feet. The mine is serviced by an internal ramp from 21 Level to below 38 Level. The ramp will be extended to below 40 Level in 2003.

Mining in the High Grade Zone employs ramp access cut and fill methods (with paste backfill). Depending on the geometry of each individual zone, jumbo or jackleg drills are used to mine the material. LHD equipment (1.0-yard to 3.5-yard capacity) muck the material from the stopes to the internal ore passes. Track haulage systems on 34 Level and 37 Level move the material to the shaft passes. The material is then loaded into skips through #7 loading pocket on 38 Level, and hoisted up the #2 Shaft to 23 Level. On 23 Level, haulage trains transfer material to the #1 Shaft system, where it is hoisted to the surface. The hoists and loading pockets are all fully or semi-automated, and the haulage locomotives are all remote equipped, in order to increase operating efficiencies and reduce labour.

Goldcorp is not currently mining the Sulphide Zone.

               Production

The 2002 annual gold production at the Red Lake Mine reached 525,930 ounces, of which 500,868 ounces were from bullion gold and 25,062 ounces from concentrate inventory processed at Barrick’s Goldstrike Mine in Nevada, at an average cash production cost of $65 per ounce sold. This production made Goldcorp’s Red Lake Mine Canada’s largest gold producer in 2002, for the second year in a row.

The following table sets out the production data at the Red Lake Mine for each year in the three-year period ending December 31, 2002. The Red Lake Mine resumed commercial production on January 1, 2001.

Red Lake Mine Production Statistics

	Years Ended December 31,

	2002		2001		2000(1)

Tons of ore milled	239,482		246,618		74,148
Average mill head grade
(ounces per ton)	2.29		2.26		1.57
Average bullion recovery rate (%)	90.8	% (3)	88.5	% (2)	86.7%
Ounces of gold produced	525,930		503,385		85,115
Ounces of gold sold	463,524		477,120		82,850
Operating cost per ounce:
Cash production cost	$65		$59		N/A
Non-cash costs	29		33		N/A

Total operating cost	$94		$92		N/A

Notes:

(1)	The period between the start of operations in August 2000 and the resumption of commercial production on January 1, 2001 was considered the Red Lake Mine’s “start up” period during which operations ran at reduced rates and efficiencies, while substantial development work continued. The start up period lasted until the operation was producing, on a sustainable basis, at levels and efficiencies closer to what is expected over the life of the mine. Accordingly, no operating cost per ounce figures were calculated for this period.

(2)	The average recovery rate does not include the 16,356 ounces reclaimed from refractory gold contained in the sulphide concentrate which was custom treated, and the 27,012 ounces not treated during the year and stockpiled on site.

(3)	The average recovery rate does not include the 25,062 ounces reclaimed from refractory gold contained in the sulphide concentrate which was custom treated, and the 35,975 ounces not treated during the year and stockpiled on site.

In 2002, the second year of commercial production, there were 463,524 ounces of gold sold for revenue of $144.9 million. In 2001, 477,120 ounces of gold were sold for revenue of $129.6 million. Note that the Corporation has increased its gold bullion holdings, as discussed in its Management’s Discussion and Analysis.

Production of gold during the first quarter ending March 31, 2003 was 117,339 ounces of gold.

               Processing

The original mill was built in 1948 and was dismantled in early 2000. Construction of a new mill took place during 2000. The new process facilities consist of three separate plants: the Crushing Plant; Processing Plant; and Paste Fill Plant. Commissioning of the Crushing Plant began in February 2000, the Processing Plant’s commissioning phase commenced in early July 2000 with the first gold bar being poured on August 1, 2000 and commissioning of the Paste Fill Plant began in August 2000. Commercial production began on January 1, 2001.

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

Coarse gold is recovered from the ore via the gravity concentrating circuit. Here, concentrate generated in two Knelson Concentrators is upgraded on a Diester Table, to a concentration of approximately 75% gold, and directly smelted into bullion. The bullion is then shipped to the refinery for later sale into the spot market. During 2002, the gravity circuit recovered 60.6% of the gold from the processing plant feed.

Finer grain gold is dissolved in the cyanidation circuit in which sodium cyanide is introduced to the process stream. This portion of the gold is dissolved from a solid state into solution. Gold is removed from solution and onto granular carbon particles, still contained in the process pulp. Values from the carbon are removed in the Carbon Strip Plant, in which a high grade gold bearing solution (loaded eluate) is generated. This loaded eluate, or pregnant solution, reports to two electrowinning cells where, under an applied voltage and current density, gold precipitates out of solution and back into its solid state as a “cathode sludge”. This sludge is also directly smelted into bullion for subsequent shipment to the refinery. During 2002, 30.1% of the gold contained in the Processing Plant feed was recovered in the Cyanidation Circuit.

The refractory component of the ore is gold that is extremely fine and locked in arsenopyrite and pyrite minerals (sulphides). During 2002, 6.6% of the gold in the Processing Plant feed was contained in the sulphide concentrate. Conventional milling methods are not capable of recovering this type of gold. The Red Lake Mine’s Processing Plant employs a typical sulphide flotation circuit generating a bulk sulphide concentrate. This concentrate is subject to further treatment for gold extraction. During 2002, a trial processing session of over 7,000 tons was successfully treated at the Barrick Goldstrike Mine in Nevada. This trial resulted in over 25,000 ounces of gold being recovered and credited to Goldcorp. The 7,000 tons represented approximately 73% of the refractory sulphide concentrate produced in 2002. In December 2002, the trial was completed and will continue again in 2003 after the spring thaw.

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

               Environmental Matters

The Red Lake Mine is in compliance in all material respects with applicable provincial and federal environmental requirements.

The Red Lake Mine has tailings management facilities consisting of a primary treatment pond, a secondary treatment pond and Balmer Lake, which, since the 1940’s, has been used as a tertiary polishing pond by Goldcorp’s Red Lake Mine as well as by the Campbell Mine of Placer Dome (CLA) Ltd. (“Placer Dome”). Both the Red Lake Mine and the Campbell Mine have shared a common effluent discharge point, known as “L2”, to Balmer Creek, which is downstream from Balmer Lake. The L2 discharge point has been regulated under a Ministry of the Environment (Ontario) (the “MOE”) Certificate of Approval and was more recently also designated as the provincial Municipal Industrial Strategy for Abatement (“MISA”) discharge point.

New federal environmental requirements (the Metal Mining Effluent Regulations (“MMER”)), which were passed in June 2002 and became effective in December 2002, require Goldcorp, among other things, to meet certain specified effluent discharge limits at a discharge point separate from the Campbell Mine, thereby making the L2 discharge point unacceptable for purposes of the MMER. As part of its commitment to continuing compliance with both provincial and federal environmental requirements, Goldcorp had previously designated a new discharge point, known as “G1”, from its secondary tailings pond to Balmer Lake as the planned discharge point for purposes of both provincial and federal environmental requirements.

In the fall of 2002, Goldcorp applied to Environment Canada (“EC”) for a Transitional Authorization, which would have provided Goldcorp with a two-year period to meet the new effluent discharge limits contained in the MMER. The application was denied.

Discussions with EC and the MOE have ensued as part of an aggressive program being implemented by Goldcorp to ensure that Goldcorp continues to be in compliance with the effluent discharge limits under applicable provincial and federal requirements, including the MMER. This aggressive program includes the following:

•	In May 2003, an application was submitted by Goldcorp to the MOE for an amendment to the provincial Industrial Sewage Certificate of Approval to modify the Red Lake

Mine’s tailings management system, including the designation of G1 as the new discharge point.

•	The second phase of a diversion ditch has been completed so that clean surface run-off from the north side of Goldcorp’s tailings facilities flows directly into Balmer Lake rather than through the tailings ponds, thereby reducing loadings on the tailings ponds.

•	The existing splitter dykes have been raised to increase effluent retention time in the tailings facilities, which will reduce both ammonia levels and suspended solids in the discharge.

•	Water from the secondary tailings pond will be used in the mill as process water, thereby reducing water flows through the tailings facilities.

•	A bio-reactor water treatment facility designed to remove dissolved arsenic from any water that passes through the tailings facilities is planned for completion in May 2004. Water collected behind the secondary tailings pond dam will be treated through this water treatment facility and then discharged to a new wetland being constructed for final treatment before discharge.

•	Treating and recycling underground water for the mill process requirements will reduce total discharge volumes to the tailings facilities. Goldcorp is also examining the feasibility of using a water treatment process to treat underground water to be reused as process water and/or allowing the wetland to also treat water before discharge.

The current estimate of the capital cost of this program is $6,800,000.

A geo-technical consultant conducted the annual inspection of the secondary dam required under the Ministry of Natural Resources (Ontario) Dam Guidelines. All structures were found to be in good order.

As a result of the winter freeze, there had been no effluent discharges from the Red Lake Mine since the effluent discharge requirements of the MMER came into force in December 2002. The spring thaw made it necessary to undertake a controlled discharge in May 2003 which was in compliance with the effluent discharge requirements in the MMER.

Goldcorp is in compliance in all material respects with the other non-effluent related requirements in the MMER applicable to the Red Lake Mine.

In September 1999, the MOE issued a Control Order to Goldcorp to conduct technical investigations which it is believed will lead to an improved understanding of recent elevated arsenic concentrations in Balmer Lake and which would be used to develop a long-term management plan for the watershed. A similar order was issued to Placer Dome in relation to its Campbell Mine. In 2002, both Goldcorp and Placer Dome completed the interpretation of the studies provided for in the 1999 Balmer Lake Watershed Management Plan. Results were submitted to the MOE in March 2002.

Contingency guidelines have been developed in response to the new MMER requirements to complement the previously implemented formal Spill Response Plan. Spill response containers have been assembled to handle small-scale spills and approximately 30 on-site employees have been trained to deal with such spills. New staff have attended a spill management-training workshop and existing staff have attended a refresher program.

As required by the previously filed Mine Closure Plan, the Red Lake Mine was inspected by a representative of the Ministry of Northern Development and Mines (Ontario) (“MNDM”) in September 2002. No major incidents were noted. Any amendments to the tailings facilities Certificate of Approval which are ultimately required as part of the above-noted program in response to the MMER would also have to be reviewed by the MNDM to determine if the Mine Closure Plan would also require amendment.

               Employees

As of March 31, 2003, there were 124 salaried Goldcorp employees at the Red Lake Mine. All employees at the Red Lake Mine are paid by salary.

Goldcorp has contracted the underground portion of the Red Lake Mine to Dynatec Corporation (“Dynatec”) of Richmond Hill, Ontario. Under the terms of the three-year agreement expiring December 31, 2003, Dynatec provides all mining services. At December 31, 2002, there were 260 contract employees at the Red Lake Mine related to mining services.

The charges laid by the Ministry of Labour (Ontario) over the industrial death of one of our employees in 2000 have been resolved. Two fines totaling Cdn$281,250 were paid as part of a settlement with the Ministry of Labour.

There were no Lost Time Accidents in 2002 for Goldcorp employees, bringing Goldcorp’s record to two years of full production without a Lost Time Accident.

Goldcorp completed one safety audit on the Internal Responsibility System, which included head office executives. In 2003, awareness sessions will be conducted with all employees on the mine site to ensure a complete understanding of this mandated system.

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

               OTHER RED LAKE AREA ACTIVITIES

               Cochenour Property

In February 1998, Goldcorp completed its acquisition of all of the outstanding shares of Wilanour Resources Limited (“Wilanour”). Goldcorp acquired additional mineral rights covering 10,959 acres in the Red Lake District and now holds, in the aggregate, mineral rights covering approximately 56,125 acres in that District. Included in this land package is the former producing Cochenour Mine. Production began at the Cochenour Mine in 1939 and continued until 1975. During this time, 1.25 million ounces of gold was produced at an average grade of 0.54 opt. The Cochenour Mine is located just north of the town of Cochenour, five miles northeast of Red Lake, Ontario. The Cochenour Mine comprises 39 claims in Dome Township, of which 36 are patented claims and three are leased (expiring January 1, 2009). In addition, Goldcorp holds 10 licenses of occupation at the Cochenour Mine. Goldcorp has posted with the MNDM financial assurances of $0.6 million for closure and reclamation costs.

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

               Exploration

In 2002, Goldcorp completed a 17 hole - 22,288 foot drill program on the eastern and northeastern portion of the Cochenour Mine Property. The area tested targets that had been generated based on the geophysical survey completed over the Cochenour Mine from 1998 through 2000, historical data compilation and soil geochemical surveys conducted in 2000 and 2002. In total, seven of the 17 holes returned significant gold assays, with some of the best assays being: 0.56 opt over 29.6 feet; 0.49 opt over 1.0 feet; 0.42 opt over 1.0 feet; and 0.26 opt over 1.8 feet.

Surface stripping and mapping of the Marcus property and channel sampling in 2002 has greatly increased the knowledge of the eastern half of the Cochenour Mine property. Integration of the structural and alternation mapping with the Red Lake Mine and additional regional data, along with results from previous drill programs, has also been completed. Mobile metal ion soil geochemical surveys on the eastern portion of the property was completed in 2000 and 2001. Compilation of drill hole data for the Cochenour Mine property was completed in 2001.

In 2003, further targets will be drill tested. For the period of January 1 to December 31, 2002, Goldcorp spent $1.4 million in exploration and other related work on the Cochenour Mine property and adjacent projects.

               Environmental Matters

The Mine Closure Plan for the Cochenour Mine was accepted by the MNDM in June 2000.

The tailings facilities at the Cochenour Mine consist of a system of six cells separated by six dams. Effluent is ultimately discharged into Red Lake. Dam 3 is the final discharge point for the Cochenour Mine.

The Cochenour Mine is in compliance in all material respects with applicable provincial environmental requirements. As the Cochenour Mine has been in a state of “temporary suspension” (as defined in the Mining Act (Ontario) - the first stage in the closure process provided under the provisions of the Mining Act (Ontario)) since 1978, it is not subject to the MMER.

With respect to applicable environmental requirements under federal legislation, discussions with EC in relation to the introduction of the MMER highlighted that changes were required to the historic tailings facilities at the Cochenour Mine in order for it to be able to consistently comply with the effluent discharge provisions in the Fisheries Act (Canada). Accordingly, in February 2003, an application was submitted by Goldcorp for an amendment to its Industrial Sewage Certificate of Approval issued under the Ontario Water Resources Act. The amendment sets out how Goldcorp proposes to modify the tailings management system at the Cochenour Mine so that effluent at the point of discharge will consistently meet applicable federal effluent discharge requirements.

As with the Red Lake Mine, Goldcorp is currently implementing an aggressive program to ensure that it is able to meet applicable federal and provincial environmental requirements at the Cochenour Mine. This aggressive program includes the following:

•	All Cochenour Mine dewatering activities have ceased indefinitely.

•	The installation of equipment to pump water from Dam 3 to the mine shaft for recycling.

•	The use of a ferric treatment system upstream from the final discharge point which will treat water by capturing arsenic before final discharge.

•	The building of a bio-reactor water treatment facility designed to remove dissolved arsenic from all water from the Cochenour Mine.

•	The building of a dam at the tailings pond upstream of Dam 3 to improve control of the flow of water. The remaining water will then be collected behind an upgraded Dam 3 for treatment at the bio-reactor water treatment facility and then discharged.

Historic arrangements between past owners and the local municipality, the Municipality of Red Lake, complicate plans to modify the tailings management system. At the present time, the Municipality of Red Lake discharges its treated water from the sewage lagoon into Goldcorp’s tailings facilities for the Cochenour Mine. A portion of the Municipality of Red Lake airport surface runoff also currently discharges into the tailings facilities under these historic arrangements. Goldcorp is presently in negotiations with the Municipality of Red Lake to devise and implement a method of collection for these municipal flows prior to them mixing with the tailings at the Cochenour Mine for eventual discharge at a location separate from the Cochenour Mine’s discharge point. Presently under discussion is the construction of a sewage discharge pipe and trench system designed to separate the municipal flows from Goldcorp’s tailings facilities.

The current estimate of the capital cost of this program is $3,100,000.

Goldcorp has been working closely with, and regularly updating, various governmental agencies, including the MOE and EC, in connection with these projects. Goldcorp has also retained, and is working with, several environmental experts and consultants in relation to the Cochenour Mine.

In addition, a remediation program for historic crown pillars at the Cochenour Mine, as provided for in the Mine Closure Plan, was initiated in 2002 and will continue in 2003 and 2004. Expenditures to date with respect to investigation and analysis are $272,000.00.

As required by the previously filed Mine Closure Plan, the Cochenour Mine was inspected by a representative of the MNDM in September 2002. No major incidents were noted. Any amendments to the tailings facilities Certificate of Approval which are ultimately required as part of the above-noted program in response to the MMER would also have to be reviewed by the MNDM to determine if the Mine Closure Plan would also require amendment.

               Other Exploration of the Red Lake District

Goldcorp continues to be one of the largest holders of mineral rights in the Red Lake area. Exploration was completed on most of Goldcorp’s properties in the Red Lake District. Priority targets based on physical work and compilation will be tested in 2003.

Late in 2001, Goldcorp entered into a joint venture agreement with Tri Origin Exploration Ltd., whereby Goldcorp may earn a majority interest in the Snake Falls Property, Confederation Project, by funding further exploration. As well, Goldcorp acquired adjacent claims by staking a large land position contiguous to the joint venture. In 2002, Goldcorp completed a three hole - 5,167 foot drill program on the joint venture project and adjacent land position.

For the period of January 1 to December 31, 2002, Goldcorp spent an aggregate of $1.6 million in exploration and other related work in the Red Lake District, including work on the Cochenour property (outside of the Red Lake Mine property).

               WHARF MINE

The Wharf Mine property consists of title to, or leases (held by, Wharf Resources (U.S.A.), Inc. (“Wharf”), which is 100% owned by Wharf Resources Ltd.), on 449 patented and 96 unpatented mining claims, covering approximately 4,205 acres. Wharf Resources Ltd. is 100% owned by Goldcorp. The Wharf Mine is situated within the Black Hills and is four miles west of Lead in the Bald Mountain Mining District of South Dakota. The property consists of several areas of adjoining gold mineralization amenable to open pit mining. Wharf holds title to the surface rights of the claims. All of the Wharf Mine’s total proven and probable reserves are on patented claims.

The Wharf Mine is subject to two production royalties based on annual production from the affected patented claims. The first agreement covers the Foley Ridge and Wharf Expansion mine areas. The royalty rate is 3% of calculated revenues. The second royalty agreement covers the Foley Ridge and Wharf Expansion areas also and is based on a sliding scale of 0% to 2% of realized revenue. In 2002 and 2001, aggregate royalty payments in the amount of $0.7 million and $0.8 million, respectively, were paid.

Severance taxes are also payable to the State of South Dakota based on production and net profits. In 2002 and 2001, total severance taxes paid amounted to $0.3 million and $0.8 million, respectively.

Mining at the Annie Creek Pit began in 1983 and was completed in October 1992. The Foley Pit, which has been the main source of ore production, is further broken down into several smaller mining areas: North Foley; Vulcan; 33 Vertical; Polo; East Foley 4A; and East Foley 4B. Mining was completed in the North Foley Pit and Portland Pit during 2002. During 2002, removal of overburden material continued and ore production was initiated in the Trojan Pit portion of the Wharf expansion project. Also during 2002, removal of overburden continued in the American Eagle Pit portion of the Wharf expansion area. Pit areas that have been depleted are: Annie Creek; Annie Arm; East Foley 4A; East Foley 4B; Juno Cut; Whiteside; Vulcan; East Portland; and Maria. Of these depleted pit areas: Annie Creek, Annie Arm, and East Foley 4B have been backfilled with waste rock; Whiteside was completely backfilled with waste rock during 1997; the Juno Cut was backfilled with spent ore between 1996 and early 1999; and the Maria backfill was completed in 2001. Backfill is being placed in the mined out Portland Pit. Spent material is currently being disposed of in the southern extent of the Foley Pit.

               Wharf Expansion Area

The Wharf expansion area, located immediately to the east of the Foley and Annie Creek Pits, consists of the Trojan, American Eagle and North Greater Portland deposits, all of which will be mined by open pit methods. The South Dakota Department of Environment and Natural Resources (“DENR”) issued a mining/milling permit for the Wharf expansion project in June 1998. This permit has extended the mine life to approximately 2006 at the current production rate.

The Wharf expansion area is located within two new drainages: False Bottom; and Deadwood Creeks. Barren rock, containing residual nitrates from blasting activities, will be used as backfill material in the Wharf expansion pits and has been deposited in the Trojan Rock facility, located on the upper portion of the historic Bald Mountain tailings. A pathway and fate analysis was conducted to determine the potential impacts to private wells located in lower False Bottom Creek and to Deadwood’s back-up water supply at the former Cutting Mine in the Deadwood Creek drainage area. The study concluded that drinking water contaminant standards will not be exceeded and that no detrimental impacts will be experienced by either the back-up water supply of Deadwood or any residential or commercial wells near the project area.

The pit bottom elevation for the Trojan pit is anticipated to be approximately 5,920 feet above mean sea level. As such, portions of the Trojan pit bottom are projected to be near the top of the modeled ground water surface. However, inflows to the pit are predicted to be minimal because underground workings, at elevations between 5,900 and 6,000 feet, are currently and have historically been dry. In addition, extensive exploration drilling was conducted in this area and no significant water producing zones were encountered within the pit area.

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

               Development

During 2002 and 2001, $7.2 million and $2.8 million, respectively, were expended on plant and equipment and capitalized pre-stripping development at the Wharf Mine.

               Reserves

The proven and probable reserves at the Wharf Mine as of December 31, 2002 and 2001 were as follows:

Wharf Mine Reserves

	As of December 31, 2002			As of December 31, 2001
	(at $300 per ounce)			(at $275 per ounce)

			Contained			Contained
			Ounces			Ounces
	Tons	Grade	of Gold	Tons	Grade	of Gold

	(000’s)	(opt(1))	(000’s)	(000’s)	(opt(1))	(000’s)
Reserves
Proven	11,556	0.034	388	13,700	0.033	452
Probable	1,277	0.018	22	3,370	0.023	78

Total Reserves	12,833	0.032	410	17,140	0.031	530

Notes:

(1)	Ounces per ton.

Drilling results, geological boundaries, the mine plan, current mining costs and process recovery rates have all been considered in estimating reserves. The average strip ratio is 2.33 to 1 for 2002 reserves. Reserve estimates in 2002 and 2001 are based on an average gold price of $300 per ounce for 2002 and $275 per ounce for 2001, respectively.

The reserve estimates have been prepared by Wharf’s geological and engineering staff supervised by a “Qualified Person”, Gilles R. Filion, Vice President, Exploration of Goldcorp. Wharf’s reserves have been categorized on the basis of the definitions used by the Securities and Exchange Commission in the United States for “proven” and “probable” reserves. These definitions conform with USGS Circular 831 which has been accepted for current disclosure in Canada under National Instrument 43-101, and the foregoing definitions and reserve numbers can be reconciled to the CIM Standards without adjustment. The reserves have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

               Production

The following table sets out the production data at the Wharf Mine for each of the three years in the three-year period ended December 31, 2002:

Wharf Mine Production Statistics

	Years Ended December 31,

	2002	2001	2000

Tons mined (000’s)	4,210	4,345	4,108
Tons of waste removed (000’s)	12,319	7,423	6,917
Ratio of waste to ore	2.93:1	1.71:1	1.68:1
Tons processed (000’s)	4,251	4,217	4,161
Average grade of gold processed (ounces per ton)	0.027	0.030	0.031
Gold production (ounces)	81,989	104,018	93,814
Ounces of gold sold	83,574	100,616	93,158
Operating cost per ounce:
Cash production cost	$236	$195	$192
Royalties and severance taxes	14	15	16
Non-cash cost	50	8	33

Total operating cost	$300	$218	$241

In 2002, there were 81,989 ounces of gold produced and 83,574 ounces of gold sold for revenue of $26.4 million. In 2001, 100,616 ounces of gold were sold for revenue of $27.7 million and in 2000 there were 93,158 ounces sold for revenue of $26.3 million.

Production of gold during the first quarter ended March 31, 2003 was 16,404 ounces of gold.

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

During 2002, Wharf entered into a long-term agreement with a local equipment supplier to expand the fully maintained rental fleet to include 95% of the major loading and haulage equipment, including some support equipment. This arrangement ensures Wharf a productive fleet of equipment at a set and lower cost per hour than the previous equipment supply agreement had. The third party equipment supply company is responsible for all repair and major maintenance.

               Environmental Matters

The Annie Creek tailings located on the Wharf Mine property were deposited between 1906 and 1916 in the Annie Creek drainage area during mining operations carried out by the Reliance Mining Company and other mining companies. There were approximately 180,000 tons of processed ore deposited in the Annie Creek drainage area during this period. In 1987, with the approval of the State of South Dakota, Wharf constructed a rock buttress to contain the tailings, and during 1989 and 1990, a french drain was constructed around the tailings and a rock blanket was placed over the tailings, resulting in improved water quality in Annie Creek.

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

The Bald Mountain tailings site is also located on the Wharf Mine property. Between 1908 and 1959, gold and milling activities were conducted on the site by previous owners of the property. The site is 50 acres in area and contains about 3.1 million tons of tailings. During the fall of 1993, Wharf initiated a reclamation project of the area, which included regrading the site, covering the surface with more than three feet of clean cover material and seeding the site. The site is being monitored and additional reclamation work is being carried out as necessary. In 1993, the State of South Dakota Department of the Environment and Natural Resources

(“DENR”) conducted a preliminary assessment of the site. The DENR’s report indicated that the reclamation work that had been conducted adequately addressed the site. Wharf was also informed in 1993 that the EPA intended to conduct a site investigation. Wharf has recently been notified that the EPA will conduct a site sampling program during 2003 on the False Bottom Drainage in the vicinity of the tailings site.

Selenium levels remain elevated in upper Annie Creek. In late 2001, Wharf converted two of the denitrification cells at the Ross Valley biological treatment facility to selenium treatment cells. The plant began treating selenium at the end of January 2002 and is successfully reducing selenium to below the detection level. An unexpected consequence of selenium treatment was the production of ammonia. Wharf has installed a tertiary treatment unit that uses bacteria to destroy the ammonia and filter the solution, prior to discharge.

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

A second plant, built in 1998, is successfully denitrifying surface water from Annie Creek and Ross Springs and the shallow ground water from Ross Valley. These plants have been modified to a system that does not use heated water, thereby decreasing the operating costs of nitrate reduction.

As of March 31, 2003, Goldcorp had posted with the DENR financial assurances in the amount of approximately $13.1 million, including $12.1 million for reclamation, $0.6 million for post-closure financial assurance, $20,000 for exploration permits and $383,000 for cyanide financial assurance. To satisfy the DENR’s requirement, Goldcorp has provided reclamation deposits of $1.1 million and a letter of credit in the amount of $12.0 million.

It is expected that the $0.6 million provided for post-closure financial assurance will also be recalculated by the DENR and will likely be significantly higher. State statutes provide for a 30 year post-closure period; however, the Board of Minerals and Environment (South Dakota) has the authority to increase or decrease that time period based on compliance with water quality standards and the continued effectiveness of reclamation. Provided compliance with both surface and ground water quality can be maintained and final reclamation areas continue to demonstrate a self-sustaining growth, the post-closure period may be as short as five years.

Wharf uses a load/unload system on the process pads, as described under “Gold Properties – Wharf Mine - Mining and Processing” above. After the ore is leached, it undergoes a neutralization process and is removed from the process pad by the mine fleet. At this point in the processing, it is referred to as spent ore and deposited into a permitted spent ore facility. In 1996, the original facility, the Ross Valley Spent Ore Depository, was filled to its permitted capacity. An additional 9.4 million tons of spent ore capacity were deposited in the mined-out Juno Pit between 1996 and early 1999.

Wharf obtained a Ground Water Discharge permit in July 1998 for spent ore disposal in the Foley pit. This permit is based on loading numbers for arsenic and nitrate, as determined by a pathway and fate analysis, rather than a permitted tonnage of spent ore. Nitrate levels in the neutralized process pads off-loaded to the Foley Pit exceeded targeted levels. As Wharf was nearing the loading limit for nitrate, a single liner system was permitted in Foley for the disposal of 3.3 million tons of spent ore. This system allows the interstitial and meteoric water draining from the spent ore to be collected for further treatment, prior to discharging to ground water. A second liner system is being permitted to hold an additional 8.8 million tons of spent ore in the northern area of the mined out Foley pit. These lined areas will allow the permitted reserves to be processed and off-loaded, without exhausting the loading limits of the depository.

As of March 31, 2003, the DENR was in negotiations with Wharf on a Notice of Violation (“NOV”) that covered Wharf’s surface, ground and drinking water permits. During the initial start-up of the selenium treatment plant, ammonia levels were exceeded. Wharf mitigated the production and discharge of ammonia by adding an ammonia treatment segment to its selenium treatment plant. Nitrate exceedences at the groundwater compliance point have recently been in compliance with the groundwater standard of 10 parts per million nitrate (“PPM”). The NOV and accompanying Order stipulates that Wharf shall submit to the DENR a plan outlining steps Wharf will take to comply with the Ground Water Discharge Permit’s allowable limit for nitrate at Compliance Point Well MW-2A. The plan shall also include a proposal to remedy the nitrate at its source. The plan must be approved by the DENR and must include time lines for completing proposed projects. Upon approval of the plan and schedule, the associated milestones shall become enforceable conditions of the Order. Wharf has submitted a plan to the DENR and is awaiting the DENR’s approval. Wharf has already taken steps to reduce the nitrate in the groundwater system by pumping and treating water from this system and by conducting a pilot scale test of in situ denitrification of the Ross Valley ground water using bacteria. The test program appears to be successful and Wharf expects to proceed with another phase of the test program in the summer of 2003.

               Employees

As of March 31, 2003, the Wharf Mine had 117 hourly and 22 salaried employees. The Wharf Mine’s labour force is non-unionized.

               Golden Reward Mine

In June 1999, wholly owned subsidiaries of Wharf acquired the remaining 40% interest in the Golden Reward Mine (“Golden Reward”) from Dakota Mining Corporation for $1.3 million. The Golden Reward Mine is located in the proximity of the Wharf Mine. The property consists of 434 patented and 76 unpatented mining claims covering 4,199 acres. Golden Reward entered an approved period of temporary cessation in December 1996. The mine commenced permanent closure and reclamation activities in 2002 with 189 acres of final reclamation completed by a contractor.

               Environmental Matters

There remains a slightly elevated sulphate level in a shallow monitor well in the Nevada Gulch drainage. Two events are believed to have been responsible for the October 1997 change in water quality recorded in this well. Precambrian material with visible pyrite was exposed in the West Liberty pit floor and material exhibiting previously unidentified ARD potential was utilized as partial backfill material in the pit area. The pit backfill areas were recontoured in March 1998 to direct spring run-off away from this well. This prevented ponding of surface water and limits infiltration to the Precambrian rock. An independent consultant was retained in the fall of 1998 to assess the water quality changes at this well and recommend any additional mitigative actions that were appropriate. The result of this assessment was to cover with synthetic liner approximately 11.5 acres of the backfill material in the summer of 1999. This further limited infiltration and prevents further degradation of the ground water.

In the past, laboratory results have been received which occasionally exceed permitted sediment limits at the surface water compliance site in Fantail Creek during spring run-off and summer storm events. To address that situation, a 1.8 million gallon sediment control pond was constructed in 1996, additional vegetative cover was established on reclaimed areas and storm water controls were revised and improved during run-off periods. Laboratory results still occasionally exceed the permitted sediment limits in Fantail Creek. Sediment accumulates in the Fantail french drain over the winter, causing an exceedance of the permitted limits during the spring flush and summer storm events.

In the fall of 2000, the sediment control ponds below the mouth of the french drain were lined with a semi-permeable filter paper. Prior to spring run-off each year, the french drain was artificially flushed with water from the back-filled Bonanza pit and the sediment-laden water was collected in the upper pond, pumped to a vegetated hillside and allowed to infiltrate. In the fall of 2002, a sand filter dam was installed below the mouth of the french drain and is expected to be a lower maintenance alternative for maintaining compliance with the sediment limits during storm events.

Mining activities affected approximately 378 acres at the Golden Reward Mine. During 2002 final reclamation was conducted on 189 of those affected acres. Approximately five acres remain to be reclaimed at the mine as of March 31, 2003. Concurrent reclamation had accounted for 184 acres of reclamation prior to the reclamation conducted during the year 2002, of which 112 acres were designated as meeting the post mine land use of wildlife habitat. In 2002, final reclamation of the remaining acreage was completed at Golden Reward. Golden Reward has posted $1.7 million with the DENR for final reclamation and post-closure financial assurance. The DENR is expected to recalculate Golden Reward’s reclamation and post-closure bond in 2003. The reclamation and post-closure bonds will include continued water quality monitoring, tree and shrub plantings and care and maintenance activities.

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

               INDUSTRIAL MINERALS

               SASKATCHEWAN MINERALS

Saskatchewan Minerals is a leader in its industry with large production capacity of natural high-quality sodium sulphate which is used in Canada and the United States in a variety of consumer products, such as powdered laundry detergent and carpet deodorizers, as well as industrial processes, such as the pulp and paper, glass and textile industries. Saskatchewan Minerals was formerly a Crown corporation of the Province of Saskatchewan established in 1945 for the production of industrial minerals in Saskatchewan. A predecessor to Goldcorp acquired Saskatchewan Minerals in 1988. Goldcorp is presently examining the possibility of producing alternate products.

Saskatchewan Minerals has two facilities, the Chaplin and Ingebrigt plants. Both plants are in the Province of Saskatchewan. The Ingebrigt facility was placed in a care and maintenance status as of December 31, 2000 due to high operating costs and market conditions and, as a result, has not produced any sodium sulphate since that time. The future of the facility is dependent upon energy costs and market conditions for sodium sulphate or the possibility of developing alternate products using “Glauber’s salt”, the hydrous form of the sodium sulphate, which precipitates out of the brine within these reservoirs, as a base.

               Reserves and Resources

As of December 31, 1998, the reserves at Saskatchewan Minerals were updated based on work that was performed in late 1997 and early 1998. During the winter of 1997/98, considerable sampling of the deposits was carried out to upgrade the reserves. This work confirmed the previous studies and expanded the size of the Chaplin and Ingebrigt deposits. Glenn R. Clark, Professional Engineer and a “Qualified Person”, has audited the reserves and resources. The reserves and resources were last audited on December 2001.

The following table summarizes the recoverable sodium sulphate reserves and resources at Saskatchewan Minerals’ producing properties, including stockpiles:

Sodium Sulphate Reserves and Resources

(in millions of tons)

	2002	2001

Reserves
Chaplin Lake	2.5	2.7

Total Reserves	2.5	2.7

Resources
Ingebrigt Lake	4.8	4.8

Ingebrigt II	1.2	1.2
Bishopric	0.3	0.3

Total Resources	6.3	6.4

               Chaplin Deposit

A 1997/98 sampling program was designed with the belief that a definitive answer regarding Chaplin Lake reserves could be obtained after collecting only one-half of the samples taken during a 1983 study. This strongly indicated that every second sample was sufficient to give the grade of the sodium sulphate deposit in Chaplin Lake. The average grade of the Chaplin Lake mud was computed using the sample results from 42 locations in the lake collected during the 1997/98 program. Given an area of 10,305 acres, to an average depth of 2 feet and average grade of 9.8% sodium sulphate, a measured resource of 4.0 million tons of sodium sulphate was determined from this work. At that time, it was estimated that 73% of the resource was recoverable for a proven reserve of 2.9 million tons of sodium sulphate. A total of 0.49 million tons of sodium sulphate has been processed since the calculation of the ore reserves as of December 31, 1997.

Based on the reserve numbers, the Chaplin deposit has recoverable sodium sulphate reserves sufficient to accommodate the current production rate for approximately 20 years.

               Bishopric Deposit

A 1997/98 sampling program at Bishopric was similar to the sampling at Chaplin Lake. Twenty locations were tested with the average sample depth being 5 feet with a total of 204 samples being recovered.

Given an area of 825 acres, to an average depth of 2 feet and an average grade of 12.2% sodium sulphate, a measured resource of 0.4 million tons of sodium sulphate was determined. The Bishopric deposit is known to be deeper than the average 2 foot depth used for the calculation with sodium sulphate known to exist to a depth of 5 feet and possibly even deeper (although indications are that the grade is lower at depth). Based on this, a reserve number using only grade and volume from the upper 2 foot section of the deposit was used. It is estimated that the recoverable proven resources are 0.3 million tons of sodium sulphate.

               Ingebrigt Deposit

The sampling program at Ingebrigt was designed to confirm the reserves of sodium sulphate remaining in the deposits. A 1997/98 sampling program was done using a combination of both auger and diamond core drilling.

To establish the reserves of the deposit, the volume of the entire deposit, based on both previous data and data from a 1997/98 program, was calculated, with an average grade of 35% sodium sulphate to give a total resource of 9.3 million tons. The 3.3 million tons of historical production was then subtracted from the total deposit resources above, to establish the remaining amount of sodium sulphate at 6.0 million tons. With a recovery of 85%, the proven resources are estimated at 5.0 million tons of sodium sulphate.

               Ingebrigt II Deposit

The Ingebrigt II deposit has no operating history.

The 1997/98 sampling program included auger drilling carried out to confirm the size, shape and grade of this deposit for reserve calculations. A total of 74 auger drill holes were completed totaling 2,506 feet, with the deepest hole going to 103 feet. The drilling in the recent sampling program has shown the deposit to be larger than was indicated by the earlier reports.

To establish reserves, the volume of the entire deposit of 3.7 million cubic yards, based on both previous data and data from the 1997/98 program, was calculated with an average grade of 35% sodium sulphate to give a total measured resource of 1.6 million tons. It is estimated that approximately 75% of the resource can be recovered for proven reserves of 1.2 million tons of sodium sulphate.

               Land Tenure and Mining Leases

               Chaplin

Mining rights at Chaplin are held under three 20-year alkali leases covering a total of 7,861 acres. The leases expire, in one case, in January 2007 and in the other two cases, in April 2008. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan. Saskatchewan Minerals also owns approximately 330 acres of freehold surface rights in the Chaplin Lake area.

               Ingebrigt and Ingebrigt II

Mining rights at Ingebrigt are held under four 20-year alkali leases covering a total of 2,284 acres. The leases expire in October 2003, December 2007, November 2018 and January 2023. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan. Saskatchewan Minerals also owns approximately 1,030 acres of freehold surface rights in the Ingebrigt Lake area.

               Bishopric

Saskatchewan Minerals holds an alkali lease at Bishopric, approximately 150 kilometres southeast of Chaplin. The Bishopric lease expires in March 2008 and is renewable on the same basis as the Chaplin and Ingebrigt leases described above.

               Sybouts and Muskiki Lake

Saskatchewan Minerals also holds two alkali leases at Muskiki Lake, which expire in March 2009, and two alkali leases on a former producing property at Sybouts, which expire in December 2010 and November 2017. These leases are renewable on the same basis as the Chaplin and Ingebrigt leases described above.

Management believes Saskatchewan Minerals is in compliance with the lease conditions at all of its properties.

               Environmental Matters

In Saskatchewan, maintenance of environmental quality for mining operations is regulated primarily by the Environmental Management and Protection Act (Saskatchewan) (the “EMPA”)

and the Mineral Industry Environmental Protection Regulations, 1996 and Hazardous Substances and Waste Dangerous Goods Regulations enacted thereunder. The Mineral Industry Environmental Protection Regulations set forth requirements for annual approvals and reclamation. Saskatchewan Environment and Resource Management inspects the plants and issues approvals to operate.

Both the Chaplin and Ingebrigt plants and associated facilities have obtained, and are in material compliance with, all licences, permits and other authorizations relating to the protection of the environment or otherwise required for the operation of the plants and facilities. Due to the nature of the production process at the sodium sulphate operations, there are no toxic tailings or hazardous discharges, resulting in relatively minimal environmental disturbance from operations. Saskatchewan Minerals is committed, through its environmental management system, to the protection and preservation of the environment and to compliance with all relevant industry standards, environmental legislation and regulations.

Saskatchewan Minerals’ decommissioning plan dated April 1997 was filed with the Saskatchewan Environment and Resource branch. The aggregate decommissioning costs for the Chaplin and Ingebrigt operations will be approximately $1.0 million, which management believes to be a reasonable estimate of those costs.

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

A Piping Plover and Sanderling bird study was commissioned during 2001 in cooperation with Saskatchewan Wetlands to provide the basis for any impact that the construction of the new dikes on East Chaplin Lake will have on the populations of these species. To date, the dikes on West Chaplin Lake have proved beneficial to the species by providing additional nesting areas and constant water levels. The constant water levels provide necessary feeding areas that these species need to increase their populations. It is believed that the dike construction on East Chaplin Lake will provide additional nesting and feeding areas for these species.

     Operations

               Chaplin

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

Production volumes at the Chaplin plant for the periods indicated are set out in the following table:

Chaplin Plant Production

Year	Production

(tons)
2000	83,760
2001	122,244
2002	123,709

               Mining and Processing

Sodium sulphate in the Chaplin deposit occurs as Glauber’s salt intermingled with mud in the lakebed of Chaplin Lake. Sodium sulphate is recovered from the Chaplin deposit by dissolution to form concentrated brines. During the summer, fresh water is released onto the lakebed of Chaplin Lake. The warm fresh water leaches sodium sulphate from the mud layers below. The resulting sodium sulphate enriched brine is then pumped into five brine reservoirs, eight to nine feet deep, of approximately one million square feet each, where it is stored until the weather cools. During autumn, as ambient temperatures drop, the brine cools and fractional crystallization occurs in the reservoirs. “Glauber’s salt”, the hydrous form of the sodium sulphate, precipitates out of the brine within these reservoirs. The weak solution remaining in the reservoirs is drained back into the lake when the surface of the reservoirs starts to develop a solid layer of ice. The Glauber’s salt is windrowed using conventional earth-moving equipment and is hauled with trucks to a stockpile near the plant for future processing.

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

The Chaplin plant has a production capacity of 150,000 tons per year, but the capability to obtain raw salt from the lake has limited production to an average of 95,000 tons per year over the last 10 years. In 2002, a record harvest of approximately 150,000 tons allowed for production of 123,709 tons of finished product and sales of 123,413 tons.

               Ingebrigt

The Ingebrigt facilities, which have been placed in a care and maintenance status since December 31, 2000 due to high operating expenses and market conditions, are located 300 kilometres west of Moose Jaw and 53 kilometres north of the Trans-Canada Highway. The facility was operated by Saskatchewan Minerals from 1967 until 2000. Production was derived from a deposit located in a 700-acre lake. The site includes 16 main buildings (including a factory, a crystallization building, a clarification building, an office and storage facilities) and one brine reservoir.

The site is accessible by highway and serviced by a branch line of the Canadian Pacific Railway.

Production volumes at the Ingebrigt plant for the periods indicated are set out in the following table:

Ingebrigt Plant Production

Year	Production

(tons)
2000	118,710
2001	—
2002	—

The Ingebrigt plant had an annual production capacity of 190,000 tons per year. The Ingebrigt plant was closed on December 31, 2000. The future of the plant will be dependent on energy pricing and market conditions for sodium sulphate or possible alternate products.

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

Sodium sulphate was recovered from the deposit by use of a floating dredge equipped with a cutterhead on a boom and pumped to a clarification plant, to remove insolubles and organic material. The saturated brine was then pumped to the process facility where the sodium sulphate laddened brine was recystallized, dewatered and remelted. The saturated brine is then fed to the submerged combustion units where the excess water is boiled off, centrifuged to separate the crystalline sodium sulphate and dried for shipment.

               Employees

As of March 31, 2003, Saskatchewan Minerals had 41 employees, 31 of whom were members of the Chemical Energy and Paperworkers Union, Local 678 and 10 of whom were non-unionized management employees, including one management employee remaining at Ingebrigt for security purposes. A collective bargaining agreement is in effect with the union, covering the period from May 1, 2000 to April 30, 2003.

LEGAL MATTERS

               Regulations

Goldcorp and its subsidiaries are subject to regulation by federal, provincial, state and local authorities. Goldcorp is in substantial compliance with all material federal standards and similar provincial or state laws and regulations. However, compliance with these standards, laws and regulations may necessitate control measures and expenditures which, if required, cannot be estimated at this time. Compliance may require substantial remedial measures regarding the operation of new mines and mills or materially affect the proposed schedule for construction of such facilities. Under certain circumstances, the construction of mining facilities may be stayed pending regulatory approval. At this time, no significant capital expenditures for environmental control facilities are anticipated for the Saskatchewan Minerals operations. In relation to the Red Lake Mine and the Wharf Mine, see “Gold Properties – Red Lake Mine-” and “-Wharf Mine – Environmental Matters”.

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

The mining industry in Canada is also subject to legislation at both the federal and provincial levels concerning the protection of the environment. In particular, such legislation imposes high standards on the mining industry to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill or refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licences and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under federal jurisdiction or located in certain provinces which provide for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development. Failure to comply with the requirements of environmental legislation may result in orders being issued thereunder, which may result in the cessation, curtailment or modification of operations or may require the installation of additional facilities or equipment to protect the environment. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and such violators, including officers and directors thereof, may be fined or, in some cases, imprisoned if convicted of an offence under such legislation.

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

South Dakota’s statutes and administrative rules regulate reclamation, air quality and surface and ground water quality in the mining industry. Mining permits are issued for mining activity carried out under the Mine Land Reclamation Act (South Dakota) which requires posting reclamation bonds. See the description regarding reclamation at page 26.

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

               Investment Canada Act

The Investment Canada Act, as amended (the “ICA”) restricts the acquisition of control of an established Canadian business by a “non-Canadian” (as defined in the ICA), by requiring notice to, and in some cases, the submission of the acquisition for review and approval of Investment Canada which is an agency of the Government of Canada. The ICA and regulations thereunder establish certain rules and thresholds which identify those instances in which there will be a direct or indirect acquisition of control of a Canadian business.

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

               United States

The following is a general description of certain income tax consequences, as set out in the United States Internal Revenue Code of 1986, as amended, (the “Code”), applicable to United States citizens, residents, corporations, or estates or trusts (other than foreign estates or trusts having a foreign status) (“U.S. Persons”) holding the Corporation’s shares.

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

Subject to the discussion under Passive Foreign Investment Company considerations below, the sale or exchange of a share will ordinarily result in the realization of a gain or loss to the holder in an amount equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted cost base of the share. If the share is held as a capital asset, any gain or loss recognized for tax purposes from its sale or exchange will be a capital gain of a non-corporate U.S. holder, which is generally taxed at a maximum rate of 20% where the property is held for more than one year, and 18% where the property is held for more than five years.

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

The Corporation believes that it was not a PFIC for 2002. In addition, while the Corporation believes that it should not be treated as a PFIC for its taxable year ending December 31, 2003, and in future years, this is an annual determination that cannot be completed until after the year has concluded. Moreover, the application of the PFIC rules to a corporation such as Goldcorp that is engaged in the active business of mining and refining precious metal ores is not entirely clear. Accordingly, there can be no assurance that the Corporation will not be treated as a PFIC in 2002 or subsequent years.

If the Corporation were to be treated as a PFIC, a U.S. Person whose holding period for the Corporation’s shares included a taxable year of the Corporation in which the Corporation was a PFIC and who did not make a mark-to-market election (as described below) would be subject to the following rules:

a)	Distributions made by the Corporation during a taxable year to a U.S. Person with respect to the Corporation’s shares that are an “excess distribution” (defined generally as the amount received with respect to the shares in any taxable year in excess of 125 percent of the average distributions received on the shares in the shorter of either the three previous years or the U.S. Person’s holding period before the taxable year) would be allocated ratably to each day of the U.S. Person’s holding period. The amount allocated to the current taxable year would be included as ordinary income in the U.S. Person’s gross income for that year. The amount allocated to each prior taxable year would be taxed as ordinary income at the highest rate in effect for the

U.S. Person in that prior year and the tax would be subject to an interest charge at the rate applicable to deficiencies in income taxes.

b)	The entire amount of any gain realized upon the sale or other disposition of the Corporation’s shares would be treated as an excess distribution made in the year of sale or other disposition and as a consequence would be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, would be subject to the interest charge described above.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION

               Three-Year Comparative

The following sets forth a summary of selected financial information from the consolidated financial statements of Goldcorp for the periods indicated, as well as selected operating information. The selected financial information should be read in conjunction with the consolidated financial statements and the notes thereto of Goldcorp, which are appended hereto.

	2002	2001	2000

Operating Results (in thousands of dollars)
Revenues	$185,194	$170,345	$69,722
Earnings (loss) from operations	86,887	78,791	(26,954)
Earnings (loss) for the year	65,643	52,820	(19,326)
Earnings (loss) by operations
Red Lake Mine	98,489	85,218	(4,332)
Wharf Mine	(2,397)	5,128	(11,123)
Saskatchewan Mine	2,694	1,951	(4,797)
Financial Position (in thousands of dollars)
Total assets	457,518	226,405	169,822
Working capital	273,647	88,587	19,242
Cash flow from operations	104,140	95,643	7,465
Capital expenditures	26,835	19,059	39,489
Shareholders’ equity	349,942	157,552	126,548
Operating Statistical Data
Gold produced (ounces)	607,919	607,403	178,929
Gold sold (ounces)	547,098	577,736	176,008
Average per ounce of gold sold
Cash production cost (1)	$93	$85	$208
Total operating cost (1)	125	114	241
Realized price	312	271	278
Per Share Data (in dollars)
Earnings (loss)
Basic	$0.37	$0.32	$(0.12)
Diluted	0.36	0.31	(0.12)
Book value	1.92	0.95	0.78
Dividends paid	0.11	0.10	—
Shareholder Data (000’s)
Number of shareholders	4,003	3,985	4,079
Shares outstanding (000’s) (2)
Basic	182,390	165,091	163,178
Diluted	207,280	172,374	171,253
Toronto Stock Exchange (C$ per share)
High	$20.50	$19.41	$11.25
Low	9.65	8.40	6.25
Close	20.06	19.30	9.30
Financial Information in accordance with United States
GAAP (in thousands of dollars)
Earnings (loss) for the year	$65,643	$51,008	$(19,326)
Earnings (loss) per share
Basic	0.37	0.31	(0.12)
Diluted	0.36	0.30	(0.12)
Total assets	461,369	226,405	169,822
Shareholders’ equity	353,793	157,552	126,548

Notes:

(1)	Cash production and total operating cost for 2000 only includes results from the Wharf Mine. The Red Lake Mine was not in commercial production.

(2)	Retroactively reflects the effects of the two-for-one stock split in May 2002.

               Dividends

Dividend payments were initiated in February 2001 after the Red Lake Mine successfully entered commercial production. Since that time, Goldcorp has increased the dividend payment three times for a total increase of 200%.

Goldcorp made dividend payments of $0.025 per share in March and June 2002 and dividend payments of $0.03 per share in September and December 2002.

On January 14, 2003, the Corporation announced its intention to increase its total annual dividend payment by 25% to $0.15 per share from $0.12 per share. The frequency of the dividend payments to be made will also increase from four times to six times per year (every two months). The intention is that shareholders will now receive in 2003, six bi-monthly payments of $0.025 per share versus four quarterly payments of $0.03 per share.

The first bi-monthly dividend payment to shareholders was on February 14, 2003 at $0.025 per share and the second bi-monthly dividend payment of $0.025 per share was announced on March 17, 2003.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to Goldcorp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

DIRECTORS AND OFFICERS OF THE COMPANY

The following table lists the name, municipality of residence of each director and officer and their principal occupation within the five preceding years. The table also sets out, as of March 31, 2003, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they have in Goldcorp.

DIRECTORS	Common		Stock
Name, Position with the Corporation and/or Principal Occupation	Shares		Options

DAVID R. BEATTY, O.B.E. (4)	36,000	(6)	60,000
Resident of Toronto, Ontario
Chair and Chief Executive Officer of Beatinvest Limited, an investment company. He is currently Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He serves on a number of boards of directors. He was previously Chair and Chief Executive Officer of Old Canada Corporation.
Director of Goldcorp and its predecessor companies since 1994.
RONALD M. GOLDSACK	34,000	(9)	—
Resident of Toronto, Ontario
President of Pondfield Capital Corporation Inc., a private investment banking company. From 1997 to 2000, he was a Partner of Griffiths McBurney & Partners.
New nominee as a Director of Goldcorp.
STUART R. HORNE (1)	300,000	(5) (6)	39,750 (5)
Resident of Caledon, Ontario
President of Tombill Mines Ltd.
He was a director of CSA Management Inc. from 1985 to 2000.
Director of Goldcorp since 2000.
JAMES P. HUTCH, P.ENG. (4)	24,000	(6) (8)	24,000
Resident of Saskatoon, Saskatchewan

Professional Engineer. He is President of Hutchtech Inc., a consulting Firm, and has held this position for the past eight years. He is past President, Chief Executive Officer and Chair of the Saskatchewan Research Council. He has held senior management and leadership positions in government and the mining and manufacturing industries. He chairs and is a member of boards of directors of a number of advanced technology companies.

Director of Goldcorp and its predecessor companies since 1998.
BRIAN W. JONES (1)(2)(3)	—		30,000
Resident of St. Louis, Missouri USA

President and Chief Executive Officer of New Heights International Inc., an investment company. Prior to 1999, he was Chief Executive Officer of CJ Holdings Inc. He is a director of several corporations.
Director of Goldcorp and its predecessor companies since 1990.

ROBERT R. McEWEN	6,992,484	(7)	6,860,000
Resident of Toronto, Ontario

Chairman and Chief Executive Officer of Goldcorp Inc. He is also Chair, Chief Executive Officer and a director of Lexam Explorations Inc. He was previously Chair, Chief Executive officer and a Director of CSA Management Inc.

Director of Goldcorp and its predecessor companies since 1986.
DR. DONALD R.M. QUICK (2)(3)(4)	10,000	(6)	39,750
Resident of Hamilton, Ontario
He is a Doctor of Chiropractic and owned and operated the East Hamilton Chiropractic Clinic from 1977-2002. He was a director of CSA Management Inc. from 1996 to 2000.
Director of Goldcorp since 2000.
MICHAEL L. STEIN (1)(2)(3)	20,000	(6)	87,000
Resident of Toronto, Ontario

He is the Chair and Chief Executive Officer of the MPI Group, a private investment company. He is also Executive Chair of CAP REIT. Previously, Chair and Chief Executive Officer of Canadian Apartment Communities Inc. and Canadian Apartment Management Inc. He was a director of CSA Management Inc. from 1994 to 2000.

Director of Goldcorp since 2000.

Notes:

(1)	Member of the Audit Committee

(2)	Member of the Nominating & Corporate Governance Committee

(3)	Member of the Compensation Committee

(4)	Member of the Health, Safety and Environment Committee.

(5)	Represents stock options to purchase up to 39,750 Common Shares held in his personal capacity and 300,000 Common Shares owned by Tombill Mines. Mr. Horne owns a controlling interest in Tombill Mines.

(6)	Represents less than 1% of outstanding Common Shares.

(7)	Represents approximately 3.8% of outstanding Common Shares.

(8)	Represents 22,000 Common Shares held in his personal capacity and 2,000 Common Shares owned by Hutchtech Inc. Mr. Hutch owns a controlling interest in Hutchtech Inc.

(9)	Represents 10,000 Common Shares held in his personal capacity and 24,000 Common Shares held by the Estate of C.M. Goldsack. Mr. Goldsack exercises control or direction over the Estate.

OFFICERS	Common		Stock
Name, Position with the Corporation and/or Principal Occupation	Shares		Options

ROBERT R. McEWEN	6,992,484	(1)	6,860,000
Resident of Toronto, Ontario
Chairman and Chief Executive Officer

He has been a Director of Goldcorp and its predecessor companies since 1986. He is also Chair, Chief Executive Officer and a director of Lexam Explorations Inc. He was previously Chair, Chief Executive Officer and a director of CSA Management Inc.

CHRISTOPHER J. BRADBROOK	10,000	(2)	175,000
Resident of Oakville, Ontario
Vice President, Corporate Development

He has been with Goldcorp since January 2001. He has a total of 23 years of experience in the mining industry. From 1995 to 2001, he was a mining analyst with a number of Canadian securities dealers, specializing in research of North American precious metals companies.

R. BRUCE HUMPHREY	30,000	(2)	341,668
Resident of Brampton, Ontario
Senior Vice President and Chief Operating Officer

He has been with Goldcorp since April 1998. From 1995 until 1998, he was a Vice President of BLM Service Group. He has 30 years of experience in senior management and engineering positions, acquired with several mining companies and contractors.

GILLES FILION	11,100	(2)	428,000
Resident of Mississauga, Ontario
Vice President, Exploration

He has been with Goldcorp since March 1998. He is also Vice President, Exploration of Lexam Explorations Inc. From 1994 to 1998, he was Manager, Geological Services at Pearson Hoffman. He has 25 years of experience in gold explorations and mining.

JOHN A. BEGEMAN	4,400	(2)	343,000
Resident of Rapid City, South Dakota USA
Vice President, Western Operations

He has been with Goldcorp since 1987 and has been Vice President, Western Operations since May 2000. He is the General Manager of Wharf Resources (USA), Inc. and is responsible for Saskatchewan Minerals. He has 26 years of experience in the mining industry.

BRAD BOLAND	—		62,000
Resident of Newmarket, Ontario
Vice President, Finance

He has been with Goldcorp since 1998. In February 2003 he was appointed Vice President, Finance. Prior to this appointment he held the position of Corporate Controller. He is also Vice President, Finance of Lexam Explorations Inc. He has seven years of experience in the mining industry.

Notes:

(1)	Represents approximately 3.8% of outstanding Common Shares.

(2)	Represents less than 1% of outstanding Common Shares.

               Corporate Cease Trade Orders or Bankruptcies

Mr. Michael Stein was a director of Moneysworth & Best Shoe Care Inc. (“Moneysworth”) between 1997 and 2000. Moneysworth filed for voluntary assignment into bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to a cease trade order by the Ontario Securities Commission on July 21, 2000.

CONTROLS AND PROCEDURES

               Evaluation of Disclosure Control and Procedures

As indicated in the certifications attached to this report, Goldcorp’s principal executive officer and principal financial officer have evaluated Goldcorp’s disclosure controls and procedures as of a date within ninety (90) days prior to the filing of this report. Based on that evaluation, these officers have concluded that Goldcorp’s disclosure controls and procedures are effective for the purpose of ensuring that material information relating to Goldcorp, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this report is being prepared.

               Changes In Internal Controls

There have not been any significant changes in Goldcorp’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, options to purchase securities, and principal holders of the Corporation’s securities, is contained in the Corporation’s Management Information Circular dated April 30, 2003. Additional financial information is contained in the Corporation’s audited consolidated financial statements for the year ended December 31, 2002, appended hereto. Upon request to the Executive Legal Assistant of the Corporation at its registered office, 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8, the Corporation will provide any person with a copy of:

(a)	the Corporation’s Annual Information Form;

(b)	the Corporation’s Management Information Circular dated April 30, 2003; and

(c)	any unaudited interim reports to shareholders issued by the Corporation subsequent to December 31, 2002.

FINANCIAL STATEMENTS

Reference is made to the Corporation’s audited consolidated financial statements for the year ended December 31, 2002.

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

GOLDCORP INC.

By: /s/ Brad J. Boland Name: Brad J. Boland Title: Vice President, Finance

Date: May 15, 2003

GOLDCORP INC.

Section 302 Certification
under Sarbanes-Oxley Act of 2002
by Chief Executive Officer

I, Robert R. McEwen, certify that:

1.	I have reviewed this annual report on Form 40-F of Goldcorp Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 14, 2003	/s/ Robert R. McEwen

Robert R. McEwen Chief Executive Officer

GOLDCORP INC.

Section 302 Certification
under Sarbanes-Oxley Act of 2002
by Chief Financial Officer

I, Brad J. Boland, certify that:

1.	I have reviewed this annual report on Form 40-F of Goldcorp Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003	/s/ Brad J. Boland

Brad J. Boland Vice President, Finance

EXHIBIT INDEX

GOLDCOP INC. – FORM 40-F

Exhibit 1	Consolidated Financial Statements for the Year Ended December 31, 2002

Exhibit 2	Management’s Discussion and Analysis

Exhibit 3	Consent of KPMG LLP

Exhibit 4	Certification of Robert R. McEwen

Exhibit 5	Certification of Brad J. Boland