Form 40-F
period 2003-12-31
GOLDCORP INC
filed 2004-05-19
CIK 919239

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2003
Commission file number: 001-12970

GOLDCORP INC.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code)	Identification No.)

CT Corporation System
c/o Team 1, New York		145 King Street, West
111 8th Avenue		Suite #2700
New York, New York 10011		Toronto, Ontario M5H 1J8
(800) 223-7567		Canada
(Name, address (including zip		(416) 865-0326
code) and telephone number		(Address and telephone number of
(including area code) of agent for		registrant’s principal executive
service in the United States)		offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	Toronto Stock Exchange
New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class:	Outstanding at December 31, 2003:
Common Shares	189,274,390

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes 82- ________________         ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes         ☐ No

UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONTROLS AND PROCEDURES

     The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2003 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

     Brian W. Jones, an independent director, serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Jones satisfies the criteria for an audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Jones as an audit committee financial expert does not make Mr. Jones an “expert” for any purpose, impose any duties, obligations or liability on Mr. Jones that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

     The Registrant is in the process of adopting a code of ethics which will apply to the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Once finalized and approved, a copy of the Registrant’s code of ethics will be posted on the Registrant’s web-site at www.goldcorp.com, filed with the Commission and will be provided to any person without charge, upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees payable to the Registrant’s independent auditor, KPMG LLP, for the years ended December 31, 2003, and December 31, 2002, totaled $627,000 and $670,000, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Audit Fees	$398,000	$222,000
Audit Related Fees	81,000	147,000
Tax Fees	148,000	150,000
All Other Fees	—	151,000
TOTAL	$627,000	$670,000

Audit Fees

     These audit fees were for professional services rendered for the audits of the Registrant’s consolidated financial statements, review of interim financial statements included in the Registrant’s quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees

     These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included comfort letters and consents related to securities registration statements and other capital raising activities, reports relating to the Registrant’s regulatory filings, reports relating to the Registrant’s compliance with provisions of or calculations required by agreements and due diligence pertaining to acquisitions.

Tax Fees

     These tax fees were for tax compliance and tax advice. These services included assistance with tax audits and advisory services regarding restructurings, mergers and acquisitions.

Pre-Approval Policies and Procedures

     The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee charter requires the pre-approval by the committee of all audit and permissible non-audit services provided by the independent auditors and no work is done without such pre-approval. The Registrant’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

     None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The disclosure provided under Note 8 to the Notes of the Consolidated Financial Statements in Exhibit 99.2 hereto is incorporated by reference herein. The Registrant has no long term debt as of December 31, 2003.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

/s/ ROBERT R. MCEWEN

Robert R. McEwen
Chairman and Chief Executive Officer

Date: May 17, 2004

EXHIBIT INDEX

     The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2003

99.2	Management’s Discussion and Analysis and the Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

99.3	Consent of KPMG LLP, Chartered Accountants

99.4	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

99.5	Section 302 Certifications

99.6	Section 906 Certifications