Form 40-F
period 2004-12-31
GOLDCORP INC
filed 2005-03-31
CIK 919239

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2004 Commission file number: 001-12970

GOLDCORP INC.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A

(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

CT Corporation System c/o Team 1, New York 111 8th Avenue New York, New York 10011 (800) 223-7567	200 Burrard Street Suite 1560 Vancouver, British Columbia Canada V6C 3L6 (604) 696-3000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	(Address and telephone number of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares	New York Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class:	Outstanding at December 31, 2004:

Common Shares	189,980,188

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐ Yes  82-_______     ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No

UNDERTAKINGS

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

CONTROLS AND PROCEDURES

          The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2004 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

          No changes were made in the Registrant’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

          The Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

          Mr. Douglas Holtby serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Holtby satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Holtby as an audit committee financial expert does not make Mr. Holtby an “expert” for any purpose, impose any duties, obligations or liability on Mr. Holtby that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

          The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant’s code of ethics is posted on the Registrant’s web-site at www.goldcorp.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Fees payable to the Registrant’s independent auditor, KPMG LLP, for the years ended December 31, 2004, and December 31, 2003, totaled $704,000 and $543,000, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2004	December 31, 2003

Audit Fees	$394,000	$332,000

Audit-Related Fees	202,000	34,000

Tax Fees	—	122,000

All Other Fees	108,000	55,000

TOTAL	$704,000	$543,000

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

Audit-Related Fees

          These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included quarterly review of interim financial statements, a compilation report on pro forma financial statements, French translation and a review of U.S. GAAP reconciliation in take-over bid circular and observations and recommendations with respect to implementing a new accounting system.

Tax Fees

          These tax fees in 2003 were for tax compliance and tax advice. These services included assistance with tax audits and advisory services regarding restructurings, mergers and acquisitions.

All Other Fees

          Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included providing due diligence services relating to the Wheaton River acquisition.

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

OFF-BALANCE SHEET ARRANGEMENTS

          None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The disclosure provided under Note 7 to the Notes of the Consolidated Financial Statements in Exhibit 99.3 hereto is incorporated by reference herein. The Registrant has no long term debt as of December 31, 2004.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
/s/ Ian Telfer
Ian Telfer
President and Chief Executive Officer

Date: March 29, 2005

EXHIBIT INDEX

          The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2004

99.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 together with the report of the auditors thereon, including a U.S. GAAP reconciliation *

99.3	Management’s Discussion and Analysis of Financial Condition and Result of Operations

99.4	Consent of KPMG LLP, Chartered Accountants

99.5	Section 302 Certifications

99.6	Section 906 Certifications

*	See pages 19 to 36 of Exhibit 99.3 filed herewith.