Form 40-F
period 2005-12-31
GOLDCORP INC
filed 2006-03-21
CIK 919239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission file number 001-12970
Goldcorp Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable	Ontario, Canada	Not Applicable

(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
1041
(Primary Standard Industrial Classification Code Number (if applicable))
Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6
Canada (604) 696-3000
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 8th Avenue, New York, NY 10019
(800) 223-7567
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange
Series A Common Share Purchase Warrants	New York Stock Exchange
Series C Common Share Purchase Warrants	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As at December 31, 2005, 399,642,000 Common Shares without par value were outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes: 82-	☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No
The Annual Report on Form 40-F shall be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-126037, 333-126038, 333-126039 and 333-126040) under the Securities Act of 1933.

CONTROLS AND PROCEDURES
     As of the end of the registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
     It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
     During the fiscal year ended December 31, 2005, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).
AUDIT COMMITTEE FINANCIAL EXPERT
     Mr. Douglas Holtby serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Holtby satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Mr. Holtby as an audit committee financial expert does not make Mr. Holtby an “expert” for any purpose, impose any duties, obligations or liability on Mr. Holtby that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
IDENTIFICATION OF AUDIT COMMITTEE
     The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are Douglas Holtby, Larry Bell and Brian Jones, each of whom is independent as such term is defined under applicable securities laws and applicable New York Stock Exchange rules. The information contained under the heading “Audit Committee” of the Registrant’s 2005 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.
CODE OF ETHICS
     The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of ethics is available without charge, upon request made to the Director, Investor Relations at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The disclosure provided under “Audit Committee” in the Annual Information Form for the Year ended December 31, 2005 in Exhibit 99.1 hereto is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
     The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The disclosure provided under “Liquidity and Capital Resources” in the Management’s Discussion and Analysis for the Year ended December 31, 2005 in Exhibit 99.3 hereto is incorporated by reference herein.
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
     The Registrant’s corporate governance practices have been and continue to be in compliance with applicable New York Stock Exchange requirements.
Corporate Governance Guidelines
     According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Registrant operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described in the Registrant’s website at www.goldcorp.com.
Board Committee Mandates
     The mandates of the registrant’s audit committee, compensation committee, governance and nominating committee and sustainability, environment, health and safety committee are each available for viewing on the Registrant’s website at www.goldcorp.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: the Director, Investor Relations at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada.
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

GOLDCORP INC.
/s/ Ian W. Telfer
Ian W. Telfer
Date: March 21, 2006	President and Chief Executive Officer

EXHIBIT INDEX
     The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form dated March 20, 2006

99.2
Audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation (as filed with the Commission on Form 6-K on March 16, 2006)

99.3	Management’s Discussion and Analysis for fiscal 2005 (as filed with the Commission on Form 6-K on March 16, 2006)

99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.5	Consent of Giroux Consultants Ltd.

99.6	Consent of Stephen McGibbon

99.7	Consent of Reynaldo Rivera

99.8	Consent of Gary H. Giroux

99.9	Consent of Mike Hester

99.10	Consent of Neil Burns

99.11	Consent of James N. Grey

99.12	Consent of Al Samis

99.13	Consent of Luis Rivera

99.14	Consent of Joe Ranford

99.15	Consent of Rex Berthelsen

99.16	Consent of Rodrigo Mello

99.17	Consent of Randy V.J. Smallwood

99.18	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.19	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002