Form 40-F/A
period 2005-12-31
GOLDCORP INC
filed 2007-03-12
CIK 919239

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM 40-F
(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005       Commission file number 001-12970
Goldcorp Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable	Ontario, Canada	Not Applicable

(Translation of Registrant’s name into	(Province of other jurisdiction of	(I.R.S. Employer Identification
English (if applicable))	incorporation organization)	Number (if applicable))
1041
(Primary Standard Industrial Classification Code Number (if applicable))
Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 Canada        (604) 696-3000
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 8th Avenue, New York, NY 10019        (800) 223-7567
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value Common Share Purchase Warrants	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☑Annual information form       ☑Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
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
☑ Yes      ☐ No
The Annual Report on Form 40-F shall be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-126037, 333-126038, 333-126039, 333-126040 and 333-138760) under the Securities Act of 1933.

Explanatory Note
     This Amendment No. 1 to Form 40-F for the year ended December 31, 2005 is being filed to restate the Registrant’s U.S. GAAP note to its financial statements for the year ended December 31, 2005. This restatement only pertains to the Registrant’s U.S. GAAP reconciliation note disclosure and there are no other changes to the Registrant’s financial statements.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
/s/ Kevin McArthur
Kevin McArthur
President and Chief Executive Officer

Date: March 9, 2007

EXHIBIT INDEX
     The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form dated March 20, 2006(1)

99.2	Audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation (filed as part of Exhibit 99.3 below)*

99.3	Management’s Discussion and Analysis for fiscal 2005*

99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants*

99.5	Consent of Micon International Limited(1)

99.6	Consent of Watts, Griffis and McOuat Limited(1)

99.7	Consent of Giroux Consultants Ltd.(1)

99.8	Consent of Stephen McGibbon(1)

99.9	Consent of Reynaldo Rivera(1)

99.10	Consent of Gary H. Giroux(1)

99.11	Consent of Mike Hester(1)

99.12	Consent of Neil Burns(1)

99.13	Consent of James N. Grey(1)

99.14	Consent of Al Samis(1)

99.15	Consent of Luis Rivera(1)

99.16	Consent of Joe Ranford(1)

99.17	Consent of Rex Berthelsen(1)

99.18	Consent of Rodrigo Mello(1)

Exhibit	Description

99.19	Consent of Randy V.J. Smallwood(1)

99.20	Consent of KPMG LLP, Independent Registered Chartered Accountants*

99.21	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

99.22	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(1)	Filed as the identically numbered exhibit on Goldcorp’s Annual Report on Form 40-F for the year ended December 31, 2005, filed on March 21, 2006.