Form 40-F
period 2006-12-31
GOLDCORP INC
filed 2007-04-02
CIK 919239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-12970
GOLDCORP INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)
Suite 3400 — 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 696-3000
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System
c/o Team 1, New York
111 8th Avenue
New York, New York 10011
(800) 223-7567
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares	New York Stock Exchange

Toronto Stock Exchange

Common Share Purchase Warrants	New York Stock Exchange, Toronto Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
December 31, 2006
Common Shares, no par value	703,524,461
Common Share Purchase Warrants	8,439,212
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐ Yes     ☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes      ☐ No

TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
AUDIT COMMITTEE FINANCIAL EXPERT
IDENTIFICATION OF AUDIT COMMITTEE
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX
DISCLOSURE CONTROLS AND PROCEDURES
The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely disclosure regarding required disclosure.
MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Registrant’s financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.
Management has excluded from the assessment of internal controls over financial reporting Glamis Gold Ltd. (“Glamis”) which was acquired on November 4, 2006 and certain of the Placer Dome operations and projects acquired on May 12, 2006 consisting of interests in the Porcupine and Musselwhite joint ventures in Canada, a 50% interest in the La Coipa gold/silver mine in Chile and a 40% interest in the Pueblo Viejo development project in the Dominican Republic (the “Placer Dome Operations and Projects”). Glamis and the Placer Dome Operations and Projects constitute 83% and 71% of net and total assets, respectively, 22% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Management has also excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”) in which we hold a 37.5% interest, because management does not have the ability to dictate or modify controls at this entity and management does not have the ability to assess, in practice, the controls at the entity. Under US generally accepted accounting principles, Alumbrera is accounted for using the equity method of accounting and the Registrant’s proportionate interest in individual assets, liabilities, revenues and expenses is excluded from the consolidated financial statements of the Registrant. Under Canadian generally accepted accounting principles, the Registrant proportionately consolidates Alumbrera which constitutes 6% of net and total assets, respectively, 35% of revenues and 57% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.
During the fiscal year ended December 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).
AUDIT COMMITTEE FINANCIAL EXPERT
Beverley Anne Briscoe serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Beverley Anne Briscoe satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Beverley Anne Briscoe as an audit committee financial expert does not make Beverley Anne Briscoe an “expert” for any purpose, impose any duties, obligations or liability on Beverley Anne Briscoe that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
IDENTIFICATION OF AUDIT COMMITTEE
The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are Beverley Anne Briscoe, Larry Bell, Dan Rovig and Kenneth Williamson each of whom is independent as such term is defined under applicable securities laws and applicable New York Stock Exchange rules. The information contained under the heading “Audit Committee” of the Registrant’s 2006 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.
CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of ethics is available without charge, upon request made to the Manager, Corporate Communications at Suite 3400-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
See page 108 of the Registrant’s Annual Information Form, which is incorporated herein by reference.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under “Liquidity and Capital Resources” in the Management’s Discussion and Analysis for the Year ended December 31, 2006 in Exhibit 99.3 hereto is incorporated by reference herein.
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
Board Committee Mandates
The mandates of the registrant’s audit committee, compensation committee, governance and nominating committee and sustainability, environment, health and safety committee are each available for viewing on the Registrant’s website at www.goldcorp.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Manager, Corporate Communications Park Place, Suite 3400, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Canada.
UNDERTAKINGS
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

/s/ C. Kevin McArthur

C. Kevin McArthur President and Chief Executive Officer

Date: March 30, 2007

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form

2.	Management’s Discussion and Analysis

3.	Annual Financial Statements

4.	Consent of Deloitte & Touche LLP

5.	Consent of KPMG LLP

6.	Consents of E. Strom

7.	Consent of R. Berthelsen

8.	Consent of A. Cheatle

9.	Consent of A. Guaringa

10.	Consent of L. Rivera

11.	Consent of T. Drielick

12.	Consent of M. Pegnam

13.	Consent of C. Huss

14.	Consent of T. Wythes

15.	Consent of T. Sanford

16.	Consent of J. Johnson

17.	Consent of N. Prenn

18.	Consent of M. Hester

19.	Consent of R. Rivera

20.	Consent of T. Jones

21.	Consent of B. Hennessey

22.	Consent of I. Gotz

Exhibit	Description

23.	Consent of H. Burgess

24.	Consent of J. Gray

25.	Consent of A. Ross

26.	Consent of D. Wells

27.	Consent of A. Stechishen

28.	Consent of D. Kappes

29.	Consent of D. Crick

30.	Consent of S. Price

31.	Consent of M. Kociumbas

32.	Consent of V. Spring

33.	Consent of R. MacFarlane

34.	Consent of J. Voorhees

35.	Consent of S. Blais

36.	Consent of A. Still

37.	Consent of AMEC Americas Ltd.

38.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

39.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.