Form 40-F/A
period 2006-12-31
GOLDCORP INC
filed 2007-05-11
CIK 919239

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
This Amendment No. 1 to Form 40-F for the year ended December 31, 2006 is being filed to correct the amount of audit fees billed to the Registrant as noted on page 108 of the Registrant’s Amended Annual Information Form, filed as Exhibit 1.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

/s/ C. Kevin McArthur

C. Kevin McArthur President and Chief Executive Officer

Date: May 10, 2007

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form(1)

2.	Management’s Discussion and Analysis*

3.	Annual Financial Statements*

4.	Consent of Deloitte & Touche LLP*

5.	Consent of KPMG LLP*

6.	Consents of E. Strom*

7.	Consent of R. Berthelsen*

8.	Consent of A. Cheatle*

9.	Consent of A. Guaringa*

10.	Consent of L. Rivera*

11.	Consent of T. Drielick*

12.	Consent of M. Pegnam*

13.	Consent of C. Huss*

14.	Consent of T. Wythes*

15.	Consent of T. Sanford*

16.	Consent of J. Johnson*

17.	Consent of N. Prenn*

18.	Consent of M. Hester*

19.	Consent of R. Rivera*

20.	Consent of T. Jones*

21.	Consent of B. Hennessey*

22.	Consent of I. Gotz*

Exhibit	Description

23.	Consent of H. Burgess*

24.	Consent of J. Gray*

25.	Consent of A. Ross*

26.	Consent of D. Wells*

27.	Consent of A. Stechishen*

28.	Consent of D. Kappes*

29.	Consent of D. Crick*

30.	Consent of S. Price*

31.	Consent of M. Kociumbas*

32.	Consent of V. Spring*

33.	Consent of R. MacFarlane*

34.	Consent of J. Voorhees*

35.	Consent of S. Blais*

36.	Consent of A. Still*

37.	Consent of AMEC Americas Ltd.*

38.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

39.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
* Previously filed

(1)	Replaces exhibit of same description as filed with the annual report on Form 40-F dated March 30, 2007.