Form 40-F
period 2008-12-31
GOLDCORP INC
filed 2009-03-16
CIK 919239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number: 001-12970

(Exact Name of Registrant as Specified in its Charter)

British Columbia	1041	Not Applicable

(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code)
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 729,599,975 (as of December 31, 2008)
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐ Yes       ☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes       ☐ No

TABLE OF CONTENTS

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
CORPORATE GOVERNANCE
AUDIT COMMITTEE
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
OFF-BALANCE SHEET TRANSACTIONS
CODE OF ETHICS
CONTRACTUAL OBLIGATIONS
NOTICES PURSUANT TO REGULATION BTR
CONTACTING THE BOARD
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
Ex-99.1 Annual Information Form
Ex-99.2 Management's Discussion & Analysis
Ex-99.3 Audited Financial Statements
Ex-99.4 Section 302 Certifications for CEO & CFO
Ex-99.5 Section 906 Certifications for CEO & CFO
Ex-99.6 Consent of Deloitte & Touche LLP
Ex-99.7 Consent of S. Blais
Ex-99.8 Consent of D. Crick
Ex-99.9 Consent of A. Stechishen
Ex-99.10 Consent of R. Bryson
Ex-99.11 Consent of F. Brown
Ex-99.12 Consent of P. John Barton
Ex-99.13 Consent of A. Ross
Ex-99.14 Consent of M. Hester
Ex-99.15 Consent of D. Kappes
Ex-99.16 Consent of J. Lupo
Ex-99.17 Consent of R. Rivera
Ex-99.18 Consent of M.M. Verma
Ex-99.19 Consent of B.T. Hennessey
Ex-99.20 Consent of D. T. Wells
Ex-99.21 Consent of J. B. Novillo
Ex-99.22 Consent of P. Stephenson
Ex-99.23 Consent of H. A. Smith
Ex-99.24 Consent of M. Butcher
Ex-99.25 Consent of C. Carr
Ex-99.26 Consent of A. Tripp
Ex-99.27 Consent of J. Voorhees
Ex-99.28 Consent of C. Osiowy
EXPLANATORY NOTE
Goldcorp Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the United States Securities and Exchange Commission (“SEC”), all as may be amended from time to time. The following cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:
•	risks related to the integration of acquisitions;

•	risks related to international operations;

•	risks related to joint venture operations;

•	actual results of current exploration activities;

•	actual results of current reclamation activities;

•	conclusions of economic evaluations;

•	changes in project parameters as plans continue to be refined;

•	future prices of gold, silver, copper, lead and zinc;

•	possible variations in ore reserves, grade or recovery rates;

•	failure of plant, equipment or processes to operate as anticipated;

•	accidents, labour disputes and other risks of the mining industry;

•	delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and

•	those factors discussed in the section entitled “Risk Factors” in Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
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
NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in “Note 25 — Reconciliation to United States Generally Accepted Accounting Principles” to the audited consolidated financial statements of the Company as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, including the reports of the Independent Registered Chartered Accountants with respect thereto, which are filed as Exhibit 99.3 to this annual report on Form 40-F (“Audited Financial Statements”).
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00=CDN$1.224.

RESOURCE AND RESERVE ESTIMATES
The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
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
ANNUAL INFORMATION FORM
The Company’s AIF for the fiscal year ended December 31, 2008 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
Audited Annual Financial Statements
The Audited Financial Statements, including the reports of the Independent Registered Chartered Accountants with respect thereto, are filed as Exhibit 99.3 to this annual report on Form 40-F and are incorporated by reference herein. For a reconciliation of material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see “Note 25 — Reconciliation to United States Generally Accepted Accounting Principles” to the Audited Financial Statements.
Management’s Discussion and Analysis
The Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2008 (“MD&A”) is filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
Tax Matters
Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.
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
Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 10, 2009, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008. The management report is included with the Audited Financial Statements which are filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2008 included with Audited Financial Statements which are filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
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
CORPORATE GOVERNANCE
The Company is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regard to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or management information circular. The Company is also listed on the New York Stock Exchange (“NYSE”) and additionally complies with the applicable rules and guidelines of the NYSE as well as the SEC, including those applicable rules and regulations resulting from the Sarbanes-Oxley Act of 2002.
The Company’s Board of Directors (“Board”) has the following four separately designated and standing committees:
•	the Audit Committee;
•	the Compensation Committee;
•	the Governance and Nominating Committee; and
•	the Sustainability, Environment, Health and Safety Committee.
All of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Governance and Nominating Committee, has determined that all the members of these committees are deemed independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company.
The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.
The charters for each of the Company’s standing committees are available for review on the Company’s website at www.goldcorp.com and in print to any shareholder that provides the Company with a written request.
AUDIT COMMITTEE
The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee” in the AIF beginning on page 103, attached hereto as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.
Audit Committee Financial Experts
Larry Bell, Beverley Briscoe, A. Dan Rovig and Kenneth Williamson are all financial experts, in that each has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and has an understanding of audit committee functions.
The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board. The Audit Committee meets with the President and CEO and the CFO of the Company and the Company’s independent registered chartered accountants to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Committee reviews and recommends to the Board for approval the annual financial statements, the Management’s Discussion and Analysis, and undertakes other activities required by regulatory authorities.
Audit Committee Charter
The Company’s Audit Committee Charter is available on the Company’s website at www.goldcorp.com, in print to any shareholder who provides the Company with a written request, and is an exhibit to the AIF, which is attached hereto as Exhibit 99.1.
PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Deloitte & Touche LLP acted as the Company’s Independent Registered Chartered Accountants for the fiscal year ended December 31, 2008. For a description of the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 104 of the Registrant’s AIF, which is incorporated by reference herein.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee — Pre-Approval Policies and Procedures” on page 104 of the Registrant’s AIF, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS
The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.
CODE OF ETHICS
The Board has adopted a written Code of Business Conduct and Ethics by which it and all officers and employees of the Company must abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman of the Board or another Board member as appropriate.
It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to such transaction or agreement if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to the directors and senior officers of the Company.
All amendments to the Code of Conduct and Ethics, and all waivers of such code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Conduct and Ethics is located on its website at www.goldcorp.com.
CONTRACTUAL OBLIGATIONS
For a description of the contractual obligations of the Company, see “Financial Instruments and Related Risks — Contractual obligations and Guarantees” on page 41 of the Company’s MD&A, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
CONTACTING THE BOARD
Company shareholders, employees and other interested parties may communicate directly with the Board by:
•	writing to:	Vice Chairman and Lead Director Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC V6C 2X8
•	calling:	1-866-696-3055 or 1-604-696-3055
•	emailing:	directors@goldcorp.com
UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS
The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arose.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2008

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2008

99.3	Audited Consolidated Financial Statements of the Company for the Year Ended December 31, 2008

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.7	Consent of S. Blais

99.8	Consent of D. Crick

99.9	Consent of A. Stechishen

99.10	Consent of R. Bryson

99.11	Consent of F. Brown

99.12	Consent of P. John Barton

99.13	Consent of A. Ross

99.14	Consent of M. Hester

99.15	Consent of D. Kappes

99.16	Consent of J. Lupo

99.17	Consent of R. Rivera

99.18	Consent of M. M. Verma

99.19	Consent of B. T. Hennessey

99.20	Consent of D. T. Wells

99.21	Consent of J. B. Novillo

99.22	Consent of P. Stephenson

99.23	Consent of H. A. Smith

99.24	Consent of M. Butcher

99.25	Consent of C. Carr

99.26	Consent of A. Tripp

99.27	Consent of J. Voorhees

99.28	Consent of C. Osiowy

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDCORP INC.

By:	/s/ Charles A. Jeannes
Name:	Charles A. Jeannes
Title:	President and Chief Executive Officer
Date March 13, 2009