Form 40-F
period 2009-12-31
GOLDCORP INC
filed 2010-03-19
CIK 919239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission file number: 001-12970
Goldcorp Inc.

(Exact Name of Registrant as Specified in its Charter)

Ontario	1041	Not Applicable

(Province or other jurisdiction of	(Primary Standard Industrial)	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code)
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 733,557,246 (as of December 31, 2009).
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐Yes     ☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes      ☐ No

EXPLANATORY NOTE
     Goldcorp Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act “), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
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
     Statements concerning mineral reserve and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:
•	risks related to the integration of acquisitions;

•	risks related to international operations;

•	risks related to joint venture operations;

•	risks related to current global financial conditions;

•	actual results of current exploration activities;

•	actual results of current reclamation activities;

•	conclusions of economic evaluations;

•	changes in project parameters as plans continue to be refined;

•	future prices of gold, silver, copper, lead and zinc;

•	possible variations in ore reserves, grade or recovery rates;

•	failure of plant, equipment or processes to operate as anticipated;

•	accidents, labor disputes and other risks of the mining industry;

•	delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and

•	those factors discussed in the section entitled “Risk Factors” in Exhibit 99.1 attached to this annual report on Form 40-F and incorporated by reference herein.
     This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.
NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
     The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in “Note 25 – Reconciliation to United States Generally Accepted Accounting Principles” to the audited consolidated financial statements of the Company as of December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, including the report of the Independent Registered Chartered Accountants with respect thereto, which are attached as Exhibit 99.3 to this annual report on Form 40-F (the “Audited Financial Statements”) and incorporated by reference herein.
CURRENCY
     Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00=CDN$1.0466.
RESOURCE AND RESERVE ESTIMATES
     The Company’s Annual Information Form (the “AIF”) for the financial year ended December 31, 2009 attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
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
     Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
ANNUAL INFORMATION FORM
     The AIF is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
Audited Annual Financial Statements
     The Audited Financial Statements, including the report of the Independent Registered Chartered Accountants with respect thereto, are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
     For a reconciliation of material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see “Note 25 – Reconciliation to United States Generally Accepted Accounting Principles” to the Audited Financial Statements.
Management’s Discussion and Analysis
     The Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
Tax Matters
     Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
     At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Responsibility, Evaluation and Report
     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.
     Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 11, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2009.
     Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
Scope of Management’s Report on Internal Control Over Financial Reporting
     As noted in the Report, management has not evaluated the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), an entity in which the Company holds a 37.5% interest. Management’s conclusion regarding the effectiveness of the Company’s internal controls over financial reporting does not extend to the internal controls of Alumbrera, as management does not have the ability to dictate or modify controls at this entity and management does not have the ability to assess, in practice, the controls at the entity. The Report also includes key percentages, such as total and net assets, revenues and net income that result from the proportionate consolidation of Alumbrera.
ATTESTATION REPORT OF THE
INDEPENDENT CHARTERED ACCOUNTANTS
     The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009 included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
     During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

     The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.
     Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
CORPORATE GOVERNANCE
     The Company is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance with specific reference to National Instrument 58-101 — Disclosure of Corporate Governance Practices on an annual basis by way of certain disclosures contained in the Company’s management information circular. The Company is also listed on the New York Stock Exchange (“NYSE”) and additionally complies with the applicable rules and guidelines of the NYSE as well as the SEC, including those applicable rules and regulations resulting from the Sarbanes-Oxley Act of 2002. As a result, the Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the applicable rules and guidelines of the NYSE.
     The Company’s Board of Directors (“Board”) has the following four separately designated and standing committees:
•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.
     All of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company. The members of each committee of the Board are identified under the heading “Directors and Officers” on page 108 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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
AUDIT COMMITTEE
     The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee” on page 118 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.
Audit Committee Financial Experts
     The Board has determined that Lawrence I. Bell, Beverley A. Briscoe, A. Dan Rovig and Kenneth F. Williamson, are all audit committee financial experts under the applicable criteria prescribed by the NYSE and the SEC in the general instructions of Form 40-F.
Audit Committee Charter
     The Company’s Audit Committee Charter is available on the Company’s website at www.goldcorp.com, in print to any shareholder who provides the Company with a written request, and is a schedule to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
     Deloitte & Touche LLP acted as the Company’s Independent Registered Chartered Accountants for the financial year ended December 31, 2009. For a description of the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two financial years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 120 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
     For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee — Pre-Approval Policies and Procedures” on page 119; of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS
     The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.
CODE OF CONDUCT
     The Board has adopted a written Code of Conduct by which it and all directors, officers and employees of the Company must abide, which is attached as Exhibit 99.4 to this annual report on Form 40-F and incorporated by reference herein. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the Chairman of the Audit Committee, Vice President, Regulatory Affairs, Director, Risk or General Counsel, as appropriate.
     All amendments to the Code of Conduct, and all waivers of such code with respect to the Company’s principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them.
     The Company’s Code of Conduct is also available on its website at www.goldcorp.com.
CONTRACTUAL OBLIGATIONS
     For a description of the contractual obligations of the Company, see “Financial Instruments and Related Risks” starting on page 44 of the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
     There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
ADDITIONAL INFORMATION
     Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on the Company’s website at www.goldcorp.com. Shareholders may also contact the Manager, Corporate Communications of the Company by phone at (604) 696-3050 or by e-mail at info@goldcorp.com to request copies of these documents and this annual report on Form 40-F.

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
CONSENT TO SERVICE OF PROCESS
     The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2009, including a Reconciliation to United States Generally Accepted Accounting Principles

99.4	Code of Conduct

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.8	Consent of S. Blais

99.9	Consent of C. Osiowy

99.10	Consent of R. Bryson

99.11	Consent of F. Brown

99.12	Consent of R. Rivera

99.13	Consent of M. Verma

99.14	Consent of B. T. Hennessey

99.15	Consent of D. Wells

99.16	Consent of J. Novillo

99.17	Consent of P. Stephenson

99.18	Consent of H. Smith

99.19	Consent of M. Butcher

99.20	Consent of C. Carr

99.21	Consent of A. Tripp

99.22	Consent of J. Voorhees

99.23	Consent of M. Belanger

99.24	Consent of D. Crick

99.25	Consent of A. Stechishen

99.26	Consent of P. J. Barton

99.27	Consent of A. Ross

99.28	Consent of M. Hester

99.29	Consent of D. Kappes

99.30	Consent of J. Lupo

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDCORP INC.
By:	/s/ Charles A. Jeannes
Name:	Charles A. Jeannes
Title:	President and Chief Executive Officer

Date March 19, 2010