Form 40-F
period 2010-12-31
GOLDCORP INC
filed 2011-03-31
CIK 919239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number: 001-12970
Goldcorp Inc.

(Exact Name of Registrant as Specified in its Charter)

Ontario	1041	Not Applicable

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial)	(I.R.S. Employer Identification No.)
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 798,373,631 (as of December 31, 2010).
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐ Yes       ☑ No
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes       ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes       ☐ No

EXPLANATORY NOTE
FORWARD-LOOKING STATEMENTS
NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CURRENCY
RESOURCE AND RESERVE ESTIMATES
ANNUAL INFORMATION FORM
AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
CORPORATE GOVERNANCE
AUDIT COMMITTEE
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
OFF-BALANCE SHEET ARRANGEMENTS
CODE OF CONDUCT
CONTRACTUAL OBLIGATIONS
NOTICES PURSUANT TO REGULATION BTR
MINE SAFETY DISCLOSURE
ADDITIONAL INFORMATION
CONTACTING THE BOARD
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12
EX-99.13
EX-99.14
EX-99.15
EX-99.16
EX-99.17
EX-99.18

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
FORWARD-LOOKING STATEMENTS
     This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the United States Securities and Exchange Commission (“SEC”), all as may be amended from time to time, concerning the business, operations and financial performance and condition of the Company. The following cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
     Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

     Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which the Company operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in the Company’s annual information form for the year ended December 31, 2009 and in the Company’s annual information form for the year ended December 31, 2010 (the “AIF”) attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. the Company does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
     The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in “Note 29 – Reconciliation to Generally Accepted Accounting Principles in the United States” to the audited consolidated financial statements of the Company as of December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010, including the report of the Independent Registered Chartered Accountants with respect thereto, which are attached as Exhibit 99.3 to this annual report on Form 40-F (the “Audited Financial Statements”) and incorporated by reference herein.

     Beginning on January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for preparation of the Company’s financial statements. While the adoption of IFRS does not impact our current Audited Financial Statements or this annual report on Form 40-F, it has required the Company to make certain accounting policy choices and could impact our reported financial position and results of operations for the year ended December 31, 2011. For further discussion of the Company’s adoption of IFRS, please see the disclosure under the caption “International Financial Reporting Standards” in the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010 (the “MD&A”) attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
CURRENCY
     Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2010 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.0054. The exchange rate of United States dollars into Canadian dollars, on March 30, 2011 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$0.9714.
RESOURCE AND RESERVE ESTIMATES
     The Company’s AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
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
     For a reconciliation of material differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see “Note 29 – Reconciliation to Generally Accepted Accounting Principles in the United States” to the Audited Financial Statements.
Management’s Discussion and Analysis
     The Company’s MD&A is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
Tax Matters
     Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
     At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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
     With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of February 24, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2010.

     Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
Scope of Management’s Report on Internal Control Over Financial Reporting
     As noted in the Report, management has excluded from its assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.2% of net assets, 15.7% of revenues, 15.0% of earnings from operations and 9.8% of net earnings of the Company, as of and for the year ended December 31, 2010, as disclosed in the Company’s consolidated financial statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
     In addition, management has also excluded from its assessment the internal control over financial reporting at Andean Resources Limited, which was acquired by the Company on December 29, 2010, and Sociedad Contractual Minera El Morro, in which the Company acquired a 70% interest on February 16, 2010, as a result of the timing of the acquisitions. These interests consist of the Company’s 100% interest in the Cerro Negro gold project in Argentina (“the Cerro Negro project”) and a 70% interest in the El Morro gold/copper project in Chile (“the El Morro project”), respectively. The Cerro Negro and El Morro projects constitute 17.7% and 4.2% of the Company’s total assets, respectively, 17.4% and 3.6% of the Company’s net assets, respectively, and 0% of the Company’s revenues, earnings from operations and net earnings as of and for the year ended December 31, 2010, as disclosed in the Company’s consolidated financial statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
ATTESTATION REPORT OF THE
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
     The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2010 included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
     During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE
     The Company is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance, with specific reference to National Instrument 58-101 — Disclosure of Corporate Governance Practices, on an annual basis by way of certain disclosures contained in the Company’s management information circular. The Company is also listed on the New York Stock Exchange (“NYSE”) and additionally complies with the applicable rules and guidelines of the NYSE as well as the SEC, including those applicable rules and regulations resulting from the Sarbanes-Oxley Act of 2002. As a result, the Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the applicable rules and guidelines of the NYSE.
     The Company’s Board of Directors (“Board”) has the following four separately designated and standing committees:
•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.
     Each of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company. The members of each committee of the Board are identified under the heading “Directors and Officers” on page 88 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
     The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.
     The charters for each of the Company’s standing committees are available for review on the Company’s website at www.goldcorp.com and in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.
AUDIT COMMITTEE
     The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee” on page 99 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts
     The Board has determined that Lawrence I. Bell, Beverley A. Briscoe, Douglas M. Holtby and Kenneth F. Williamson are all audit committee financial experts under the applicable criteria prescribed by the NYSE and the SEC in the general instructions of Form 40-F.
Audit Committee Charter
     The Company’s Audit Committee Charter is available on the Company’s website at www.goldcorp.com, in print without charge to any shareholder who provides the Company with a written request, and is attached as Schedule “A” to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
     Deloitte & Touche LLP acted as the Company’s Independent Registered Chartered Accountants for the financial year ended December 31, 2010. For a description of the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two financial years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee – External Auditor Service Fees” on page 101 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
     For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee — Pre-Approval Policies and Procedures” on page 101 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
     The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.
CODE OF CONDUCT
     In March 2010, the Board adopted a new Code of Conduct that applies to all directors, officers and employees of the Company. The Code of Conduct replaces the Company’s former Code of Business Conduct and Ethics and Whistleblower policies. The Company adopted the Code of Conduct to integrate the Company’s whistleblower policy and therefore includes a whistleblower reporting mechanism into the Code of Conduct. The Code of Conduct was also amended to make it more consistent with the Company’s current business practices and simpler to understand. The Company’s Audit Committee has responsibility for monitoring compliance with the Code of Conduct by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code of Conduct and acknowledge their support and understanding of the Code of Conduct.

     In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct. The Board believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations, and expects the Company’s management team to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the Company’s Chairman of the Audit Committee; Regional Vice President; Director, Risk; Vice President, Regulatory Affairs; or General Counsel, as appropriate. In addition, the Company conducts regular and ad hoc audits to test compliance with the Code of Conduct.
     All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to the Company’s principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them.
     The Company’s Code of Conduct is available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, on its website at www.goldcorp.com and in print without charge to any shareholder who provides the Company with a written request.
CONTRACTUAL OBLIGATIONS
     For a description of the contractual obligations of the Company, see “Financial Instruments and Related Risks” starting on page 47 of the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
NOTICES PURSUANT TO REGULATION BTR
     There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
MINE SAFETY DISCLOSURE
     Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) requires that the Company disclose in this report certain information about each of the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) by the U.S. Labor Department’s Mine Safety and Health Administration (“MSHA”). Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2010 is included as Exhibit 99.4 to this annual report on Form 40-F and incorporated by reference herein.
ADDITIONAL INFORMATION
     Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov or on the Company’s website at www.goldcorp.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 696-3050 or by e-mail at info@goldcorp.com to request copies of these documents and this annual report on Form 40-F for no charge.
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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2010, including a Reconciliation to United States Generally Accepted Accounting Principles

99.4	Mine Safety Information Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.8	Consent of Stephane Blais

99.9	Consent of Chris Osiowy

99.10	Consent of Guillermo Pareja

99.11	Consent of Peter Nahan

99.12	Consent of David Brimage

99.13	Consent of Maryse Belanger

99.14	Consent of Sophie Bergeron

99.15	Consent of Andrew S. Tripp

99.16	Consent of Patrick R. Stephenson

99.17	Consent of Herbert A. Smith

99.18	Consent of Ian Glazier

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDCORP INC.
By:	/s/ Charles A. Jeannes
Name:	Charles A. Jeannes
Title:	President and Chief Executive Officer

Date: March 31, 2011