Form 40-F
period 2011-12-31
GOLDCORP INC
filed 2012-04-02
CIK 919239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-12970

Goldcorp Inc.

(Exact Name of Registrant as Specified in its Charter)

Ontario	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial)	(I.R.S. Employer Identification No.)

Suite 3400 – 666 Burrard Street

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 809,941,169 (as of December 31, 2011).

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the United States Securities and Exchange Commission (“SEC”), all as may be amended from time to time, concerning the business, operations and financial performance and condition of the Company. The following cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which the Company operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2011 (the “AIF”) attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this annual report on Form 40-F are as of the date hereof. The forward-looking statements contained in this annual report on Form 40-F are made as of the date of this annual report on Form 40-F and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS –

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the report of the Independent Registered Chartered Accountants with respect thereto, which are attached as Exhibit 99.3 to this annual report on Form 40-F (the “Audited Financial Statements”) and incorporated by reference herein. For further discussion of the Company’s adoption of IFRS, please see the Audited Financial Statements, which are attached as Exhibit 99.3 to this annual report on Form 40-F, and the disclosure under the caption “Transition to International Financial Reporting Standards” in the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011 (the “MD&A”) attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 30, 2011 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.017. The exchange rate of United States dollars into Canadian dollars, on March 28, 2012 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$0.9984.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Scope of Management’s Report on Internal Control Over Financial Reporting

As noted in the Report, management has excluded from its assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at this entity. Alumbrera constitutes 2.2% of total assets, 1.9% of net assets, 10.6% of revenues, 7.9% of earnings from operations and 6.3% of net earnings of the Company, as of and for the year ended December 31, 2011, as disclosed in the Company’s consolidated financial statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED

CHARTERED ACCOUNTANTS

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2011 included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance, with specific reference to National Instrument 58-101 – Disclosure of Corporate Governance Practices, on an annual basis by way of certain disclosures contained in the Company’s management information circular. The Company is also listed on the New York Stock Exchange (“NYSE”) and additionally complies with the applicable rules and guidelines of the NYSE as well as the SEC, including those applicable rules and regulations resulting from the Sarbanes-Oxley Act of 2002. As a result, the Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the applicable rules and guidelines of the NYSE.

The Company’s Board of Directors (“Board”) has the following four separately designated and standing committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.

Each of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company. The members of each committee of the Board are identified under the heading “Directors and Officers” on page 109 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee” on page 122 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts

The Board has determined that Lawrence I. Bell, Beverley A. Briscoe (Chairperson), Douglas M. Holtby and Kenneth F. Williamson are all audit committee financial experts under the applicable criteria prescribed by the NYSE and the SEC in the general instructions of Form 40-F.

Audit Committee Charter

The Company’s Audit Committee Charter is available on the Company’s website at www.goldcorp.com, in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary, and is attached as Schedule “A” to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

PRINCIPAL ACCOUNTING FEES AND SERVICES –

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Deloitte & Touche LLP acted as the Company’s Independent Registered Chartered Accountants for the financial year ended December 31, 2011. For a description of the total amount billed to the Company by Deloitte & Touche LLP for services performed in the last two financial years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee – External Auditor Service Fees” on page 124 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee – Pre-Approval Policies and Procedures” on page 123 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF CONDUCT

The Board has adopted a Code of Conduct that applies to all directors, officers and employees of the Company. The Code of Conduct also sets out the Company’s whistleblower policy and, therefore, includes a whistleblower reporting mechanism into the Code of Conduct. The Company’s Audit Committee has responsibility for monitoring compliance with the Code of Conduct by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code of Conduct and acknowledge their support and understanding of the Code of Conduct.

In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct. The Board believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations, and expects the Company’s management team to monitor the activities of the Company’s employees, consultants and agents in that regard. Starting on January 1, 2012 the Company’s management team created the position of Manager, Ethics & Business Conduct that reports to the Executive Vice President, Corporate Affairs and General Counsel to support and enhance Goldcorp’s ethical culture throughout the organization. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised with the Company’s Chairperson of the Audit Committee; Regional Vice Presidents; local management teams; Manager, Ethics & Business Conduct; Internal Audit head; Vice President, Regulatory Compliance; or General Counsel, as appropriate. In addition, the Company has designed a Code of Conduct awareness program and conducts regular and ad hoc audits to test compliance with the Code of Conduct.

All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to the Company’s principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

The Company’s Code of Conduct is available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, on its website at www.goldcorp.com and in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Commitments” starting on page 46 of the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) requires that the Company disclose in this report certain information about each of the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) by the U.S. Labor Department’s Mine Safety and Health Administration (“MSHA”). Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2011 is included as Exhibit 99.4 to this annual report on Form 40-F and incorporated by reference herein.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov or on the Company’s website at www.goldcorp.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 696-3000 or by e-mail at info@goldcorp.com to request copies of these documents and this annual report on Form 40-F for no charge.

CONTACTING THE BOARD

Company shareholders, employees and other interested parties may communicate directly with the Board by:

• writing to:	Vice Chairman and Lead Director Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC V6C 2X8
• calling:	1-866-696-3055 or 1-604-696-3055
• emailing:	directors@goldcorp.com

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2011

99.4	Mine Safety Information Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Certifications of President and Chief Executive Officer and Executive Vice President and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of President and Chief Executive Officer and Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

99.8	Consent of Stephane Blais

99.9	Consent of Chris Osiowy

99.10	Consent of Ian Glazier

99.11	Consent of Carl Michaud

99.12	Consent of Andy Fortin

99.13	Consent of Jacques Simoneau

99.14	Consent of Eric Chen

99.15	Consent of Guillermo Pareja

99.16	Consent of Peter Nahan

99.17	Consent of Maryse Belanger

99.18	Consent of Sophie Bergeron

99.19	Consent of Christian Ardiles

99.20	Consent of Andrew S. Tripp

99.21	Consent of Robbert Borst

99.22	Consent of Chester Moore

99.23	Consent of André Villeneuve

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDCORP INC.

	By:	/s/ Charles A. Jeannes
	Name:	Charles A. Jeannes
Date: March 30, 2012	Title:	President and Chief Executive Officer