Form 40-F
period 2012-12-31
GOLDCORP INC
filed 2013-03-01
CIK 919239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 811,518,583 (as of December 31, 2012).

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

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which the Company operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2012 (the “AIF”) attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this annual report on Form 40-F are as of the date hereof. The forward-looking statements contained in this annual report on Form 40-F are made as of the date of this annual report on Form 40-F and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2012 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.0051. The exchange rate of United States dollars into Canadian dollars, on February 28, 2013 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.0285.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2012.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Scope of Management’s Report on Internal Control Over Financial Reporting

As noted in the Report, management has excluded from its assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at this entity. Alumbrera constitutes 2.6% of total assets, 2.5% of net assets, 11.3% of revenues, 11.1% of earnings from operations and 9.3% of net earnings of the Company, as of and for the year ended December 31, 2012, as disclosed in the Company’s consolidated financial statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012 included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

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

Each of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company. The members of each committee of the Board are identified under the heading “Directors and Officers” beginning on page 111 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee” on page 124 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts

The Board has determined that Lawrence I. Bell, Beverley A. Briscoe (Chair), Douglas M. Holtby and Kenneth F. Williamson are all audit committee financial experts under the applicable criteria prescribed by the NYSE and the SEC in the general instructions of Form 40-F.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES –

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Deloitte LLP acted as the Company’s Independent Registered Chartered Accountants for the financial year ended December 31, 2012. For a description of the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee – External Auditor Service Fees” on page 126 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee – Pre-Approval Policies and Procedures” on page 126 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Commitments” starting on page 47 of the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012 (the “MD&A”) which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) requires that the Company disclose in this report certain information about each of the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) by the U.S. Labor Department’s Mine Safety and Health Administration (“MSHA”). Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2012 is included as Exhibit 99.4 to this annual report on Form 40-F and incorporated by reference herein.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2012

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2012

99.4	Mine Safety Information Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Certifications of President and Chief Executive Officer and Executive Vice President and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of President and Chief Executive Officer and Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Chartered Accountants

99.8	Consent of Stephane Blais

99.9	Consent of Chris Osiowy

99.10	Consent of Ian Glazier

99.11	Consent of Carl Michaud

99.12	Consent of Andy Fortin

99.13	Consent of Jacques Simoneau

99.14	Consent of Eric Chen

99.15	Consent of Guillermo Pareja

99.16	Consent of Peter Nahan

99.17	Consent of Maryse Belanger

99.18	Consent of Sophie Bergeron

99.19	Consent of Robbert Borst

99.20	Consent of Chester Moore

99.21	Consent of André Villeneuve

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDCORP INC.

	By:	/s/ Charles A. Jeannes
	Name:	Charles A. Jeannes
Date: March 1, 2013	Title:	President and Chief Executive Officer