Form 40-F
period 2013-12-31
GOLDCORP INC
filed 2014-03-31
CIK 919239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 812,256,730 (as of December 31, 2013).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    ☐  Yes    ☒  No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).     ☐  Yes    ☐  No

EXPLANATORY NOTE

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

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which the Company operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled

“Risk Factors” in the Company’s annual information form for the year ended December 31, 2013 (the “AIF”) attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this annual report on Form 40-F are as of the date hereof. The forward-looking statements contained in this annual report on Form 40-F are made as of the date of this annual report on Form 40-F and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES

AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the report of the Independent Registered Public Accounting Firm with respect thereto, which are attached as Exhibit 99.3 to this annual report on Form 40-F (the “Audited Financial Statements”) and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2013 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.0636. The exchange rate of United States dollars into Canadian dollars, on March 28, 2014 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.1064.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

ATTESTATION REPORT OF THE INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s Independent Registered Public Accounting Firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013 included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F.

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

Each of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company. The members of each committee of the Board are identified under the heading “Directors and Officers” beginning on page 116 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee” on page 131 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts

The Board has determined that Beverley A. Briscoe (Chair), Douglas M. Holtby and Kenneth F. Williamson are all audit committee financial experts under the applicable criteria prescribed by the NYSE and the SEC in the general instructions of Form 40-F.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES –

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP acted as the Company’s Independent Registered Public Accounting Firm for the financial year ended December 31, 2013. For a description of the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee – External Auditor Service Fees” on page 133 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee – Pre-Approval Policies and Procedures” on page 133 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct. The Board believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations, and expects the Company’s management team to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised with the Company’s Chairperson of the Audit Committee; Regional Vice Presidents; local management teams; Director, Ethics & Business Conduct; Internal Audit head; Vice President, Regulatory Compliance; or General Counsel, as appropriate. In addition, the Company has designed a Code of Conduct awareness program and conducts regular and ad hoc audits to test compliance with the Code of Conduct.

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

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Commitments” starting on page 51 of the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013 (the “MD&A”) which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) requires that the Company disclose in this report certain information about each of the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) by the U.S. Labor Department’s Mine Safety and Health Administration (“MSHA”). Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2013 is included as Exhibit 99.4 to this annual report on Form 40-F and incorporated by reference herein.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2013

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2013

99.4	Mine Safety Information Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Certifications of President and Chief Executive Officer and Executive Vice President and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of President and Chief Executive Officer and Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.8	Consent of Stephane Blais

99.9	Consent of Chris Osiowy

99.10	Consent of Ian Glazier

99.11	Consent of Denis Fleury

99.12	Consent of Andy Fortin

99.13	Consent of Tony Brisson

99.14	Consent of Christine Beausoleil

99.15	Consent of Luc Joncas

99.16	Consent of Guillermo Pareja

99.17	Consent of Maryse Belanger

99.18	Consent of Sophie Bergeron

99.19	Consent of Luke Evans

99.20	Consent of Hugo M. Miranda

99.21	Consent of Kathleen Ann Altman

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDCORP INC.

	By:	/s/ Charles A. Jeannes
	Name:	Charles A. Jeannes
Date: March 31, 2014	Title:	President and Chief Executive Officer